Exhibit 2.1

STRICTLY CONFIDENTIAL

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

Mallinckrodt plc,

Endo, Inc.,

and

Salvare Merger Sub LLC,

dated as of

March 13, 2025

TABLE OF CONTENTS

1. INTERPRETATION	2

1.1 Certain Definitions	2

1.2 Terms Defined Elsewhere	22

1.3 Construction	24

1.4 Captions	25

1.5 Time	25

2. SCHEME	25

2.1 Scheme	25

2.2 Change in Shares	25

3. IMPLEMENTATION OF THE SCHEME; COURT MEETINGs AND EGM	26

3.1 Responsibilities of the Macaw Parties in Respect of the Scheme and EGM	26

3.2 Responsibilities of Eagle in Respect of the Scheme and EGM	29

3.3 No Scheme Amendment by Macaw	29

3.4 Preparation of the Registration Statement, the Joint Proxy Statement/Prospectus; Eagle Special Meeting	30

4. TREATMENT OF EQUITY AWARDS	33

4.1 Eagle RSU Awards	33

4.2 Eagle PSU Awards	34

4.3 Eagle Long-Term Cash Awards	34

4.4 Additional Actions	34

5. EAGLE AND MACAW CONDUCT	35

5.1 Conduct of Business by Eagle	35

5.2 Conduct of Business by Macaw	39

5.3 Non-Solicitation Applicable to Eagle	43

5.4 Non-Solicitation Applicable to Macaw	45

6. REPRESENTATIONS AND WARRANTIES	48

6.1 Eagle Representations and Warranties	48

6.2 Macaw Representations and Warranties	68

7. ADDITIONAL AGREEMENTS	87

7.1 Access; Confidentiality	87

7.2 Consents and Regulatory Approvals	88

i

7.3 Directors’ and Officers’ Indemnification and Insurance	91

7.4 Employment and Benefit Matters	94

7.5 Certain Tax Matters	96

7.6 Stock Exchange Listing	99

7.7 Corporate Governance	99

7.8 Financing Covenant	100

7.9 Macaw’s Financing Cooperation Covenant	101

7.10 Treatment of Macaw Indebtedness	104

7.11 Treatment of Eagle Indebtedness	104

7.12 Rule 16b-3 Actions	104

7.13 Creation of Macaw Distributable Reserves	105

7.14 Generics Separation	105

7.15 Merger Sub’s Obligations	105

7.16 Takeover Statutes	105

7.17 Security Holder Litigation	106

7.18 Director Resignations	106

7.19 Deregistration	106

7.20 Post-Completion Restructuring	106

7.21 Certain Structuring and Tax Matters	107

7.22 Amended Macaw Constitution	107

7.23 Eagle’s Obligations under Eagle Existing Credit Agreement	107

8. COMPLETION	108

8.1 Conditions to Each Party’s Obligations	108

8.2 Conditions to Obligations of the Macaw Parties	109

8.3 Conditions to Obligations of Eagle	110

8.4 Completion	110

8.5 [Intentionally Omitted]	112

8.6 Merger	112

8.7 Withholding	117

9. TERMINATION	117

9.1 Termination	117

9.2 Certain Effects of Termination	119

ii

10. GENERAL	123

10.1 Announcements	123

10.2 Notices	124

10.3 Assignment	126

10.4 Counterparts	126

10.5 Amendment	126

10.6 Entire Agreement	126

10.7 Inadequacy of Damages	126

10.8 Remedies and Waivers	127

10.9 Severability	127

10.10 No Partnership and No Agency	127

10.11 Further Assurance	128

10.12 Costs and Expenses	128

10.13 Governing Law; Jurisdiction; Waiver of Jury Trial	128

10.14 Third Party Beneficiaries	129

10.15 Non Survival of Representations and Warranties	129

10.16 Financing Provisions	130

Exhibits:

Exhibit A:	Form of Surviving Corporation Certificate of Incorporation
Exhibit B:	Form of Surviving Corporation Bylaws

iii

THIS TRANSACTION AGREEMENT is made on March 13, 2025

BY AND AMONG:

(1) Mallinckrodt plc, a public limited company incorporated in Ireland with registered number 522227 having its registered office at College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland (hereinafter called “Macaw”);

(2) Endo, Inc., a corporation incorporated in the State of Delaware (hereinafter called “Eagle”); and

(3) Salvare Merger Sub LLC, a limited liability company formed in the State of Delaware (hereinafter called “Merger Sub”).

RECITALS:

(A) The Parties (as defined below) are entering into this Transaction Agreement (this “Agreement”) for the purposes of amalgamating the businesses of the Macaw Group (as defined below) and the Eagle Group (as defined below) through the Merger (as defined below).

(B) This Agreement sets out certain matters relating to the conduct of the Macaw Articles Amendment (as defined below) and the Merger that have been agreed by the Parties, including certain representations, warranties, covenants and agreements in connection therewith and various conditions thereto.

(C) The Parties intend that the Macaw Articles Amendment will be implemented by way of the Scheme (as defined below) and the EGM Resolutions (as defined below).

(D) The board of directors of Eagle (the “Eagle Board”) has unanimously, on the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the transactions contemplated by this Agreement (collectively, including the Macaw Articles Amendment and the Merger, the “Transaction”) are advisable and fair to, and in the best interests of, Eagle and its shareholders, (ii) approved the execution of this Agreement and the consummation of the Transaction, (iii) adopted the Eagle Board Recommendation (as defined below) and (iv) directed that the adoption of this Agreement and the Eagle Distributable Reserves Resolution (as defined below) be submitted for consideration at the Eagle Special Meeting.

(E) The board of directors of Macaw (the “Macaw Board”) has unanimously, on the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the Transaction are in the best interests of Macaw and its shareholders, (ii) approved the execution of this Agreement and the consummation of the Transaction, including the Macaw Articles Amendment, (iii) adopted the Macaw Board Recommendation (as defined below) and (iv) directed that the EGM Resolutions be submitted for consideration at the EGM and the Court Meeting Resolution be submitted for consideration at the Court Meetings (each such defined term as defined below).

(F) Concurrently with the execution of this Agreement, certain Macaw Shareholders (as defined below) and Eagle Shareholders (as defined below) are entering into voting agreements in support of the Transaction with Macaw and Eagle (the “Voting Agreements”).

(G) For U.S. federal (and to the extent applicable, state and local) income tax purposes, it is the intent of the Parties (A) that with respect to the Merger, (i) the receipt by the Eagle Shareholders of the Per Share Tax Eagle Funded Cash Consideration shall be treated as a redemption by Eagle of a portion of each share of Eagle Common Stock, with a value equal to such Per Share Tax Eagle Funded Cash Consideration (the “Redemption”) that is integrated with the disposition of the remaining portion of each share of Eagle Common Stock in the Merger pursuant to Zenz v. Quinlivan, 213 F.2d 917 (6th Cir. 1954), resulting in a complete termination of each Eagle Shareholder’s interest in the aggregate equity interests in Eagle owned by such Eagle Shareholder before the Merger within the meaning of Section 302(b)(3) of the Code (other than with respect to any Eagle Shareholder that, after the Merger, owns, directly or constructively under Section 318 of the Code, 50% or more of the stock of Macaw and thus is treated as owning, under Section 318(a)(2)(C) of the Code, stock of Eagle after the Merger), (ii) the receipt by the Eagle Shareholders of the Per Share Stock Consideration (other than any Fractional Entitlements) shall be treated as a taxable exchange of a portion of each share of Eagle Common Stock, with a value equal to the value of such Per Share Stock Consideration, governed by Section 1001 of the Code, and (iii) subject to the last sentence of Clause 7.5(f), the receipt by the Eagle Shareholders of the Per Share Tax Base Cash Consideration (together with any cash in lieu of Fractional Entitlements) shall be treated as taxable exchange of a portion of each share of Eagle Common Stock, with a value equal to such Per Share Tax Base Cash Consideration (and the amount of any cash in lieu of Fractional Entitlements), governed by Section 1001 of the Code unless Section 304 of the Code applies to the Merger, and, if, as anticipated by the Parties, Section 304 of the Code applies to the Merger, a distribution of property in a transaction described in Section 304(a)(1) of the Code (the “Section 304 Transaction” and clauses (i), (ii) and (iii), the “Intended Merger Consideration Tax Treatment”) and (B) Macaw shall not become, as a result of the Merger, an Inverted Company (the “Intended Section 7874 Treatment,” and, together with the Intended Merger Consideration Tax Treatment, the “Intended US Tax Treatment”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	INTERPRETATION

1.1	Certain Definitions

In this Agreement, the following words and expressions shall have the meanings set opposite them:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to Macaw or Eagle, as applicable, than those contained in the Confidentiality Agreement (described in clause (x) of the definition thereof), except that such confidentiality agreement need not include standstill provisions that would restrict the making of or amendment or modification to Macaw Competing Proposals or Eagle Competing Proposals, as applicable;

“Act” means the Companies Act 2014 of Ireland;

“Aggregate Cash Consideration” means $80,000,000 (eighty million dollars), as it may be adjusted pursuant to the definition of “Per Share Stock Consideration”.

“Amended Macaw Constitution” means the memorandum and articles of association of Macaw to be adopted pursuant to the EGM Resolutions in a form to be agreed between the Parties acting in good faith, subject to and conditional on the adoption of the Macaw Scheme Constitution;

“Antitrust Laws” means any statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws of any jurisdiction that are designed or intended to (a) prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, through merger or acquisition or otherwise, including the HSR Act, or (b) prohibit, restrict or regulate foreign investments or foreign subsidies;

“Bribery Legislation” means any and all of the following if and as they may be applicable: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Eagle Group or the Macaw Group has business operations;

“business day” means any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorized or required by Law to be closed;

“Changes” means changes, developments, events or occurrences.

“Clearances” means all consents, clearances, approvals, permissions, permits, nonactions, orders, authorizations and waivers, termination or expiration of waiting periods, to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Governmental Entity or other third party in connection with the execution and delivery of this Agreement and the implementation and consummation of the Transaction;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Completion” means the completion of the Macaw Articles Amendment and the Merger;

“Compliant” shall mean, with respect to any Financing Information described in clauses (a) through (b) of the definition thereof, that (i) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company necessary in order to make such Financing Information, in light of the circumstances under which the statements contained in the financial information are made, not materially misleading, (ii) Macaw’s auditor has not withdrawn, or have not advised Macaw in writing that they intend to withdraw, its audit opinion with respect to any financial statements contained in such Financing Information, (iii) Macaw has not stated its intent to, or determined that it must, restate any historical financial information included in such Financing Information, (iv) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), and (v) contains financial information on the first day of the Marketing Period that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day of the Marketing Period to permit a registration statement on Form S-1 by a non-reporting issuer using such financial statements to be declared effective by the SEC and is sufficient to permit Macaw’s applicable independent accountants to issue comfort letters to the Financing Entities (including underwriters, placement agents or initial purchasers), including as to customary negative assurances and change period, in order to consummate any offering of debt securities on the last day of the Marketing Period;

“Conditional Scheme” means the Scheme, where it is expressed in the Court Order, or otherwise so expressed in the terms of the Scheme, that the effectiveness of the Macaw Articles Scheme Amendment will be subject to the satisfaction (or, in the sole discretion of the applicable Party, waiver) of the Conditions (or any of them) or otherwise expressed such that such effectiveness will occur subsequent to the filing of the Court Order but prior to Completion;

“Conditions” means the conditions to the Macaw Articles Amendment and the Merger set forth in Clause 8.1, Clause 8.2 and Clause 8.3, and “Condition” means any one of the Conditions;

“Confidentiality Agreement” means, collectively, (x) the confidentiality agreement between Eagle and Macaw, dated as of November 29, 2024, as it may be amended from time to time, and (y) the clean team agreement between Eagle and Macaw, dated as of January 21, 2025, as it may be amended from time to time;

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, guarantee, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect; provided, however, that Contracts shall not include any Eagle Benefit Plan or Macaw Benefit Plan;

“Court Hearing” means the hearing by the High Court of the Petition to sanction the Scheme under Section 453 of the Act;

“Court Meetings” means the meeting or meetings of the Macaw Shareholders or, if applicable, the meeting or meetings of any class or classes of Macaw Shareholder (and any adjournment or postponement thereof) convened by order of the High Court pursuant to Section 450 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution” means the resolutions to be proposed at the Court Meetings for the purposes of approving and implementing the Scheme;

“Court Order” means the order or orders of the High Court sanctioning the Scheme under Section 453 of the Act;

“Data Security Requirements” means, with respect to a Party or its Subsidiaries, all of the following to the extent relating to the processing of Personal Information or otherwise relating to data privacy, data protection, cybersecurity or data breach notification: (i) Laws, (ii) binding industry standards, (iii) publicly-posted policies or (iv) Contracts and other binding obligations to which such Party or any such Subsidiary is bound;

“DGCL” means General Corporation Law of the State of Delaware, as amended;

“DSOS” means the Secretary of State of the State of Delaware;

“Eagle Board Recommendation” means the recommendation of the Eagle Board that the Eagle Shareholders (x) approve and adopt the Transaction (including the Merger) and adopt this Agreement, pursuant to the DGCL and (y) approve the Eagle Distributable Reserves Resolution;

“Eagle Borrower” means Endo Finance Holdings, Inc., a Delaware corporation.

“Eagle Bylaws” means the amended and restated bylaws of Eagle, as in effect on the date hereof;

“Eagle Charter” means the amended and restated certificate of incorporation of Eagle, as in effect on the date hereof;

“Eagle Common Stock” means common stock of Eagle, par value $0.001 per share;

“Eagle Competing Proposal” means any indication of interest, proposal or offer from any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than Macaw and the Macaw Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Eagle or any of the Eagle Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the consolidated assets (by fair market value) of Eagle, or to which twenty percent (20%) or more of the revenues or earnings of Eagle (including any predecessor thereto) on a consolidated basis are attributable for the preceding 12 months, or any license having a similar economic effect, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of twenty percent (20%) or more of any class of equity or voting securities of Eagle, (iii) tender offer or exchange offer that, if consummated, would result in such Person or group beneficially owning twenty percent (20%) or more of any class of equity or voting securities of Eagle, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Eagle or any of the Eagle Subsidiaries, under which such Person or group or, in the case of clause (B), the stockholders or equityholders of any such Person or group would, directly or indirectly, (A) acquire assets equal to twenty percent (20%) or more of the consolidated assets (by fair market value) of Eagle, or to which twenty percent (20%) or more of the revenues or earnings of Eagle (including any predecessor thereto) on a consolidated basis are attributable for the preceding 12 months, or (B) immediately after giving effect to such transaction(s), beneficially own twenty percent (20%) or more of any class of equity or voting securities of Eagle or the surviving or resulting entity in such transaction(s), in each case of (i) through (iv) other than (x) the Transaction or (y) any Generics Proposal;

“Eagle Debt Parties” means any member of the Eagle Group that is a party (whether as primary obligor or a guarantor) to any Eagle Indebtedness;

“Eagle Equity Plan” means Eagle’s 2024 Stock Incentive Plan;

“Eagle Existing Credit Agreement” means the Credit Agreement, dated as of April 23, 2024, among Eagle, Eagle Borrower, the additional borrowers from time to time party thereto, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent, collateral agent, issuing bank and swingline lender, as amended by the First Amendment, dated as of October 29, 2024, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“Eagle Existing Indenture” means the Indenture, dated as of April 23, 2024, among Eagle Borrower, as the issuer, Eagle, as the parent, the subsidiary guarantors and Computershare Trust Company, National Association, a national banking association and limited purpose trust company organized under the laws of the United States, as trustee and as notes collateral agent, relating to the 8.500% senior secured notes due 2031, as supplemented by the First Supplemental Indenture, dated as of May 23, 2024, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“Eagle Group” means Eagle and all of its Subsidiaries;

“Eagle Indebtedness” means Indebtedness of the Eagle Group, including the Eagle Existing Credit Agreement and the Eagle Existing Indenture;

“Eagle IP” means, collectively, the Eagle Owned IP and the Eagle Licensed IP.

“Eagle Intervening Event” means a material Change that (a) was not known (or, if known, the material consequences of which were not known) on the date of this Agreement to the Eagle Board and (b) does not relate to or involve (i) the receipt, existence of or terms of any Eagle Competing Proposal or any inquiry or other communication relating thereto or the consequences thereof, (ii) any change in the market price or trading volume of Eagle Shares or Macaw Shares or change in Eagle’s or Macaw’s credit ratings (provided that this clause (ii) shall not exclude the underlying causes of any such change), or (iii) the fact that Eagle or Macaw exceeds (or fails to meet) internal or published expectations or projections (provided that this clause (iii) shall not exclude the underlying causes of such change);

“Eagle Licensed IP” means any and all Intellectual Property exclusively licensed by a third party to Eagle or any Eagle Subsidiary.

“Eagle Material Adverse Effect” means any Change which, individually or when taken together with all other Changes that have occurred in the applicable determination period for an Eagle Material Adverse Effect, has a material adverse effect on the business, financial condition or results of operations of Eagle and the Eagle Subsidiaries, taken as a whole; provided, however, that no Change resulting or arising from or relating to any of the following shall be deemed to constitute or contribute to an Eagle Material Adverse Effect: (i) any change in the market price or trading volume of Eagle Common Stock or change in Eagle’s credit ratings (provided that this clause (i) shall not exclude the underlying causes of any such change); (ii) the execution, announcement, pendency or performance of the Transaction Agreement, including the consummation of the Transaction (provided that this clause (ii) does not apply to any representation or warranty to the extent such representation or warranty explicitly addresses the consequences of the execution, announcement, pendency or performance of the Transaction Agreement, including the consummation of the Transaction); (iii) Changes generally affecting the industries in which Eagle and the Eagle Subsidiaries operate, or in the economy generally or other general business, financial or market conditions; (iv) fluctuations in the value of any currency or interest rates; (v) any act of terrorism, war, national or international calamity, natural disaster, pandemic, epidemic or disease outbreak or any other similar event; (vi) any actual or potential stoppage, shutdown, default or similar event or occurrence with respect to a Governmental Entity; (vii) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs or similar Taxes; (viii) the failure of Eagle to meet internal or published expectations or projections (provided that this clause (viii) shall not exclude the underlying causes of such failure); (ix) any action taken or omitted to be taken by Eagle at the written direction or with the written consent of Macaw or where Eagle has specifically requested Macaw’s consent in accordance with Clause 5.1 and Macaw has withheld such consent; (x) any Change in, or action taken required to comply with any Change in, any Law or GAAP or any interpretation or enforcement of any of the foregoing; (xi) the identity of Macaw as the counterparty to Eagle to the Transaction; or (xii) any demands, litigations or similar actions brought by Eagle Shareholders or Macaw Shareholders alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or the Transaction; provided that any Change referred to in the foregoing clauses (iii), (iv), (v), (vi), (vii) or (x) may be taken into account in determining whether there has been an Eagle Material Adverse Effect to the extent such Change disproportionately affects Eagle and the Eagle Subsidiaries relative to other participants in the industries in which Eagle and the Eagle Subsidiaries operate;

“Eagle Product” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by Eagle or any Eagle Subsidiary;

“Eagle Shareholder Approval” means the affirmative vote of the holders of a majority of the outstanding Eagle Shares entitled to vote upon the adoption of this Agreement at the Eagle Special Meeting;

“Eagle Shareholders” means the holders of Eagle Shares;

“Eagle Shares” means the shares of Eagle Common Stock;

“Eagle Special Meeting” means the meeting of the Eagle Shareholders for the purpose of seeking the Eagle Shareholder Approval and the Eagle Distributable Reserves Resolution, including any postponement or adjournment thereof;

“Eagle Specified Matters” means, as of any particular time, any proceeding, investigation, litigation or review by a Governmental Entity against Eagle, Endo International plc or their Subsidiaries that has been disclosed as of such time in the section entitled “Legal Proceedings and Investigations” (or any comparable section) of the most recent annual report on Form 10-K or any subsequent quarterly report on Form 10-Q that has been filed as of such time by Eagle or Endo International plc, or is reasonably expected as of such time to be required to be disclosed in the next annual report on Form 10-K or quarterly report on Form 10-Q to be filed by Eagle.

“Eagle Subsidiaries” means the Subsidiaries of Eagle;

“Eagle Superior Proposal” means a bona fide proposal or offer constituting an Eagle Competing Proposal (with references to twenty percent (20%) being deemed to be replaced with references to eighty percent (80%)), which the Eagle Board determines in good faith after consultation with Eagle’s outside legal and financial advisors to be (a) more favorable to the Eagle Shareholders from a financial point of view than the Transaction, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Macaw in response to such offer or otherwise)) and (b) reasonably capable of being completed on its terms, taking into account all financial, legal, regulatory and other aspects of such proposal or offer;

“Eagle Surplus Cash” has the meaning set forth in Clause 7.5(d);

“EGM Resolutions” means the following resolutions to be proposed at the EGM (and which will be set out in the Scheme Document for the purposes of approving): (w) approval of the Scheme and authorization of the directors of Macaw to implement the Scheme; (x) subject to the sanction of the High Court, amendment of the Macaw Constitution in accordance with the Macaw Articles Scheme Amendment; (y) subject to the foregoing resolutions being approved and the Scheme becoming effective, (i) approval of a variation in Macaw’s share capital and (ii) adoption of the Amended Macaw Constitution; and (z) approval of the Macaw Distributable Reserves Resolution;

“End Date” means December 15, 2025 (as such date may be extended pursuant to the following provisos); provided that if, on such date, any of the conditions set forth in Clause 8.1(c)(iii) or Clause 8.1(c)(iv) (if the statute, rule, regulation or injunction relates to Antitrust Laws) shall not have been satisfied, but all other conditions set forth in Clauses 8.1-8.3 have been satisfied or, in the sole discretion of the applicable Party, waived (other than (a) those conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)), then the End Date shall be automatically further extended to March 13, 2026 (the “Initial Extended End Date”); provided, further, that if, on the Initial Extended End Date, any of the conditions set forth in Clause 8.1(c)(iii) or Clause 8.1(c)(iv) (if the statute, rule, regulation or injunction relates to Antitrust Laws) shall not have been satisfied, but all other conditions set forth in Clauses 8.1-8.3 have been satisfied or, in the sole discretion of the applicable Party, waived (other than (a) those conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)), then the End Date shall be automatically further extended to June 15, 2026; provided, further, that (x) if the Marketing Period has commenced and is in effect on a date that would otherwise be the End Date, the End Date shall be automatically extended to the date that is 20 business days after the then scheduled expiration of the Marketing Period (without regard to any potential early termination thereof) (provided, that if the dates of such Marketing Period are such that it would be scheduled to expire on a date that would require such Marketing Period to be re-commenced pursuant to clause (A) or (B) of the first proviso to the definition of “Marketing Period”, then the End Date shall be automatically extended to the date that is 20 business days after the expiration of such re-commenced Marketing Period, assuming such Marketing Period is re-commenced on the first available date specified in the applicable clause (A) or (B) of such first proviso to the definition of “Marketing Period”); provided further, that if the condition set forth in Clause 8.1(b)(iii) is satisfied less than four business days before a date that would otherwise be the End Date, the End Date shall be automatically extended to the date that is four Business Days following such scheduled End Date;

“Enterprise Transformative Event” means any merger, acquisition, amalgamation, investment, dividend recapitalization, dissolution, liquidation, consolidation, disposition or other transaction or event that either (a) is not permitted by the terms of the Qualified Subject Debt immediately prior to the consummation of such transaction or occurrence of such event or (b) if permitted by the terms of the Qualified Subject Debt immediately prior to the consummation of such transaction or occurrence of such event, would leave Macaw and its Subsidiaries without adequate flexibility under the terms of the Qualified Subject Debt for the continuation and/or expansion of their combined operations following such consummation or occurrence, as reasonably determined by Macaw acting in good faith.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing;

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder;

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Exchange Agent” means a bank or trust company appointed by Macaw, and reasonably acceptable to Eagle, who will act as exchange agent for the payment of the Merger Consideration, as well as the agent for the Eagle Shareholders for the purpose of receiving and holding their Eagle Certificates and Eagle Book-Entry Shares (provided that the Exchange Agent shall obtain no rights or interests in the shares represented thereby);

“Extraordinary General Meeting” or “EGM” means the extraordinary general meeting of the Macaw Shareholders and, if applicable, the meeting or meetings of any class or classes of Macaw Shareholders (and any adjournment or postponement thereof), to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meetings shall have been concluded or adjourned (it being understood that if the Court Meetings are adjourned or postponed, the EGM shall be correspondingly adjourned or postponed), to consider, and if thought fit, approve the EGM Resolutions, provided that, without limiting Clause 3.1 and 3.4(g), Macaw may elect to present the EGM Resolutions at its 2025 Annual General Meeting of Shareholders (the “AGM” and such election, the “AGM Election”), in which case references to the “Extraordinary General Meeting” or “EGM” in this Agreement shall be deemed to be to the AGM;

“FCPA” means United States Foreign Corrupt Practices Act of 1977, as amended;

“Financing Information” shall mean:

(a) (i) audited consolidated balance sheets of Macaw and the Macaw Subsidiaries, and the related audited statements of operations, cash flows and stockholders’ equity of Macaw and the Macaw Subsidiaries for (A) the fiscal years ended December 31, 2022 and December 31, 2023 (which Eagle hereby acknowledges receiving) and (B) any subsequent fiscal year ended at least 90 days prior to the Completion, and in each case, the audit report of Macaw’s independent auditors related thereto (which Eagle hereby acknowledges receiving for the fiscal years ended December 31, 2022 and December 31, 2023); and

(ii) an unaudited consolidated balance sheet and related statements of operations, cash flows and stockholders’ equity of Macaw and the Macaw Subsidiaries for any subsequent fiscal quarter (other than, in each case, the fourth quarter of any fiscal year) ended at least 45 days prior to the Completion, and for the comparable period of the prior fiscal year, reviewed by Macaw’s independent auditor;

in the case of each of clauses (i) and (ii), prepared based on GAAP;

(b) historical financial information regarding Macaw that is reasonably required by Eagle to produce customary pro forma financial statements required by paragraph 6 of Exhibit D of the Commitment Letter to the extent relating to the periods described in clauses (a)(i) and (a)(ii) of this definition (subject to the limitations set forth in the definition of Excluded Information); and

(c) drafts of customary comfort letters (including as to customary “negative assurance” comfort and change period) from Macaw’s independent accountants with respect to any of the foregoing information described in clause (a), subject to the completion by such accountants of customary procedures relating thereto;

provided, that notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require Macaw or its Affiliates to provide (or be deemed to require Macaw or its Affiliates to prepare) any (1) description of all or any portion of the Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A under the Securities Act, (2) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (3) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act or XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering, (5) consolidating financial statements, separate Subsidiary financial statements, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, (6) financial statements for any period earlier than the year ended December 31, 2022, (7) financial information that Macaw or its Affiliates do not maintain in the ordinary course of business, (8) information not reasonably available to Macaw or its Affiliates under their respective current reporting systems, or (9) pro forma financial information or pro forma financial statements. For purposes of this Agreement, the information described in this proviso is collectively referred to as the “Excluded Information”.

If Macaw shall in good faith believe that the Financing Information has been delivered to Eagle, Macaw may deliver to Eagle a written notice to that effect (stating when it believes the delivery of the Financing Information to Eagle was completed), in which case Macaw shall be deemed to have complied with such obligation to furnish the Financing Information and Eagle shall be deemed to have received the Financing Information, unless Eagle in good faith reasonably believes that Macaw has not completed delivery of the Financing Information and not later than 5:00 p.m. (New York City time) two business days after the delivery of such notice by Macaw, delivers a written notice to Macaw to that effect (stating with specificity which such Financing Information Eagle believes Macaw has not delivered); provided, that notwithstanding the foregoing, the delivery of the Financing Information shall be satisfied at any time which (and so long as) Eagle shall have actually received the Financing Information, regardless of whether or when any such notice is delivered by Macaw.

Macaw’s or its Affiliates’ filing with the SEC pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934 and the rules and regulations of the SEC promulgated thereunder of any required audited financial statements with respect to it that is publicly available on Form 10-K or other filing or required unaudited financial statements with respect to it that is publicly available on Form 10-Q or other filing, in each case, will satisfy the requirements under clause (a) or (b), as applicable, of this definition.

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide Eagle or any of its Subsidiaries Financing pursuant to the Commitment Letter (the “Financing Entities”) or that is otherwise acting as a lender, arranger, bookrunner, manager, agent or parties functioning in a similar capacity, and their respective Representatives and other Affiliates, in each case solely in their capacity as such; provided, that neither Eagle nor any of its Subsidiaries shall be a Financing Party;

“GAAP” means generally accepted accounting principles in the United States;

“Generics Proposal” means any indication of interest, proposal or offer to acquire following the Completion both (x) at least a majority of the businesses, operations and activities of the “Specialty Generics” reporting segment of Macaw as of immediately prior to the Completion and (y) at least a majority of the businesses, operations and activities of the “Generic Pharmaceuticals” reporting segment of Eagle as of immediately prior to the Completion (with or without any other businesses, operations and activities of the Eagle Group or the Macaw Group, provided that such other businesses, operations and activities do not constitute a majority of the businesses, operations and activities proposed to be acquired);

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, foreign or supranational government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, or any arbitral authority, (b) any public international governmental organization, or (c) any agency, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clause (a) or (b) of this definition, including, for the avoidance of doubt, the High Court and the SEC;

“Group” means, in relation to any Party, such Party and its Subsidiaries;

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, per- and polyfluoroalkyl substances, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins;

“High Court” means the High Court of Ireland;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Indebtedness” of any Person means, without duplication:

(a) the principal amount of (i) indebtedness of such Person for money borrowed, and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments;

(b) all obligations of such Person under leases required to be capitalized and treated as financing leases in accordance with GAAP (and excluding any operating leases);

(c) to the extent drawn, reimbursement obligations under letters of credit or similar credit, performance, or surety transactions;

(d) all obligations of such Person under any swap, hedging, derivative or similar agreements or arrangements that would be payable to terminate such arrangements, calculated, as of the date Indebtedness is determined, as the amount of any payments that would be required to be paid by such Person to the counterparties in the event of an early unwind or early termination of such instruments or transactions on such date less any amount payable to such Person by such counterparties in connection to such unwind or termination;

(e) all obligations of such Person for the deferred purchase price of property, services, equity, or other assets (including all seller notes, “earn-out” or similar contingent payment obligations);

(f) all obligations of the type referred to in the foregoing clauses (a) through (e) of another Person secured by any Lien on any property or asset of such first Person (it being understood that the amount of any such obligations shall be the lesser of the principal amount of such obligations and the fair market value of any property or asset secured by any such Lien); and

(g) all guarantees or similar arrangements by such Person, as applicable, of obligations of the type referred to in the foregoing clauses (a) through (f) in respect of any other Person.

The amount of any of the foregoing Indebtedness described in clauses (a) through (g) shall include any and all accrued interest, prepayment, breakage, and make-whole fees, expenses, premiums or penalties, related thereto, and any other fees and expenses required to be paid by such Person upon repayment thereof, in each case, including as a result of or in connection with Completion. Notwithstanding anything to the contrary in the foregoing, Indebtedness shall not include (x) trade payables arising in the ordinary course of business, (y) obligations solely between or among Macaw and/or its wholly owned Subsidiaries and (z) obligations solely between or among Eagle and/or its wholly owned Subsidiaries;

“Intellectual Property” means any and all rights, including all common law or statutory rights, anywhere in the world arising under or associated with: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions (including provisionals, non-provisionals, divisionals, continuations, continuations-in-part, renewals, extensions, reexaminations or reissues thereof); (b) trademarks, service marks, trade dress, trade names, corporate names, logos, and other designations or indicia of origins (including all goodwill associated with the foregoing); (c) domain name registrations, uniform resource locators and other names, identifiers and locators associated with Internet addresses, sites and services; (d) copyrights and any other equivalent rights in works of authorship; (e) trade secrets and intellectual property rights in other confidential or proprietary information, including know-how, methods, processes, designs, technical data, and specifications, (f) intellectual property rights in software, databases and data collections and industrial design rights, (g) any other intellectual property or equivalent rights anywhere in the world; and (h) any application for, or registration of, or issuance of any of the foregoing by any Governmental Entity or other registering or issuing authority (such applications, registrations or issuances described in this clause (h), “Registered Intellectual Property”);

“Inverted Company” means a (i) “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, or (ii) domestic corporation pursuant to Section 7874(b) of the Code and the Treasury Regulations promulgated thereunder;

“Ireland” means the island of Ireland, excluding Northern Ireland, and the word “Irish” shall be construed accordingly;

“Irish Revenue” means the Revenue Commissioners of Ireland;

“Irrecoverable VAT” means, in relation to any Person, any amount in respect of VAT which that Person (or a member of the same VAT Group as that Person) has incurred and in respect of which neither that Person nor any other member of the same VAT Group as that Person is entitled to a refund (by way of credit, deduction or repayment) from any relevant Tax Authority pursuant to and determined in accordance with applicable VAT Laws;

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, networks, data communications lines and all other information technology equipment and all associated documentation;

“knowledge” means, in relation to Eagle, the actual knowledge of the Persons listed in Clause 1.1(a) of the Eagle Disclosure Schedule, and in relation to Macaw, the actual knowledge of the Persons listed in Clause 1.1(a) of the Macaw Disclosure Schedule;

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, as in effect now or hereafter;

“Lien” means any lien, pledge, hypothecation, mortgage, charge, security assignment, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), it being understood that, notwithstanding the foregoing, licenses, sublicenses, covenants not to sue and similar rights granted in or to Intellectual Property are not “Liens” as defined hereunder;

“Macaw Articles Amendment” means (i) the Macaw Articles Scheme Amendment and (ii) the adoption of the Amended Macaw Constitution pursuant to the EGM Resolutions;

“Macaw Articles Scheme Amendment” means the proposed amendment (in the form of the Macaw Scheme Constitution) to the Macaw Constitution to be effected by means of the Scheme (and any such Scheme as it may be revised, amended or extended from time to time) and the EGM Resolutions, pursuant to this Agreement;

“Macaw Board Recommendation” means the Macaw Board recommendation that the Macaw Shareholders vote in favor of the Macaw Resolutions;

“Macaw Competing Proposal” means any indication of interest, proposal or offer from any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than Eagle and the Eagle Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Macaw or any of the Macaw Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the consolidated assets (by fair market value) of Macaw, or to which twenty percent (20%) or more of the revenues or earnings of Macaw on a consolidated basis are attributable for the preceding 12 months, or any license having a similar economic effect, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of twenty percent (20%) or more of any class of equity or voting securities of Macaw, (iii) tender offer or exchange offer that, if consummated, would result in such Person or group beneficially owning twenty percent (20%) or more of any class of equity or voting securities of Macaw, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution, scheme of arrangement or similar transaction or series of related transactions involving Macaw or any of the Macaw Subsidiaries, under which such Person or group or, in the case of clause (B) below, the stockholders or equityholders of any such Person or group would, directly or indirectly, (A) acquire assets equal to twenty percent (20%) or more of the consolidated assets (by fair market value) of Macaw, or to which twenty percent (20%) or more of the revenues or earnings of Macaw on a consolidated basis are attributable for the preceding 12 months, or (B) immediately after giving effect to such transaction(s), beneficially own twenty percent (20%) or more of any class of equity or voting securities of Macaw or the surviving or resulting entity in such transaction(s), in each case of (i) through (iv) other than (x) the Transaction or (y) any Generics Proposal;

“Macaw Constitution” means the memorandum and articles of association of Macaw as at the date hereof;

“Macaw Equity Plan” means Macaw’s 2024 Stock and Incentive Plan, as amended;

“Macaw Existing ABL Credit Agreement” means the ABL Credit Agreement, dated as of June 16, 2022, by and among ST US AR Finance LLC, the lenders party thereto, the L/C Issuers (as defined in the ABL Credit Agreement) party thereto and Barclays Bank plc, as administrative agent and collateral agent (as amended by Amendment No. 1 to ABL Credit Agreement, dated as of August 23, 2023, Amendment No. 2 to ABL Credit Agreement, dated as of September 19, 2024 and Omnibus Amendment Agreement, dated as of November 22, 2024), as further amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“Macaw Existing Indenture” means the Indenture, dated as of November 14, 2023, among Mallinckrodt International Finance S.A., a public limited liability company (société anonyme) organized under the laws of Luxembourg, having its registered office at 124, boulevard de la Pétrusse, L-2330 Luxembourg and being registered with the Luxembourg register of commerce and companies (R.C.S. Luxembourg) under number B 172865, Mallinckrodt CB LLC, a Delaware limited liability company, the guarantors party thereto from time to time, Wilmington Savings Fund Society, FSB, as trustee, registrar and paying agent, and Acquiom Agency Services LLC, as first lien collateral agent, relating to the 14.750% first lien senior secured notes due 2028, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“Macaw Existing Term Loan Credit Agreement” means the Credit Agreement, dated as of November 14, 2023, among Macaw, Mallinckrodt International Finance S.A., a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 124, boulevard de la Pétrusse, L-2330 Luxembourg, and registered with the Luxembourg Trade and Companies Register (R.C.S. Luxembourg) under number B 172.865, Mallinckrodt CB LLC, a Delaware limited liability company, the lenders party thereto from time to time, Acquiom Agency Services LLC and Seaport Loan Products LLC, as co-administrative agents for the lenders, and Acquiom Agency Services LLC, as collateral agent for the lenders, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“Macaw Group” means Macaw and all of its Subsidiaries;

“Macaw Indebtedness” means Indebtedness of the Macaw Group, including the Macaw Existing ABL Credit Agreement, the Macaw Existing Term Loan Credit Agreement and the Macaw Existing Indenture;

“Macaw IP” means, collectively, the Macaw Owned IP and the Macaw Licensed IP;

“Macaw Intervening Event” means a material Change that (a) was not known (or, if known, the material consequences of which were not known) on the date of this Agreement to the Macaw Board and (b) does not relate to or involve (i) the receipt, existence of or terms of any Macaw Competing Proposal or any inquiry or other communication relating thereto or the consequences thereof, (ii) any change in the market price or trading volume of Eagle Shares or Macaw Shares or change in Eagle’s or Macaw’s credit ratings (provided that this clause (ii) shall not exclude the underlying causes of any such change), or (iii) the fact that Eagle or Macaw exceeds (or fails to meet) internal or published expectations or projections (provided that this clause (iii) shall not exclude the underlying causes of such change);

“Macaw Licensed IP” means any and all Intellectual Property exclusively licensed by a third party to Macaw or any Macaw Subsidiary;

“Macaw Material Adverse Effect” means any Change which, individually or when taken together with all other Changes that have occurred in the applicable determination period for a Macaw Material Adverse Effect, has a material adverse effect on the business, financial condition or results of operations of Macaw and the Macaw Subsidiaries, taken as a whole; provided, however, that no Change resulting or arising from or relating to any of the following shall be deemed to constitute or contribute to an Macaw Material Adverse Effect: (i) any change in the market price or trading volume of Macaw Shares or change in Macaw’s credit ratings (provided that this clause (i) shall not exclude the underlying causes of any such change); (ii) the execution, announcement, pendency or performance of the Transaction Agreement, including the consummation of the Transaction (provided that this clause (ii) does not apply to any representation or warranty to the extent such representation or warranty explicitly addresses the consequences of the execution, announcement, pendency or performance of the Transaction Agreement, including the consummation of the Transaction); (iii) Changes generally affecting the industries in which Macaw and the Macaw Subsidiaries operate, or in the economy generally or other general business, financial or market conditions; (iv) fluctuations in the value of any currency or interest rates; (v) any act of terrorism, war, national or international calamity, natural disaster, pandemic, epidemic or disease outbreak or any other similar event; (vi) any actual or potential stoppage, shutdown, default or similar event or occurrence with respect to a Governmental Entity; (vii) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs or similar Taxes; (viii) the failure of Macaw to meet internal or published expectations or projections (provided that this clause (viii) shall not exclude the underlying causes of such failure); (ix) any action taken or omitted to be taken by Macaw at the written direction of Eagle or where Macaw has specifically requested Eagle’s consent in accordance with Clause 5.2 and Macaw has withheld such consent; (x) any Change in, or action taken required to comply with any Change in, any Law or GAAP or any interpretation or enforcement of any of the foregoing; (xi) the identity of Eagle as the counterparty to Macaw to the Transaction; or (xii) any demands, litigations or similar actions brought by Macaw Shareholders or Eagle Shareholders alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or the Transaction; provided that any Change referred to in the foregoing clauses (iii), (iv), (v), (vi), (vii) or (x) may be taken into account in determining whether there has been a Macaw Material Adverse Effect to the extent such Change disproportionately affects Macaw and the Macaw Subsidiaries relative to other participants in the industries in which Macaw and the Macaw Subsidiaries operate;

“Macaw Per Share Price” means the U.S. dollar amount equal to the quotient of (x) (i) average of the volume-weighted average price per share of Eagle Shares during the twenty (20) full trading days with respect to Eagle Shares immediately preceding (but not including) the Completion Date less (ii) the Per Share Cash Consideration (without giving effect to the proviso to the first sentence of the definition of Per Share Stock Consideration) divided by (y) the Per Share Stock Consideration (without giving effect to the proviso to the first sentence of the definition of Per Share Stock Consideration).

“Macaw Parties” means, collectively, Macaw and Merger Sub;

“Macaw Product” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by Macaw or any Macaw Subsidiary;

“Macaw Related Parties” means the Macaw Group, the Macaw Shareholders, any Affiliate of any of the foregoing, and each of their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns;

“Macaw Resolutions” means the EGM Resolutions and the Court Meeting Resolution;

“Macaw RSU Award” means a restricted stock unit award in respect of Macaw Shares;

“Macaw Scheme Constitution” means the memorandum and articles of association of Macaw to be adopted pursuant to the Scheme and the EGM Resolutions in a form to be agreed between the Parties, acting in good faith;

“Macaw Shareholder Approval” means (i) the approval of the Scheme by a majority in number of members of each class of Macaw Shareholders (including as may be directed by the High Court pursuant to Section 450(5) of the Act) representing, at the relevant voting record time, at least seventy five percent (75%) in value of the Macaw Shares held by Macaw Shareholders who are members of that class and that are present and voting either in person or by proxy, at each Court Meeting (or at any adjournment or postponement of any such meeting); and (ii) the EGM Resolutions being duly passed by the requisite majorities of Macaw Shareholders at the Extraordinary General Meeting (or at any adjournment or postponement of such meeting);

“Macaw Shareholders” means the holders of Macaw Shares;

“Macaw Shares” means the ordinary shares of Macaw, par value US$0.01 each;

“Macaw Specified Matters” means, as of any particular time, any proceeding, investigation, litigation or review by a Governmental Entity against Macaw or the Macaw Subsidiaries that has been disclosed as of such time in the section entitled “Legal Proceedings” (or any comparable section) of the most recent annual report on Form 10-K or any subsequent quarterly report on Form 10-Q that has been filed as of such time by Macaw, or is reasonably expected as of such time to be required to be disclosed in the next annual report on Form 10-K or quarterly report on Form 10-Q to be filed by Macaw.

“Macaw Subsidiaries” means the Subsidiaries of Macaw;

“Macaw Superior Proposal” means a bona fide proposal or offer constituting a Macaw Competing Proposal (with references to twenty percent (20%) being deemed to be replaced with references to eighty percent (80%)), which the Macaw Board determines in good faith after consultation with Macaw’s outside legal and financial advisors to be (a) more favorable to the Macaw Shareholders from a financial point of view than the Transaction, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Eagle in response to such offer or otherwise)) and (b) reasonably capable of being completed on its terms, taking into account all financial, legal, regulatory and other aspects of such proposal or offer;

“Marketing Period” shall mean the first period of (15) fifteen consecutive business days commencing on or after the date of this Agreement on the date of which Eagle has received the Financing Information (with the term “Completion” as used in such definition being deemed for the purpose of this definition to be replaced by the last day of such fifteen consecutive Business Day Period) and throughout which (i) such Financing Information is Compliant and (ii)(A) no event has occurred and no conditions exist that would cause any of the conditions set forth in Clause 8.1 and 8.3 to fail to be satisfied (other than (a) those conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)), assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period and (B) the conditions set forth in Clause 8.1 and 8.3 have been satisfied (other than (a) conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)); provided that (a) (A) if the Marketing Period shall not have ended on or prior to August 15, 2025, then such Marketing Period shall not commence prior to September 2, 2025, (B) if such Marketing Period shall not have ended on or prior to December 19, 2025, then such Marketing Period shall not commence prior to January 5, 2026, and (C) each of June 20, 2025 and November 28, 2025 shall not constitute a business day for purposes of calculating such Marketing Period (with such date being excluded for purposes of, but which shall not reset, the Marketing Period); provided further that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is fully consummated;

“Merger” means the merger of Merger Sub with and into Eagle in accordance with Clause 8.6;

“Multiemployer Plan” means any plan that is a multiemployer plan, as defined in Section 3(37) of ERISA;

“Multiple Employer Plan” means any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA;

“Northern Ireland” means the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

“NYSE” means the New York Stock Exchange;

“Organizational Documents” means articles of association, articles of incorporation, constitution, certificate of incorporation or by-laws or other equivalent organizational document, as appropriate;

“Parties” means Eagle and the Macaw Parties, and “Party” means either Eagle, on the one hand, or Macaw or the Macaw Parties (whether individually or collectively), on the other hand (as the context requires);

“Per Share Base Cash Consideration” means $0.05;

“Per Share Tax Base Cash Consideration” means an amount equal to (x) the Aggregate Cash Consideration divided by the number of outstanding Eagle Shares as of immediately prior to the Merger Effective Time minus (y) the Per Share Tax Eagle Funded Cash Consideration;

“Per Share Cash Consideration” means the Per Share Base Cash Consideration plus the Per Share Eagle Funded Cash Consideration;

“Per Share Eagle Funded Cash Consideration” means the amount equal to the (x) Aggregate Cash Consideration divided by the number of outstanding Eagle Shares as of immediately prior to the Merger Effective Time, minus (y) the Per Share Base Cash Consideration;

“Per Share Tax Eagle Funded Cash Consideration” means an amount equal to the lesser of (a) the quotient obtained by dividing (i) an amount equal to the (A) Eagle Surplus Cash, minus (B) the amount of all transaction expenses incurred or to be incurred by Eagle and its Subsidiaries in connection with the Transaction that are unpaid as of immediately prior to the Merger Effective Time, plus (C) the amount of Qualified Subject Debt, if any by (ii) the number of outstanding Eagle Shares as of immediately prior to the Merger Effective Time and (b) the Per Share Eagle Funded Cash Consideration;

“Per Share Stock Consideration” means the number (rounded to the nearest four decimal places) of validly issued, fully paid and non-assessable Macaw Shares (which may be a fraction of a Macaw Share) in respect of an Eagle Share that would result in the following calculation (expressed as a percentage) being equal to 50.1%: (x) the total number of Macaw Shares outstanding immediately following the Merger Effective Time held by Persons who were holders of Macaw Shares immediately prior to the Merger Effective Time (disregarding for purposes of this clause (x) any Macaw Shares issued pursuant to the Merger to any such holders) (calculated assuming that all outstanding Macaw RSU Awards other than Replacement RSU Awards and Replacement PSU Awards have been exercised for, converted into or exchanged for Macaw Shares) divided by (y) the total number of Macaw Shares outstanding (calculated assuming that all outstanding Macaw RSU Awards (including for clarity the Replacement RSU Awards and Replacement PSU Awards) have been exercised for, converted into or exchanged for Macaw Shares) immediately following the Merger Effective Time; provided that if, in the absence of this proviso, (1) the total number of Macaw Shares outstanding immediately following the Merger Effective Time held by Persons who were holders of Macaw Shares immediately prior to the Merger Effective Time (disregarding for purposes of this clause (1) any Macaw Shares issued pursuant to the Merger to any such holders) divided by (2) the total number of Macaw Shares outstanding (including for this purpose any Macaw Shares underlying vested equity awards) immediately following the Merger Effective Time (such percentage, the “Macaw Shareholder Pro Forma Ownership Percentage”) expressed as a percentage would be less than 50.1%, then (A) the Per Share Stock Consideration shall be reduced to be equal to the highest number (rounded to the nearest four decimal places) that would cause the Macaw Shareholder Pro Forma Ownership Percentage to not be less than 50.1% and (B) the Aggregate Cash Consideration shall be increased by an amount (not to exceed $20,000,000 in aggregate) equal to the product of (I) the absolute value of the amount by which the Per Share Stock Consideration is reduced pursuant to clause (A), multiplied by (II) the number of outstanding Eagle Shares as of immediately prior to the Merger Effective Time, multiplied by (III) Macaw Per Share Price;

“Person” or “person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization;

“Personal Information” means “personal information,” “personally identifiable information,” “personal data,” and any terms of similar import, in each case, as defined under applicable Laws relating to data privacy, data protection, cybersecurity and/or the processing of such information or data;

“Petition” means the petition to the High Court seeking the Court Order;

“Qualified Subject Debt” has the meaning set forth in Clause 7.5(d);

“Registrar of Companies” means the Registrar of Companies in Dublin, Ireland;

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material);

“Representatives” means, when used with respect to a Person, its affiliates and its and their respective directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives;

“Scheme” means the proposed scheme of arrangement under Section 450 of the Act to sanction the Macaw Article Scheme Amendment pursuant to this Agreement, in such terms and form as the Parties mutually agree in writing, acting in good faith, including any revision of the scheme of arrangement as may be so agreed between the Parties and, if required, by the High Court;

“Scheme Document” means a document or the relevant sections of the Joint Proxy Statement/Prospectus comprising the scheme document (including any amendments or supplements thereto) to be distributed to Macaw Shareholders containing (i) the Scheme, (ii) the notice or notices of the Court Meetings and EGM, (iii) an explanatory statement as required by Section 452 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act and (v) such other information as Macaw may reasonably determine in consultation with Eagle;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Significant Subsidiary” means any Subsidiary of Macaw or Eagle, as applicable, that is material or constitutes a “significant subsidiary” of Macaw or Eagle, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act;

“Subject Debt” has the meaning set forth in Clause 7.5(d);

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership;

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law;

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges, assessments or fees imposed by any Tax Authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, goods and services, use, net worth, wealth, capital, capital stock, payroll, employment, social security (or similar), workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, license, registration and documentation fees, or any other charges, assessments or fees in the nature of or in lieu of any tax, whether disputed or not, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing;

“Tax Authority” means any Governmental Entity responsible for the assessment, collection or enforcement of laws relating to Taxes (including the U.S. Internal Revenue Service and Irish Revenue and any similar state, local, or non-U.S. revenue agency);

“Tax Return” means any return (including any information return), report, form, notice, certificate, claim for refund, election, estimated tax filing, statement, declaration or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority, including any schedule or attachment thereto, and including any amendment or supplement thereof;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US$” or “$” means United States dollars, the lawful currency of the United States of America;

“VAT” means (a) any Tax imposed by any member state of the European Union in conformity with the directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and (b) any other Tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere;

“VAT Group” means a group for VAT purposes, as defined in Section 15 of the Value Added Tax Consolidation Act 2010 of Ireland (as amended) and otherwise as applicable a group for VAT purposes under any applicable Law implementing Article 11 of the directive of the Council of the European Union on the common system of value added tax (2006/112/EC); and

“Willful Breach” means an intentional and willful material breach of this Agreement by a Party that is the consequence of an act or omission by such Party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

1.2	Terms Defined Elsewhere

The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Clause
Agreement	Recitals
Alternative Financing	7.8©
Certificate of Merger	8.6(b)
COBRA	6.1(i)(iii)
Commitment Letter	6.1(y)(i)
Completion Date	8.4(a)(i)
Continuing Employee	7.4(b)
Definitive Agreements	7.8(a)
Dissenting Rights	8.6(g)(vii)(A)
Dissenting Shares	8.6(g)(vii)(A)
Eagle	Preamble
Eagle Balance Sheet Date	6.1(f)
Eagle Benefit Plan	6.1(i)(i)
Eagle Board	Recitals
Eagle Book-Entry Shares	8.6(g)(ii)(A)
Eagle Capitalization Date	6.1(b)(i)
Eagle Certificates	8.6(g)(ii)(A)
Eagle Change of Recommendation	5.3(a)
Eagle Directors	7.7(a)
Eagle Disclosure Schedule	6.1
Eagle Distributable Reserves Resolution	7.13(a)
Eagle Exchange Fund	8.6(g)(i)
Eagle Healthcare Laws	6.1(w)(ii)
Eagle Indemnified Party	7.3(c)
Eagle Material Contracts	6.2(r)(i)
Eagle No Vote Termination Amount	9.2(a)(ii)
Eagle Owned IP	6.1(o)(i)
Eagle Permits	6.1(g)(ii)
Eagle Permitted Liens	6.1(p)(ii)
Eagle Preferred Stock	6.1(b)(i)
Eagle PSU Award	4.2
Eagle Regulatory Agency	6.1(w)(i)
Eagle Regulatory Permits	6.1(w)(i)
Eagle RSU Award	4.1(a)
Eagle SEC Documents	6.1(d)(i)
Eagle Termination Amount	9.2(a)(i)
FDA	6.1(w)(i)
FDCA	6.1(w)(i)
Financing	6.1(y)(i)
Fractional Entitlements	8.6(g)(viii)
Generics Separation	7.14
Indemnified Parties	7.3(d)

Joint Proxy Statement/Prospectus	3.4(a)
Jointly Selected Director	7.7(a)
Lenders	6.1(y)(i)
Macaw	Preamble
Macaw Balance Sheet Date	6.2(f)
Macaw Benefit Plan	6.2(i)(i)
Macaw Board	Recitals
Macaw Capitalization Date	6.2(b)(i)
Macaw Change of Recommendation	5.4(a)
Macaw Directors	7.7(a)
Macaw Disclosure Schedule	6.2
Macaw Distributable Reserves Creation	7.13(a)
Macaw Distributable Reserves Resolution	7.13(a)
Macaw Healthcare Laws	6.2(v)(ii)
Macaw Indemnified Party	7.3(d)
Macaw Material Contracts	6.2(r)(i)
Macaw No Vote Termination Amount	9.2(b)(ii)
Macaw Ordinary A Shares	6.2(b)(i)
Macaw Owned IP	6.2(o)(i)
Macaw Permits	6.2(g)(ii)
Macaw Permitted Liens	6.2(p)(ii)
Macaw Regulatory Agency	6.2(v)(i)
Macaw Regulatory Permits	6.2(v)(i)
Macaw SEC Documents	6.2(d)(i)6.2(d)
Macaw Termination Amount	9.2(b)(i)
Merger Consideration	8.6(f)(i)
Merger Effective Time	8.6(b)
Merger Sub	Preamble
Merger Sub Organizational Documents	6.2(a)(iii)(C)
New Benefit Plans	7.4(a)
PHSA	6.1(w)(i)
Post-Closing Macaw Board	7.7(a)
Proposed Dissenting Shares	8.6(g)(vii)(A)
Qualifying Termination	4.3
Registration Statement	3.4(a)
Remedial Action	7.2(f)
Replacement Awards	4.2
Replacement PSU Awards	4.2
Replacement RSU Awards	4.1(a)
Sanction Date
Section 302(b)(2) Certificate	7.5(f)
Section 302(b)(3) Certificate	7.5(e)
Surviving Corporation	8.6(a)
Termination Amounts	9.2(b)(ii)
Transaction	Recitals
Voting Agreements	Recitals
WARN Act	6.1(n)(i)

1.3	Construction

(a) In this Agreement, words such as “hereunder,” “hereto,” “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

(b) In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

(c) In this Agreement, the term “affiliates” or “Affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

(d) In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(e) In this Agreement, the masculine gender shall include the feminine and neuter and vice versa and the singular number shall include the plural and vice versa.

(f) In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

(g) In this Agreement, when reference is made to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(h) In this Agreement, the word “including” and words of similar import shall mean “including without limiting the generality of the foregoing,” unless otherwise specified, and any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(i) In this Agreement, “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.

(j) In this Agreement, “or” means “and/or” unless the context otherwise requires.

(k) In this Agreement, “made available” and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other Parties or their Representatives on the certain “data rooms” maintained by either company for the purpose of the Transaction, in each case prior to the date hereof and including any information in the designated “clean team” areas of such data rooms or (b) provided via electronic mail or in person or in any other manner (including in telephone, internet-based or other discussions or communications) prior to the date hereof.

1.4	Captions

The table of contents and the headings or captions to the clauses of this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.5	Time

References to times are to New York City times, unless otherwise specified.

2.	SCHEME

2.1	Scheme

(a) Macaw agrees that it will put the Scheme to the Macaw Shareholders in the manner set out in Clause 3 and, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exception of Conditions set forth in Clause 8.1(b)(iii), Clause 8.1(b)(iv) and Clause 8.1(d)), will, in the manner set out in Clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Macaw Articles Scheme Amendment; and

(b) each of the Parties agrees that it will use commercially reasonable efforts to take such other steps as are within its power and are reasonably required of it for the proper implementation of the Scheme.

2.2	Change in Shares

If at any time during the period between the date of this Agreement and the Merger Effective Time, the outstanding Eagle Shares or Macaw Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration and any payments to be made under Clause 4 and any other number or amount contained in this Agreement which is based upon the price or number of the Eagle Shares or the Macaw Shares, as the case may be, shall be correspondingly adjusted to provide the holders of Eagle Shares and Macaw Shares the same economic effect as contemplated by this Agreement prior to such event, it being understood that nothing in this Clause 2.2 shall be construed to permit a Party to take any action that is prohibited by the terms of this Agreement.

3.	IMPLEMENTATION OF THE SCHEME; COURT MEETINGS AND EGM

3.1	Responsibilities of the Macaw Parties in Respect of the Scheme and EGM

Notwithstanding any Macaw Change of Recommendation (except as otherwise set forth in Clauses 3.1(b), 3.1(f) and 3.1(l)), unless this Agreement has been terminated pursuant to Clause 9.1, the Macaw Parties shall:

(a) be responsible for the preparation of the Scheme Document and all other documentation necessary to effect the Scheme and to convene the Court Meetings and EGM;

(b) for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) and, unless the Macaw Board has effected a Macaw Change of Recommendation pursuant to Clause 5.4, provide Eagle and its Representatives with the opportunity to attend any meetings with such barrister to discuss matters pertaining to the Scheme and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Macaw, a Macaw Competing Proposal or termination of this Agreement pursuant to Clause 9);

(c) provide Eagle with drafts of any and all pleadings, affidavits, petitions and other filings prepared by Macaw for submission to the High Court in connection with the Scheme prior to their filing, and afford Eagle and its counsel reasonable opportunities to review and make comments on all such documents (and shall consider any such comments in good faith);

(d) as promptly as reasonably practicable make all necessary applications to the High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the High Court to order that the Court Meetings be convened as promptly as reasonably practicable following the effectiveness of the Registration Statement), and use its reasonable best efforts so as to ensure that the hearing of such proceedings occurs as promptly as reasonably practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meetings;

(e) procure the publication of the requisite advertisements and despatch of the Scheme Document and the forms of proxy for the use at the Court Meetings and the EGM to Macaw Shareholders on the register of members of Macaw on the record date as agreed with the High Court, as promptly as reasonably practicable after the approval of the High Court to despatch the documents has been obtained, and thereafter shall publish and/or post such other documents and information as the High Court may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable Law as promptly as reasonably practicable after the approval of the High Court to publish or post such documents has been obtained;

(f) unless the Macaw Board has effected a Macaw Change of Recommendation pursuant to Clause 5.4, procure that the Scheme Document include the Macaw Board Recommendation;

(g) include in the Scheme Document a notice convening the EGM to be held immediately following the Court Meetings to consider and, if thought fit, approve the EGM Resolutions and such other resolutions as Macaw considers necessary or appropriate for the purposes of implementing the Scheme or the Merger;

(h) prior to the Court Meetings and EGM, keep Eagle reasonably informed following posting of the definitive Joint Proxy Statement/ Prospectus of the number of proxy votes received in respect of resolutions to be proposed at the Court Meetings and/or the EGM, and in any event provide such number promptly upon the reasonable request of Eagle;

(i) subject to Clause 3.4(g), hold the Court Meetings and EGM on the date set out in the Scheme Document, or such later date as is permitted by Clause 3.3(b) or as may be agreed in writing between the Parties, and in such a manner as shall be approved, if necessary, by the High Court and propose the Court Meeting Resolution at the Court Meetings and the EGM Resolutions at the EGM;

(j) following the Court Meetings and EGM, assuming the Macaw Resolutions are duly passed (including by the requisite majority required under Section 453 of the Act in the case of each Court Meeting) and all other Conditions (other than (a) those conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)) are satisfied or, in the sole discretion of the applicable Party, waived where applicable, subject to the proviso to Clause 8.4(a)(i), take all necessary steps on the part of Macaw to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the High Court to the Scheme as promptly as reasonably practicable thereafter; provided that Macaw shall be permitted to make honest and complete disclosure to the High Court at the Court Hearing as required by applicable Law (it being understood, for the avoidance of doubt, that the pendency of the Marketing Period shall not prohibit Macaw from taking actions such that the hearing to sanction the Scheme can be held as promptly as practicable following the date specified in the proviso to Clause 8.4(a)(i));

(k) give such undertakings as are required by the High Court in connection with the Scheme and as Macaw determines (acting in good faith) to be reasonable or desirable to implement the Scheme; and

(l) unless the Macaw Board has effected a Macaw Change of Recommendation pursuant to Clause 5.4, keep Eagle reasonably informed as to the performance of the obligations and responsibilities required of the Macaw Parties pursuant to the Scheme.

Macaw may, at its discretion but following prior consultation with Eagle, discharge its obligations under this Agreement in respect of the Scheme by proposing (and taking applicable relevant actions) a Conditional Scheme, in which case:

(t) references in this Agreement to the “Scheme” shall be deemed to be references to the “Conditional Scheme”;

(u) the reference to “and all other Conditions (other than (a) those conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), but subject to those conditions being able to be satisfied or having been waived and (b) Conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)) are satisfied or, in the sole discretion of the applicable Party, waived where applicable, subject to the proviso to Clause 8.4(a)(i)” shall be deemed to be deleted from Clause 3.1(j), and the reference to “as promptly as reasonably practicable thereafter” shall be deemed to be deleted and in its place the following shall be deemed inserted: “at such time as Macaw, following prior consultation with Eagle, considers reasonably appropriate”;

(v) each of the references to “Sanction Date (including Clause 8.1(b)(iii))” in the definition of “End Date” and “Marketing Period” shall be deemed to be references to “Completion Date”;

(w) each of the references to “Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)” in the definition of “End Date” and “Marketing Period” shall be deemed to be references to “Clause 8.1(a), Clause 8.1(b)(iii), Clause 8.1(b)(iv) and Clause 8.1(d)”;

(x) the reference to “if the condition set forth in Clause 8.1(b)(iii) is satisfied” in the last proviso to the definition of “End Date” shall be deemed to be deleted and in its place the following shall be deemed inserted: “if the Macaw Article Scheme Amendment becomes effective”;

(y) each of the references to “Sanction Date” in Clauses 8.2 and 8.3 shall be deemed to be references to “Completion Date”; and

(z) the text in Clause 8.4(a)(i) shall be deemed to be deleted and in its place the following shall be deemed inserted:

(i) Completion shall take place on a date to be agreed between the Parties, such date to be as promptly as reasonably practicable following, but not later than the third (3rd) business day after, the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (“Completion Date”) (other than those Conditions that by their nature can only be satisfied at the Completion Date (but subject to the satisfaction or, in the sole discretion of the applicable Party, waiver of such Conditions at the Completion Date)), or at such other date and/or time as may be mutually agreed to by Macaw and Eagle in writing; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (other than (a) those conditions that by their nature can only be satisfied on the Completion Date, but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iii), Clause 8.1(b)(iv) and Clause 8.1(d)), then either (A) where the Condition in Clause 8.1(b)(iii) has been satisfied, the Completion Date shall be three business days or such shorter period as Eagle may specify on notice to Macaw after the final day of the Marketing Period, subject to the satisfaction of all of the Conditions other than (a) those conditions that by their nature can only be satisfied on the Completion Date but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)), or (B) where the Conditions in Clause 8.1(b)(iii) and Clause 8.1(b)(iv) have not been satisfied Macaw shall schedule the hearing to sanction the Scheme as promptly as practicable after the earlier to occur of (x) a date during the Marketing Period specified by Eagle on notice to Macaw and (y) three business days (or such shorter period as Eagle may specify on notice to Macaw) after the final day of the Marketing Period (subject, in the case of each of (x) and (y), to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (other than (a) those conditions that by their nature can only be satisfied on the Completion Date, but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iii) Clause 8.1(b)(iv) and Clause 8.1(d)).

3.2	Responsibilities of Eagle in Respect of the Scheme and EGM

Eagle shall:

(a) if, and to the extent that, it or any of its controlled Affiliates owns or is interested in Macaw Shares, exercise all of its rights, and procure that each of its controlled Affiliates exercise any of their rights, in respect of such Macaw Shares so as to implement, and otherwise support the implementation of, the Scheme, including by voting (and, in respect of interests in Macaw held via contracts for difference or other derivative instruments, insofar as lies within its powers, procuring that instructions are given to the holder of the underlying Macaw Shares to vote) in favor of the Macaw Resolutions or, if required by Law or the High Court or other rules or requested by Macaw, refraining from voting, at any Court Meetings and/or EGM, as the case may be;

(b) procure that the other members of the Eagle Group and, insofar as lies within its power or procurement, their Representatives take all such steps as are reasonably necessary or desirable in order to implement the Scheme, including those required pursuant to Clause 0 and Clause 8.6 in connection with Completion; and

(c) review and provide comments (if any) in a reasonably timely manner on all documentation submitted to it.

3.3	No Scheme Amendment by Macaw

Save as required by Law and/or the High Court, Macaw shall not:

(a) amend the Scheme after despatch of the Scheme Document without the prior written consent of Eagle (such consent not to be unreasonably withheld, conditioned or delayed);

(b) adjourn or postpone the Court Meetings or the EGM after despatch of the Scheme Document without the prior written consent of Eagle (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that Macaw may, without the consent of Eagle, adjourn or postpone the Court Meetings or EGM, (i) in the case of adjournment, if requested by the Macaw Shareholders (on a poll) to do so; provided that the resolution was not proposed by Macaw or any of its Affiliates or any of its or its Affiliates’ officers, directors, employees, agents or other representatives, (ii) to the extent required by applicable Law, including adjournments or postponements to the extent reasonably necessary to ensure that any required supplement or amendment to the Scheme Document is provided or made available to the Macaw Shareholders or to permit dissemination of information which is material to shareholders voting at the Court Meetings or the EGM, but only for so long as the Macaw Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary to give the Macaw Shareholders sufficient time to evaluate any such supplement or amendment or other information, or (iii) if as of the time each Court Meeting or EGM is scheduled (as set forth in the Scheme

Document), there are insufficient Macaw Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of such Court Meeting or the EGM, but only until a meeting can be held at which there are a sufficient number of Macaw Shares represented to constitute a quorum or (B) voting for the approval of the Court Meeting Resolution or the EGM Resolutions, as applicable, but only until a meeting can be held at which there are a sufficient number of votes of holders of Macaw Shares to approve the Court Meeting Resolution or the EGM Resolutions, as applicable; provided, further, that no such postponement or adjournment pursuant to the foregoing sub-clauses (i) or (iii) may be for a period of more than ten (10) business days on any single occasion or, on any occasion, to a date after the earlier of (x) thirty (30) business days after the date on which such Court Meeting or EGM was originally scheduled, as applicable and (y) twenty (20) business days before the End Date; or

(c) amend the Macaw Resolutions (in each case, in the form set out in the Scheme Document) after despatch of the Scheme Document without the prior written consent of Eagle (such consent not to be unreasonably withheld, conditioned or delayed).

3.4	Preparation of the Registration Statement, the Joint Proxy Statement/Prospectus; Eagle Special Meeting

(a) As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and shall cause to be filed with the SEC (i) mutually acceptable joint proxy materials which shall constitute (A) the Scheme Document, which shall also constitute the proxy statement relating to the matters to be submitted to the Macaw Shareholders at the Court Meetings and the EGM and (B) the proxy statement relating to the matters to be submitted to the Eagle Shareholders at the Eagle Special Meeting (such joint proxy materials, and any amendments or supplements thereto, together with the prospectus for Macaw Shares, the “Joint Proxy Statement/Prospectus”) and (ii) a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus will form a part) with respect to the issuance of Macaw Shares in respect of the Merger (the “Registration Statement”).

(b) Each of the Parties shall use their respective reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as reasonably practicable after their filing, to ensure that each of the Registration Statement and the Joint Proxy Statement/Prospectus complies in all material respects with the provisions of the Exchange Act or Securities Act, to keep the Registration Statement effective as long as is necessary to consummate the Merger and Scheme, and to mail the Joint Proxy Statement/Prospectus to Eagle Shareholders and Macaw Shareholders as promptly as reasonably practicable after the Registration Statement is declared effective, to the extent required by applicable Law.

(c) Each Party agrees that the Registration Statement and the Joint Proxy Statement/Prospectus shall include all information reasonably requested by the other Parties to be included therein in order to comply with the applicable requirements (including, for the avoidance of doubt, information reasonably requested for purposes of preparing required historical or pro forma financial information), and each Party shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution thereof.

(d) Each of the Parties shall promptly notify the other Parties upon receipt of any written or oral comments from the SEC or any request from the SEC for amendments or supplements or amendments to the Joint Proxy Statement/Prospectus or the Registration Statement and shall, as promptly as reasonably practicable after the receipt thereof, provide the other Parties with copies of any written comments and advise the other Parties of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Registration Statement received from the SEC. Each Party shall cooperate and provide the other Parties and their respective counsel with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus and any amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement prior to filing such with the SEC, each Party will consider reasonable changes suggested by the other Parties and their counsel in good faith, and each Party will promptly provide the other Parties with a copy of all such filings made with the SEC. Each Party shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comment from the SEC and to take any action required to be taken by it under any applicable state securities Laws in connection with the Merger, and each Party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each Party will advise the other Parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, or the suspension of the qualification of the Macaw Shares issuable in connection with the Transaction for offering or sale in any jurisdiction. In the event of the issuance of any stop order or suspension described in the prior sentence, Macaw shall use its reasonable best efforts, and Eagle shall provide such cooperation as is reasonably requested by Macaw, to have such stop order or suspension lifted, reversed or otherwise terminated. Macaw shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Macaw Shares in connection with the Merger, and Eagle shall furnish all information concerning Eagle and the Eagle Shareholders as may be reasonably requested in connection with such actions.

(e) If, at any time prior to the Merger Effective Time, any information relating to Macaw or Eagle or any of their respective affiliates, as applicable, should be discovered by Macaw or Eagle which, in the reasonable judgment of Macaw or Eagle, should be set forth in an amendment of, or a supplement to, any of the Registration Statement, the Joint Proxy Statement/Prospectus or the Scheme Document, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (or, in the case of the Scheme Document, should be included for the purposes of any supplement or amendment required in connection with any postponement or adjournment of any Court Meeting or the EGM pursuant to Clause 3.3(b)), the Party which discovers such information shall promptly notify the other Parties, and Macaw and Eagle shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Registration Statement, the Joint Proxy Statement/Prospectus or the Scheme Document and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the Macaw Shareholders and the Eagle Shareholders. For purposes of this Clause 3.4, any information concerning or related to Eagle, its affiliates or the Eagle Special Meeting will be deemed to have been provided by Eagle, and any information concerning or related to Macaw, its affiliates or the EGM or a Court Meeting will be deemed to have been provided by Macaw.

(f) As promptly as reasonably practicable following the effectiveness of the Registration Statement, Eagle shall, in accordance with applicable Law and Eagle’s Organizational Documents, establish a record date for, duly call, give notice of, convene and hold the Eagle Special Meeting. Eagle shall conduct rolling broker searches to permit a record date to be set promptly after the effectiveness of the Registration Statement. Eagle shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Eagle Shareholders entitled to vote at the Eagle Special Meeting and to hold the Eagle Special Meeting as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Eagle shall, through the Eagle Board, recommend to its shareholders that they give the Eagle Shareholder Approval and approve the Eagle Distributable Reserves Resolution, include such recommendation in the Joint Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Eagle Shareholder Approval, except in each case to the extent that the Eagle Board shall have made an Eagle Change of Recommendation pursuant to Clause 5.3. Eagle shall not adjourn or postpone the Eagle Special Meeting without the prior written consent of Macaw (such consent to not be unreasonably withheld, conditioned or delayed) (provided, however, that Eagle may, without the consent of Macaw, adjourn or postpone the Eagle Special Meeting (i) if, on a date for which the Eagle Special Meeting is scheduled, Eagle has not received proxies representing a sufficient number of Eagle Shares to obtain the Eagle Shareholder Approval, whether or not a quorum is present, in which case Eagle shall have the right to make one or more successive postponements or adjournments of the Eagle Special Meeting, but only until a meeting can be held at which there are a sufficient number of votes of holders of Eagle Shares to obtain the Eagle Shareholder Approval; provided that no postponement or adjournment of the Eagle Special Meeting pursuant to this clause (i) may be for a period of more than ten (10) business days on any single occasion or, on any occasion, to a date after the earlier of (x) thirty (30) days after the date for which the Eagle Special Meeting was originally scheduled and (y) twenty (20) business days before the End Date or (ii) to the extent required by applicable Law, including adjournments or postponements to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided or made available to the Eagle Shareholders or to permit dissemination of information which is material to shareholders voting at the Eagle Special Meeting, but only for so long as the Eagle Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary to give the Eagle Shareholders sufficient time to evaluate any such supplement or amendment or other information). Eagle shall keep Macaw reasonably informed in the two (2) weeks prior to the Eagle Special Meeting of the number of proxy votes received in respect of resolutions to be proposed at the Eagle Special Meeting, and in any event provide such number promptly upon the reasonable request of Macaw or its Representatives. Notwithstanding anything to the contrary herein (including any Eagle Change of Recommendation), unless this Agreement has been terminated in accordance with its terms prior to the time of the Eagle Special Meeting, the Eagle Special Meeting shall be convened and this Agreement shall be submitted to the Eagle Shareholders at the Eagle Special Meeting in accordance with the terms hereof, and nothing contained in this Agreement shall be deemed to relieve Eagle of its obligations to submit this Agreement to the Eagle Shareholders for a vote on the approval and adoption thereof.

(g) Each of the Parties shall use its reasonable best efforts to cause the Eagle Special Meeting, the Court Meetings and the EGM to be held on the same date.

(h) Without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), (i) the adoption of this Agreement, the Eagle Distributable Reserves Resolution and any advisory votes on executive compensation in connection with the Transaction shall be the only matters that Eagle shall propose be acted on by the Eagle Shareholders at the Eagle Special Meeting and (ii) the EGM Resolutions, the Court Meeting Resolution and any votes on executive compensation shall be the only matters that Macaw shall propose be acted on by the Macaw Shareholders at the EGM and Court Meetings (other than, in each case, matters of procedure and matters required by or advisable for the purposes of the Transaction under applicable Law, stock exchange rules or pursuant to the terms of any Macaw Equity Plan or Eagle Equity Plan); provided that if Macaw has made the AGM Election, Macaw may present matters at the EGM and Court Meetings that are customarily presented by an Irish public company at an annual general meeting of its shareholders, including proposals to elect directors and appointment of the independent auditor.

(i) Additionally, the Parties agree to comply with the covenants set forth in Clause 3.4(i) of the Macaw Disclosure Schedule.

4.	TREATMENT OF EQUITY AWARDS

4.1	Eagle RSU Awards

(a) As of the Merger Effective Time, each outstanding restricted stock unit award in respect of Eagle Shares granted under the Eagle Equity Plan that is subject only to time-based vesting requirements (“Eagle RSU Award”) and that is held by an employee of Eagle or any Eagle Subsidiary shall, by virtue of the Merger and without any action required on the part of Eagle or the holder of such Eagle RSU Award, be assumed by Macaw and converted into a Macaw RSU Award in respect of a number of Macaw Shares (rounded down to the nearest whole number of shares) equal to the product of (i) the total number of Eagle Shares underlying such Eagle RSU Award as of immediately prior to the Merger Effective Time multiplied by (ii) the sum of (x) the Per Share Stock Consideration plus (y) the quotient obtained by dividing the Per Share Cash Consideration by the Macaw Per Share Price. Such award shall otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Eagle RSU Award immediately prior to the Merger Effective Time (the “Replacement RSU Awards”).

(b) As of the Merger Effective Time, each outstanding Eagle RSU Award that is held by a non-employee director of Eagle shall vest in full (to the extent unvested) and shall, by virtue of the Merger and without any required action on the part of Eagle or the holder of Eagle RSU Award, be cancelled and converted into the right to receive from the Surviving Corporation, at the Merger Effective Time or as soon as practicable thereafter (or at such later time as required by Section 409A of the Code), an amount in cash equal to the product of (i) the number of Eagle Shares underlying such Eagle RSU Award multiplied by (ii) the sum of (x) the Macaw Per Share Price plus (y) the Per Share Cash Consideration.

4.2	Eagle PSU Awards

As of the Merger Effective Time, each outstanding restricted stock unit award in respect of Eagle Shares granted under the Eagle Equity Plan that is subject, in whole or in part, to performance-based vesting requirements (“Eagle PSU Award”) immediately prior to the Merger Effective Time shall, by virtue of the Merger and without any action required on the part of Eagle or the holder of such Eagle PSU Award, be assumed by Macaw and converted into a Macaw RSU Award in respect of a number of Macaw Shares (rounded down to the nearest whole number of shares) equal to the product of (i) the total number of Eagle Shares underlying such Eagle PSU Award as of immediately prior to the Merger Effective Time, assuming performance goals are achieved based on target performance, multiplied by (ii) the sum of (x) the Per Share Stock Consideration plus (y) the quotient obtained by dividing the Per Share Cash Consideration by the Macaw Per Share Price, which award shall otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Eagle PSU Award immediately prior to the Merger Effective Time (the “Replacement PSU Awards” ).

4.3	Eagle Long-Term Cash Awards

As of the Merger Effective Time, each outstanding long-term cash award of Eagle granted under the Eagle Equity Plan that is subject to time-based vesting requirements and/or performance-based vesting requirements (“Eagle Cash LTI Award”) immediately prior to the Merger Effective Time shall, by virtue of the Merger and without any action required on the part of Eagle or the holder of such Eagle Cash LTI Award, be assumed by Macaw and converted into a Macaw Cash LTI Award which award shall otherwise be subject to the same terms and conditions (including vesting) as applied to the corresponding Eagle Cash LTI Award immediately prior to the Merger Effective Time; provided that any performance goals that applied to the Eagle Cash LTI Award shall be assumed to have been earned at the target level as of immediately prior to the Merger Effective Time (the “Replacement Cash LTI Awards”, and together with the Replacement RSU Awards and the Replacement PSU Awards, the “Replacement Awards”).

4.4	Additional Actions

Prior to the Merger Effective Time, Eagle shall pass resolutions and take such other actions as are necessary or appropriate to provide for the treatment of Eagle RSU Awards and Eagle PSU Awards as contemplated by this Clause 4. Prior to the Merger Effective Time, Macaw shall pass resolutions and take such other actions as are necessary or appropriate to provide for the assumption of Eagle RSU Awards and Eagle PSU Awards as contemplated by this Clause 4 and the issuance or granting of the Replacement Awards, which resolutions shall be conditional only upon the Macaw Articles Amendments taking effect.

Notwithstanding anything to the contrary in this Clause 4, to the extent the holder of any Replacement Award experiences a Qualifying Termination during the twenty-four (24) month period following the Merger Effective Time, such Replacement Award shall become fully vested at the time of such termination. “Qualifying Termination” means the termination of employment of the holder of any Replacement Award (i) by the Surviving Corporation, Macaw or any Macaw Subsidiary, without “cause” (as defined in the Eagle Equity Plan) or (ii) by the holder for “good reason” to the extent such holder has an employment agreement as of the date hereof that provides for severance benefits upon a resignation for “good reason” (and in such case as defined in such employment agreement).

5.	EAGLE AND MACAW CONDUCT

5.1	Conduct of Business by Eagle

(a) Eagle agrees that at all times from the execution of this Agreement until the earlier of Completion and the date, if any, on which this Agreement is terminated pursuant to Clause 9.1, except (v) as may be required by Law, (w) as specifically required by this Agreement, (x) as set forth in Clause 5.1(a) of the Eagle Disclosure Schedule, (y) as undertaken pursuant to Clause 7.14 or (z) with the prior written consent of Macaw (such consent not to be unreasonably withheld, conditioned or delayed), Eagle shall, and shall cause each of the Eagle Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by an exception to any of the sub-clauses in Clause 5.1(b) shall be deemed a breach of this Clause 5.1(a).

(b) Eagle agrees that at all times from the execution of this Agreement until the earlier of Completion and the date, if any, on which this Agreement is terminated pursuant to Clause 9.1, except (v) as may be required by Law, (w) as specifically required by this Agreement, (x) as set forth in the corresponding sub-clause of Clause 5.1(b) of the Eagle Disclosure Schedule, (y) as undertaken pursuant to Clause 7.14 or (z) with the prior written consent of Macaw (such consent not to be unreasonably withheld, conditioned or delayed), Eagle shall not, and shall cause the Eagle Subsidiaries not to:

(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Eagle or any Eagle Subsidiary), except dividends and distributions paid or made on a pro rata basis by an Eagle Subsidiary in the ordinary course of business consistent with past practice or by a wholly owned Eagle Subsidiary to Eagle or another wholly owned Eagle Subsidiary;

(ii) split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Eagle Subsidiary which remains a wholly owned Eagle Subsidiary after consummation of such transaction;

(iii) except (w) as required by applicable Law, (x) as expressly permitted under this Agreement or (y) as required by the terms of any Eagle Benefit Plan as in effect as of the date hereof, (A) increase the compensation or benefits payable or to become payable to any of its current or former directors, officers, or employees other than increases in annual base salaries of employees with an annual base salary below $300,000 at times and in amounts in the ordinary course of business consistent with the annual salary review schedule and practice in effect as of the date hereof, (B) grant to any of its current or former directors, officers, or employees any new, or increase in any existing, severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, equity-based awards, or other incentive compensation, (D) enter into any employment, severance, or retention agreement (excluding offer letters in the ordinary course of business consistent with past practice that provide for no severance or change in control benefits with employees permitted to be hired hereunder), (E) establish, adopt, enter into, amend, terminate, adopt a formal interpretation of, or waive any of its rights under any collective bargaining agreement or Eagle Benefit Plan, (F) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its current or former directors, officers, or employees, (G) terminate the employment of any employee with an annual base salary of $300,000 or above, other than for cause, or (H) hire or promote any employee to a position with an annual base salary of $300,000 or above;

(iv) make any change in material financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by a change in GAAP or SEC policy;

(v) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or entry into any material joint venture, partnership or strategic alliance, except for (A) transactions between Eagle and a wholly owned Eagle Subsidiary or between wholly owned Eagle Subsidiaries, (B) purchases of raw materials, supplies or inventory made in the ordinary course of business consistent with past practice or (C) in one or more transactions with respect to which the aggregate consideration does not exceed $1,000,000 individually or $2,500,000 in the aggregate;

(vi) amend the Organizational Documents of Eagle, any Significant Subsidiary of Eagle or any of the Eagle Debt Parties;

(vii) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in Eagle or any Eagle Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Eagle RSU Awards, other than (A) issuances of Eagle Shares in respect of any vesting or settlement of Eagle RSU Awards outstanding on the date hereof or permitted to be granted hereunder, (B) transactions between Eagle and a wholly owned Eagle Subsidiary or between wholly owned Eagle Subsidiaries or (C) with respect to any equity interest of any Eagle Subsidiary, Eagle Permitted Liens;

(viii) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) withholding of Eagle Shares otherwise deliverable pursuant to Eagle RSU Awards in order to satisfy Tax withholding obligations with respect thereto pursuant to the terms of such awards, (B) the acquisition by Eagle of Eagle RSU Awards in connection with the forfeiture of such awards and (C) transactions between Eagle and a wholly owned Eagle Subsidiary or between wholly owned Eagle Subsidiaries;

(ix) (A) incur, create, assume or otherwise become liable or responsible for, or amend or modify the terms of, any Indebtedness owed by Eagle or any Eagle Subsidiary or guarantee any Indebtedness of another Person (other than (x) guarantees of, or granting Liens to secure, obligations of Eagle or any Eagle Subsidiary required to be made or granted in accordance with the terms of the Eagle Existing Credit Agreement and the Eagle Existing Indenture, in each case as in effect on the date hereof, (y) releases of guarantees of, or Liens securing, obligations of Eagle or any Eagle Subsidiary under the Eagle Existing Credit Agreement or the Eagle Existing Indenture in accordance with the terms of the Eagle Existing Credit Agreement or the Eagle Existing Indenture, as applicable, as in effect on the date hereof and (z) accrual of interest, breakage, make-whole fees, premiums, penalties, fees and expenses under (1) any Indebtedness of Eagle or any Eagle Subsidiary existing on the date hereof (including, without limitation, the Eagle Existing Credit Agreement and the Eagle Existing Indenture) pursuant to the terms of such Indebtedness as in effect on the date hereof or (2) any Indebtedness of Eagle or any Eagle Subsidiary permitted to be incurred, created, assumed or other become liable or responsible for pursuant to the terms hereof) or (B) issue or sell any debt securities of Eagle or any Eagle Subsidiary, including options, warrants, calls or other rights to acquire any debt securities of Eagle or any Eagle Subsidiary;

(x) make any loans to any other Person, except for loans among Eagle and its wholly owned Eagle Subsidiaries or among Eagle’s wholly owned Eagle Subsidiaries;

(xi) sell, lease, license, transfer, exchange, swap or otherwise dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, or subject to any Lien (other than Eagle Permitted Liens), any of its properties or assets (including shares in the capital of the Eagle Subsidiaries), except (A) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (B) such transactions (other than pledges) with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1,500,000 individually or $4,000,000 in the aggregate, (C) for transactions among Eagle and its wholly owned Eagle Subsidiaries or among wholly owned Eagle Subsidiaries, (D) sales of products and services in the ordinary course of business consistent with past practice; (E) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice and (F) abandoning, permitting to lapse, or failing to take any action necessary to maintain, in each case in the ordinary course of business consistent with past practice, Intellectual Property that is not material to the businesses of Eagle or any Eagle Subsidiary;

(xii) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Eagle or any of the Eagle Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (A) is for an amount (in the case of amounts payable by Eagle or any of the Eagle Subsidiaries, to the extent not covered by insurance proceeds) not to exceed, for any such compromise or settlement, $1,000,000 individually or $2,500,000 in the aggregate, (B) does not impose any injunctive or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) on Eagle or any of the Eagle Subsidiaries, and (C) does not provide for the license of any Intellectual Property, provided that this clause (xii) shall not apply to any claim, litigation, investigation or proceeding relating to Taxes, which shall be governed exclusively by clause (xiii) below;

(xiii) (A) make (other than in the ordinary course of business consistent with past practice), change or revoke any material Tax election, (B) adopt or change any annual Tax accounting period, (C) adopt (other than in the ordinary course of business consistent with past practice) or revoke any material Tax accounting method, (D) amend any material Tax Return, (E) settle or compromise any material liability for Taxes or any Tax audit, assessment, investigation or other proceeding relating to a material amount of Taxes, (F) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, (H) surrender any right to claim a material Tax refund, or (I) request any Tax ruling from any Tax Authority;

(xiv) make any new capital expenditure or capital expenditures in excess of 115% of the amounts set forth in the FY2025-2026 capital plan for Eagle provided to Macaw prior to the date of this Agreement;

(xv) except in the ordinary course of business consistent with past practice or for any transaction to the extent specifically permitted by any other subclause of this Clause 5.1(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be an Eagle Material Contract, or (B) terminate, materially modify or materially amend any Eagle Material Contract or any other Contract referred to in clause (A) or waive, release or assign any material rights or claims thereunder; or

(xvi) agree, in writing or otherwise, to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary in Clause 5.1(a) or Clause 5.1(b), prior to (i) consummating any transaction that (A) is described in sub-clauses (i), (ii), (v), (vii), (viii), (ix), (x) or (xi) of Clause 5.1(b) and (B) is not subject to Macaw’s consent right provided in sub-clause (z) of Clause 5.1(b) on the basis that such transaction involves solely Eagle and one or more Eagle Subsidiaries or solely Eagle Subsidiaries, or (ii) altering the ownership structure among Eagle and the wholly owned Eagle Subsidiaries or among wholly owned Eagle Subsidiaries, Eagle shall consult with Macaw reasonably in advance of consummating any such transaction or taking any such action and shall not proceed with any such transaction or action described in clause (i) or (ii) hereof without Macaw’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if, in each case, such transaction or action would reasonably be expected to (x) impede, interfere with, or otherwise have an adverse impact on the ability to effect the integration of the Eagle group and the Macaw group or the Generics Separation following Completion or (y) have adverse Tax consequences that, individually or in the aggregate, are material to Eagle and the Eagle Subsidiaries or, after the Merger Effective Time, to Macaw and the Macaw Subsidiaries.

5.2	Conduct of Business by Macaw

(a) Macaw agrees that at all times from the execution of this Agreement until the earlier of Completion and the date, if any, on which this Agreement is terminated pursuant to Clause 9.1, except (v) as may be required by Law, (w) as specifically required by this Agreement, (x) as set forth in Clause 5.2(a) of the Macaw Disclosure Schedule, (y) as undertaken pursuant to Clause 7.14 or (z) with the prior written consent of Eagle (such consent not to be unreasonably withheld, conditioned or delayed), Macaw shall, and shall cause each of the Macaw Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by an exception to any of the sub-clauses in Clause 5.2(b) shall be deemed a breach of this Clause 5.2(a).

(b) Macaw agrees that at all times from the execution of this Agreement until the earlier of Completion and the date, if any, on which this Agreement is terminated pursuant to Clause 9.1, except (v) as may be required by Law, (w) as specifically required by this Agreement, (x) as set forth in the corresponding sub-clause of Clause 5.2(b) of the Macaw Disclosure Schedule, (y) as undertaken pursuant to Clause 7.14 or (z) with the prior written consent of Eagle (such consent not to be unreasonably withheld, conditioned or delayed), Macaw shall not, and shall cause the Macaw Subsidiaries not to:

(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Macaw or any Macaw Subsidiary), except dividends and distributions paid or made on a pro rata basis by a Macaw Subsidiary in the ordinary course of business consistent with past practice or by a wholly owned Macaw Subsidiary to Macaw or another wholly owned Macaw Subsidiary;

(ii) split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its shares, except for any such transaction by a wholly owned Macaw Subsidiary which remains a wholly owned Macaw Subsidiary after consummation of such transaction;

(iii) except (w) as required by applicable Law, (x) as expressly permitted under this Agreement, or (y) as required by the terms of any Macaw Benefit Plan as in effect as of the date hereof, (A) increase the compensation or benefits payable or to become payable to any of its current or former directors, officers, or employees other than increases in annual base salaries of employees with an annual base salary below $300,000 at times and in amounts in the ordinary course of business consistent with the annual salary review schedule and practice in effect as of the date hereof, (B) grant to any of its current or former directors, officers, or employees any new, or increase in any existing, severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, equity-based awards, or other incentive compensation, (D) enter into any employment, severance, or retention agreement (excluding offer letters in the ordinary course of business consistent with past practice that provide for no severance or change in control benefits with employees permitted to be hired hereunder), (E) establish, adopt, enter into, amend, terminate, adopt a formal interpretation of, or waive any of its rights under any collective bargaining agreement or Macaw Benefit Plan, (F) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its current or former directors, officers, or employees, (G) terminate the employment of any employee with an annual base salary of $300,000 or above, other than for cause, or (H) hire or promote any employee to a position with an annual base salary of $300,000 or above;

(iv) make any change in material financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by a change in GAAP or SEC policy;

(v) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in or the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or entry into any material joint venture, partnership or strategic alliance, except for (A) transactions between Macaw and a wholly owned Macaw Subsidiary or between wholly owned Macaw Subsidiaries, (B) purchases of raw materials, supplies or inventory made in the ordinary course of business consistent with past practice or (C) in one or more transactions with respect to which the aggregate consideration does not exceed $1,000,000 individually or $2,500,000 in the aggregate;

(vi) amend the Organizational Documents of Macaw, Merger Sub, any Significant Subsidiary of Macaw or other material Macaw Subsidiary;

(vii) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares (including restricted shares), voting securities or other equity interest in Macaw or any Macaw Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Macaw RSU Awards, other than (A) issuances of Macaw Shares in respect of any vesting or settlement of Macaw RSU Awards, in each case outstanding on the date hereof or permitted to be granted hereunder, (B) transactions between Macaw and a wholly owned Macaw Subsidiary or between wholly owned Macaw Subsidiaries or (C) with respect to equity interests of any Macaw Subsidiary, Macaw Permitted Liens;

(viii) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) withholding of Macaw Shares otherwise deliverable pursuant to Macaw RSU Awards in order to satisfy Tax withholding obligations with respect thereto pursuant to the terms of such awards, (B) the acquisition by Macaw of Macaw RSU Awards in connection with the forfeiture of such awards and (C) transactions between Macaw and a wholly owned Macaw Subsidiary or between wholly owned Macaw Subsidiaries;

(ix) (A) incur, create, assume or otherwise become liable or responsible for, or amend or modify the terms of, any Indebtedness owed by Macaw or any Macaw Subsidiary or guarantee any Indebtedness of another Person (other than (x) guarantees of, or granting Liens to secure, obligations of Macaw or any Macaw Subsidiary required be made or granted in accordance with the terms of the Macaw Indebtedness as in effect on the date hereof, (y) releases of guarantees of, or Liens securing, obligations of Macaw or any Macaw Subsidiary under any Macaw Indebtedness in accordance with the terms of such Macaw Indebtedness as in effect on the date hereof and (z) accrual of interest, breakage, make-whole fees, premiums, penalties, fees and expenses under (1) any Indebtedness of Macaw or any Macaw Subsidiary existing on the date hereof (including, without limitation, the Macaw Indebtedness) pursuant to the terms of such Indebtedness as in effect on the date hereof or (2) any Indebtedness of Macaw or any Macaw Subsidiary permitted to be incurred, created, assumed or other become liable or responsible for pursuant to the terms hereof) or (B) issue or sell any debt securities of Macaw or any Macaw Subsidiary, including options, warrants, calls or other rights to acquire any debt securities of Macaw or any Macaw Subsidiary;

(x) make any loans to any other Person, except for loans among Macaw and its wholly owned Macaw Subsidiaries or among Macaw’s wholly owned Macaw Subsidiaries;

(xi) sell, lease, license, transfer, exchange, swap or otherwise dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, or subject to any Lien (other than Macaw Permitted Liens), any of its properties or assets (including shares in the capital of the Macaw Subsidiaries), except (A) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (B) such transactions (other than pledges) with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $1,500,000 individually or $4,000,000 in the aggregate, (C) for transactions among Macaw and its wholly owned Macaw Subsidiaries or among wholly owned Macaw Subsidiaries, (D) sales of products and services in the ordinary course of business consistent with past practice; (E) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice and (F) abandoning, permitting to lapse or failing to take any action necessary to maintain, in each case in the ordinary course of business consistent with past practice, Intellectual Property that is not material to the businesses of Macaw or any Macaw Subsidiary;

(xii) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Macaw or any of the Macaw Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (A) is for an amount (in the case of amounts payable by Macaw or any of the Macaw Subsidiaries, to the extent not covered by insurance proceeds) not to exceed, for any such compromise or settlement, $1,000,000 individually or $2,500,000 in the aggregate, (B) does not impose any injunctive or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) on Macaw or any of the Macaw Subsidiaries, and (C) does not provide for the license of any Intellectual Property, provided that this clause 5.1(b)(xii) shall not apply to any claim, litigation, investigation or proceeding relating to Taxes, which shall be governed exclusively by clause (xiii) below;

(xiii) (A) make (other than in the ordinary course of business consistent with past practice), change or revoke any material Tax election, (B) adopt or change any annual Tax accounting period, (C) adopt (other than in the ordinary course of business consistent with past practice) or revoke any material Tax accounting method, (D) amend any material Tax Return, (E) settle or compromise any material liability for Taxes or any Tax audit, assessment, investigation or other proceeding relating to a material amount of Taxes, (F) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (G) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, (H) surrender any right to claim a material Tax refund, or (I) request any Tax ruling from any Tax Authority;

(xiv) make any new capital expenditure or capital expenditures in excess of 115% of the amounts set forth in the FY2025-2026 capital plan for Macaw provided to Eagle prior to the date of this Agreement;

(xv) except in the ordinary course of business consistent with past practice or for any transaction to the extent specifically permitted by any other subclause of this Clause 5.2(b) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Macaw Material Contract, or (B) terminate, materially modify or materially amend any Macaw Material Contract or any other Contract referred to in clause (A) or waive, release or assign any material rights or claims thereunder; or

(xvi) agree, in writing or otherwise, to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary in Clause 5.2(a) or Clause 5.2(b), prior to (i) consummating any transaction that (A) is described in sub-clauses (i), (ii), (v), (vii), (viii), (ix), (x) or (xi) of Clause 5.2(b) and (B) is not subject to Eagle’s consent right provided in sub-clause (z) of Clause 5.2(b) on the basis that such transaction involves solely Macaw and one or more Macaw Subsidiaries or solely Macaw Subsidiaries, or (ii) altering the ownership structure among Macaw and the wholly owned Macaw Subsidiaries or among wholly owned Macaw Subsidiaries, Macaw shall consult with Eagle reasonably in advance of consummating any such transaction or taking any such action and shall not proceed with any such transaction or action described in clause (i) or (ii) hereof without Eagle’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if, in each case, such transaction or action would reasonably be expected to (x) impede, interfere with, or otherwise have an adverse impact on the ability to effect the integration of the Eagle group and the Macaw group or the Generics Separation following Completion or (y) have adverse Tax consequences that, individually or in the aggregate, are material to Macaw and the Macaw Subsidiaries before or after the Merger Effective Time.

5.3	Non-Solicitation Applicable to Eagle

(a) From and after the date of this Agreement until the earlier of the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Clause 9.1, Eagle agrees that it shall not and that it shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to an Eagle Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to Eagle or any Eagle Subsidiary in connection with an Eagle Competing Proposal, (iii) engage in discussions with any Person with respect to any Eagle Competing Proposal, (iv) except as required by the duties of the members of the Eagle Board under applicable Law, waive, terminate, modify or release any Person (other than the Macaw Parties and their respective affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Eagle Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify the Eagle Board Recommendation, (vii) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Eagle Competing Proposal, (viii) (A) fail to send to the Eagle Shareholders, within ten (10) business days after the commencement of a tender or exchange offer relating to the Eagle Shares (or, if earlier, at least three (3) business days prior to the Eagle Special Meeting) a statement disclosing that Eagle recommends rejection of such tender or exchange offer and reaffirming the Eagle Board Recommendation or (B) state that Eagle recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, (ix) fail to publicly reaffirm the Eagle Board Recommendation within ten (10) business days of Macaw’s written request to do so (or, if earlier, at least three (3) business days prior to the Eagle Special Meeting) following the public announcement of any Eagle Competing Proposal (or any material amendment, including any change to the price or form of consideration); provided that Macaw shall not be entitled to make such written request, and the Eagle Board shall not be required to make such reaffirmation, more than once with respect to any Eagle Competing Proposal (or any material amendment thereto) or (x) resolve or agree to do any of the foregoing (any act described in clauses (v)-(ix) above, an “Eagle Change of Recommendation”). Eagle shall immediately cease, and cause its Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) with respect to any Eagle Competing Proposal or potential Eagle Competing Proposal. Eagle shall promptly inform its Representatives of Eagle’s obligations under this Clause 5.3. For purposes of this Clause 5.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act.

(b) Notwithstanding the limitations set forth in Clause 5.3(a), if Eagle receives, prior to the Eagle Shareholder Approval being obtained, a bona fide, unsolicited, written Eagle Competing Proposal, which the Eagle Board determines in good faith after consultation with Eagle’s outside legal and financial advisors (i) constitutes an Eagle Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in an Eagle Superior Proposal, then in either event (if Eagle has not breached the provisions of this Clause 5.3 (other than any de minimis breaches)) Eagle may take the following actions: (x) furnish nonpublic information to the Person making such Eagle Competing Proposal, if, and only if, prior to so furnishing such information, Eagle receives from such Person an executed Acceptable Confidentiality Agreement and promptly (but in no event later than twenty-four (24) hours thereafter) provides a copy thereof to Macaw and (y) engage in discussions or negotiations with such Person with respect to the Eagle Competing Proposal.

(c) Eagle shall notify Macaw promptly (but in no event later than twenty-four (24) hours) after receipt of any Eagle Competing Proposal, any offers, proposals or inquiries that would reasonably be expected to lead to an Eagle Competing Proposal, or any inquiry or request for nonpublic information relating to Eagle or any Eagle Subsidiary by any Person who has made or would reasonably be expected to make any Eagle Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Eagle Competing Proposal, inquiry or request or with whom Eagle is engaging in discussions or negotiations, and the material terms and conditions (including any price or similar economic terms) of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, Eagle shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to Macaw copies of any written documentation and written correspondence (and summaries of oral correspondence) that describes any of the material terms or conditions (including any price or similar economic terms) of such Eagle Competing Proposal (including any draft agreements or term sheets submitted by either party in connection therewith) which is exchanged by Eagle or its Representatives with any Person (or any Representatives of such Person) making such Eagle Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to an Eagle Competing Proposal. Eagle shall keep Macaw reasonably informed of the status and material terms (including any price or similar economic terms and any amendments or proposed amendments to such material terms) of any such Eagle Competing Proposal or potential Eagle Competing Proposal and keep Macaw reasonably informed as to the nature of any information requested of Eagle with respect thereto. Eagle shall promptly (but in any event within twenty-four (24) hours) provide to Macaw any material nonpublic information concerning Eagle provided to any other Person in connection with any Eagle Competing Proposal that was not previously provided to Macaw. Eagle shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d) Notwithstanding anything in this Clause 5.3 or Clauses 3.4 or 7.2(b)(i) to the contrary, at any time prior to the receipt of the Eagle Shareholder Approval, the Eagle Board may make an Eagle Change of Recommendation (i) in response to an Eagle Intervening Event, which the Eagle Board determines in good faith after consultation with Eagle’s outside legal advisor is an Eagle Intervening Event or (ii) following receipt of a bona fide, unsolicited, written Eagle Competing Proposal, which the Eagle Board determines in good faith after consultation with Eagle’s outside legal and financial advisors is an Eagle Superior Proposal, if and only if, (x) in the case of sub-clause (ii), Eagle did not breach the provisions of this Clause 5.3 (other than de minimis breaches) in connection with such Eagle Competing Proposal and (y) in the case of sub-clauses (i) and (ii), (I) the Eagle Board has determined in good faith after consultation with Eagle’s outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the duties of the members of the Eagle Board under applicable Law and (II) Eagle complies with Clause 5.3(e).

(e) Prior to Eagle taking any action permitted (i) under Clause 5.3(d)(i), Eagle shall provide Macaw with five (5) business days’ prior written notice advising Macaw it intends to effect an Eagle Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Eagle Intervening Event), and during such five (5) business day period, Eagle shall consider in good faith any proposal by Macaw to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect an Eagle Change of Recommendation and shall, to the extent requested by Macaw, negotiate in good faith with Macaw and its Representatives in connection therewith (it being understood and agreed that any material change to the Eagle Intervening Event shall require a new notice and an additional three (3) business day period) or (ii) under Clause 5.3(d)(ii), Eagle shall provide Macaw with five (5) business days’ prior written notice (it being understood and agreed that any change to the amount or form of consideration payable in connection with the applicable Eagle Competing Proposal or any other material amendment to the Eagle Competing Proposal shall require a new notice and an additional three (3) business day period) advising Macaw that the Eagle Board intends to take such action and specifying the material terms and conditions of the Eagle Competing Proposal, and during such five (5) business day period (or subsequent three (3) business day period), Eagle shall consider in good faith any proposal by Macaw to amend the terms and conditions of this Agreement such that such Eagle Competing Proposal would no longer constitute an Eagle Superior Proposal and shall, to the extent requested by Macaw, negotiate in good faith with Macaw and its Representatives in connection therewith.

(f) Nothing contained in this Agreement shall prohibit Eagle or the Eagle Board from (i) disclosing to the Eagle Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Eagle Board has reasonably determined in good faith after consultation with Eagle’s outside legal counsel that the failure to do so would reasonably be expected to be inconsistent with the duties of the members of the Eagle Board under applicable Law; provided that this Clause 5.3(f) shall not permit the Eagle Board to make an Eagle Change of Recommendation except to the extent permitted by Clause 5.3(d) and Clause 5.3(e).

(g) No Eagle Change of Recommendation shall relieve Eagle from its obligations to submit the matters which are the subject of the Eagle Shareholder Approval to the Eagle Shareholders at the Eagle Special Meeting in accordance with the terms of this Agreement.

(h) References in this Clause 5.3 to the “Eagle Board” shall mean the Eagle Board or, to the extent applicable, a committee thereof.

5.4	Non-Solicitation Applicable to Macaw

(a) From and after the date of this Agreement until the earlier of the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Clause 9.1, Macaw agrees that it shall not and that it shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Macaw Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to Macaw or any Macaw Subsidiary in connection with a Macaw Competing Proposal, (iii) engage in discussions with any Person with respect to any Macaw Competing Proposal, (iv) except as required by the duties of the members of the Macaw Board under applicable Law, waive, terminate, modify or release any Person (other than Eagle and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Macaw Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify the Macaw Board Recommendation, (vii) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Macaw Competing Proposal, (viii) (A) fail to send to the Macaw Shareholders, within ten (10) business days after the commencement of a tender or exchange offer relating to the Macaw Shares (or, if earlier, at least three (3) business days prior to the EGM or Court Meetings) a statement disclosing that Macaw recommends rejection of such tender or exchange offer and reaffirming the Macaw Board Recommendation or (B) state that Macaw recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act) with respect to such tender or exchange offer, (ix) fail to publicly reaffirm the Macaw Board Recommendation within ten (10) business days of Eagle’s written request to do so (or, if earlier, at least three (3) business days prior to the EGM or Court Meetings) following the public announcement of any Macaw Competing Proposal (or any material amendment, including any change to the price or form of consideration); provided that Eagle shall not be entitled to make such written request, and the Macaw Board shall not be required to make such reaffirmation, more than once with respect to any Macaw Competing Proposal (or any material amendment thereto) or (x) resolve or agree to do any of the foregoing (any act described in clauses (v)-(ix) above, a “Macaw Change of Recommendation”). Macaw shall immediately cease, and cause its Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) with respect to any Macaw Competing Proposal or potential Macaw Competing Proposal. Macaw shall promptly inform its Representatives of Macaw’s obligations under this Clause 5.4. For purposes of this Clause 5.4, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act.

(b) Notwithstanding the limitations set forth in Clause 5.4(a), if Macaw receives, prior to the Macaw Shareholder Approval being obtained, a bona fide, unsolicited, written Macaw Competing Proposal, which the Macaw Board determines in good faith after consultation with Macaw’s outside legal and financial advisors (i) constitutes a Macaw Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Macaw Superior Proposal, then in either event (if Macaw has not breached (other than any de minimis breaches) the provisions of this Clause 5.4) Macaw may take the following actions: (x) furnish nonpublic information to the Person making such Macaw Competing Proposal, if, and only if, prior to so furnishing such information, Macaw receives from such Person an executed Acceptable Confidentiality Agreement and promptly (but in no event later than twenty-four (24) hours thereafter) provides a copy thereof to Eagle and (y) engage in discussions or negotiations with such Person with respect to the Macaw Competing Proposal.

(c) Macaw shall notify Eagle promptly (but in no event later than twenty-four (24) hours) after receipt of any Macaw Competing Proposal, any offers, proposals or inquiries that would reasonably be expected to lead to a Macaw Competing Proposal, or any inquiry or request for nonpublic information relating to Macaw or any Macaw Subsidiary by any Person who has made or would reasonably be expected to make any Macaw Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Macaw Competing Proposal, inquiry or request or with whom Macaw is engaging in discussions or negotiations, and the material terms and conditions (including any price or similar economic terms) of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, Macaw shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to Eagle copies of any written documentation and written correspondence (and summaries of oral correspondence) that describes any of the material terms or conditions (including any price or similar economic terms) of such Macaw Competing Proposal (including any draft agreements or term sheets submitted by either party in connection therewith) which is exchanged by Macaw or its Representatives with any Person (or any Representatives of such Person) making such Macaw Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Macaw Competing Proposal. Macaw shall keep Eagle reasonably informed of the status and material terms (including any price or similar economic terms and any amendments or proposed amendments to such material terms) of any such Macaw Competing Proposal or potential Macaw Competing Proposal and keep Eagle reasonably informed as to the nature of any information requested of Macaw with respect thereto. Macaw shall promptly (but in any event within twenty-four (24) hours) provide to Eagle any material nonpublic information concerning Macaw provided to any other Person in connection with any Macaw Competing Proposal that was not previously provided to Eagle. Macaw shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Takeover Statute or otherwise cause such restrictions not to apply.

(d) Notwithstanding anything in this Clause 5.4 or Clauses 2, 3.1-3.3, 7.2(a) or 7.2(b)(i) to the contrary, at any time prior to the receipt of the Macaw Shareholder Approval, the Macaw Board may make a Macaw Change of Recommendation (i) in response to a Macaw Intervening Event, which the Macaw Board determines in good faith after consultation with Macaw’s outside legal advisor is a Macaw Intervening Event or (ii) following receipt of a bona fide, unsolicited, written Macaw Competing Proposal, which the Macaw Board determines in good faith after consultation with Macaw’s outside legal and financial advisors is a Macaw Superior Proposal, if and only if, (x) in the case of sub-clause (ii), Macaw did not breach the provisions of this Clause 5.4 (other than de minimis breaches) in connection with such Macaw Competing Proposal and (y) in the case of sub-clauses (i) and (ii), (I) the Macaw Board has determined in good faith after consultation with Macaw’s outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the duties of the members of the Macaw Board under applicable Law and (II) Macaw complies with Clause 5.4(e).

(e) Prior to Macaw taking any action permitted (i) under Clause 5.4(d)(i), Macaw shall provide Eagle with five (5) business days’ prior written notice advising Eagle it intends to effect a Macaw Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Macaw Intervening Event), and during such five (5) business day period, Macaw shall consider in good faith any proposal by Eagle to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Macaw Change of Recommendation and shall, to the extent requested by Eagle, negotiate in good faith with Eagle and its Representatives in connection therewith (it being understood and agreed that any material change to the Macaw Intervening Event shall require a new notice and an additional three (3) business day period) or (ii) under Clause

5.4(d)(ii), Macaw shall provide Eagle with five (5) business days’ prior written notice (it being understood and agreed that any change to the amount or form of consideration payable in connection with the applicable Macaw Competing Proposal or any other material amendment to the Macaw Competing Proposal shall require a new notice and an additional three (3) business day period) advising Eagle that the Macaw Board intends to take such action and specifying the material terms and conditions of the Macaw Competing Proposal, and during such five (5) business day period (or subsequent three (3) business day period), Macaw shall consider in good faith any proposal by Eagle to amend the terms and conditions of this Agreement such that such Macaw Competing Proposal would no longer constitute a Macaw Superior Proposal and shall, to the extent requested by Eagle, negotiate in good faith with Eagle and its Representatives in connection therewith.

(f) Nothing contained in this Agreement shall prohibit Macaw or the Macaw Board from (i) disclosing to the Macaw Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any disclosure to its shareholders if the Macaw Board has reasonably determined in good faith after consultation with Macaw’s outside legal counsel that the failure to do so would reasonably be expected to be inconsistent with the duties of the members of the Macaw Board under applicable Law; provided that this Clause 5.4(f)(i)-(ii) shall not permit the Macaw Board to make a Macaw Change of Recommendation, except to the extent permitted by Clause 5.4(d) and Clause 5.4(e); or (iii) making honest and complete disclosure to the High Court at the Court Hearing as required by applicable Law.

(g) No Macaw Change of Recommendation shall relieve Macaw from its obligations to submit the matters which are the subject of the Macaw Shareholder Approval to the Macaw Shareholders at the EGM and the Court Meetings in accordance with the terms of this Agreement.

(h) References in this Clause 5.4 to the “Macaw Board” shall mean the Macaw Board or, to the extent applicable, a committee thereof.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Eagle Representations and Warranties

Eagle hereby represents and warrants to Macaw and Merger Sub as follows, it being understood that each representation and warranty contained in this Clause 6.1 is subject to: (1) exceptions and disclosures set forth in the clause or sub-clause of the Eagle Disclosure Schedule corresponding to the particular clause or sub-clause of this Clause 6.1; (2) any exception or disclosure set forth in any other clause or sub-clause of this Clause 6.1 of the disclosure schedule delivered by Eagle to Macaw concurrently with the execution of this Agreement (the “Eagle Disclosure Schedule”) to the extent the applicability of such exception or disclosure is reasonably apparent on its face to qualify such other representation or warranty; and (3) disclosure in the Eagle SEC Documents filed on or after January 1, 2023 and that are publicly available as of the date that is two (2) days prior to the date of this Agreement (provided that in no event shall any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Eagle SEC Documents or other cautionary, predictive or forward-looking statements in any other sections of such Eagle SEC Documents be deemed to be an exception to or disclosure for purposes of Eagle’s representations and warranties contained in this Clause 6.1). For purposes of the representations and warranties in this Clause 6.1, references to Eagle and Eagle Subsidiaries for the period prior to April 23, 2024 shall be deemed to refer to Endo International plc and its Subsidiaries.

(a) Qualification, Organization, Subsidiaries, etc.

(i) Each of Eagle and the Eagle Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect. Eagle has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Eagle Charter and the Eagle Bylaws as amended to the date hereof. The Eagle Charter and the Eagle Bylaws are in full force and effect and Eagle is not in material violation of either the Eagle Charter or the Eagle Bylaws.

(ii) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Eagle Subsidiary have been validly issued and are fully paid and non-assessable and are wholly owned, directly or indirectly, by Eagle free and clear of all Liens, other than Eagle Permitted Liens.

(b) Capitalization.

(i) The authorized capital stock of Eagle consists of 1,000,000,000 shares of Eagle Common Stock and 25,000,000 shares of preferred stock of $0.001 par value (“Eagle Preferred Stock”). As of March 11, 2025 (the “Eagle Capitalization Date”), being the latest practicable date prior to the date of this Agreement, (A) (1) 76,211,329 Eagle Shares were issued and outstanding, (2) 0 Eagle Shares were held in treasury and (3) no Eagle Shares were held by Eagle Subsidiaries, (B) Eagle RSU Awards with respect to 1,698,577 Eagle Shares were outstanding (including performance-based Eagle RSU Awards with respect to 779,836 Eagle Shares at the target level of performance and 1,169,756 Eagle Shares at the maximum level of performance), (C) 2,291,343 Eagle Shares were reserved for issuance pursuant to the Eagle Equity Plan, and (D) no shares of Eagle Preferred Stock were issued or outstanding. All the outstanding Eagle Shares are, and all Eagle Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(ii) Except as set forth in Clause 6.1(b)(i) above, as of the date hereof: (A) Eagle does not have any shares of capital stock issued or outstanding other than the Eagle Shares that have become outstanding after the Eagle Capitalization Date, but were reserved for issuance as set forth in Clause 6.1(b)(i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which

Eagle or any of the Eagle Subsidiaries is a party obligating Eagle or any of the Eagle Subsidiaries to: (1) issue, transfer or sell any shares in the capital or other equity interests of Eagle or any Eagle Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Eagle or a wholly owned Eagle Subsidiary); (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (3) redeem or otherwise acquire any such shares in its capital or other equity interests; or (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Eagle Subsidiary that is not wholly owned.

(iii) Neither Eagle nor any Eagle Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Eagle Shareholders on any matter. All issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Eagle are wholly owned, directly or indirectly, by Eagle free and clear of all Liens, other than Eagle Permitted Liens. No Eagle Subsidiary owns any Eagle Shares or any Macaw Shares.

(iv) There are no voting trusts or other agreements or understandings to which Eagle or any Eagle Subsidiary is a party with respect to the voting of the capital stock or other equity interest of Eagle or any Eagle Subsidiary.

(c) Corporate Authority Relative to this Agreement; No Violation.

(i) Eagle has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Eagle Shareholder Approval, to consummate the Transaction. The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by the Eagle Board and (in the case of the Merger, except for (A) the Eagle Shareholder Approval and (B) the filing of the Certificate of Merger with the DSOS), no other corporate proceedings on the part of Eagle are necessary to authorize the consummation of the Transaction.

(ii) The Eagle Board has unanimously (A) resolved that this Agreement and the Transaction, including the Merger, are fair to and in the best interests of Eagle and the Eagle Shareholders, (B) approved and declared advisable this Agreement and the Transaction, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL, (C) adopted a resolution to make the Eagle Board Recommendation and, unless an Eagle Change of Recommendation has been made pursuant to Clause 5.3, such resolution has not been modified or withdrawn and (D) directed that the adoption of this Agreement and the Eagle Distributable Reserves Resolution (on an advisory basis) be submitted for consideration at the Eagle Special Meeting.

(iii) This Agreement has been duly and validly executed and delivered by Eagle and, assuming this Agreement constitutes the valid and binding agreement of the Macaw Parties, constitutes the valid and binding agreement of Eagle, enforceable against Eagle in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(iv) Other than in connection with or in compliance with (A) the provisions of the DGCL, (B) the Securities Act, (C) the Exchange Act, (D) the HSR Act, (E) any applicable requirements of other Antitrust Laws, and (F) any applicable requirements of the NYSE, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Eagle of the Transaction, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(v) The execution and delivery by Eagle of this Agreement do not and the consummation of the Transaction and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Eagle or any of the Eagle Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Eagle or any Eagle Subsidiaries, other than Eagle Permitted Liens, (B) conflict with or result in any violation of any provision of the Organizational Documents of Eagle or any of the Eagle Subsidiaries or (C) assuming compliance with and that the authorizations, consents, approvals and filings described in Clause 6.1(c)(iv) have been obtained or made, conflict with or violate any Laws applicable to Eagle or any of the Eagle Subsidiaries or any of their respective properties or assets, other than in the case of sub-clauses (A), (B) (with respect to Eagle Subsidiaries that are not Significant Subsidiaries) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(d) Reports and Financial Statements.

(i) Since January 1, 2023, Eagle (or, for avoidance of doubt, Endo International plc) has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Eagle SEC Documents”). As of their respective dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Eagle SEC Documents complied in all material respects as to form with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Eagle SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) The consolidated financial statements (including all related notes and schedules) of Eagle (or, for avoidance of doubt, Endo International plc) included in the Eagle SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Eagle and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e) Internal Controls and Procedures. Eagle has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Eagle’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Eagle in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Eagle’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Eagle’s internal controls over financial reporting provide reasonable assurance regarding the reliability of Eagle’s financial reporting and the preparation of Eagle financial statements for external purposes in accordance with GAAP. Since January 1, 2023, Eagle’s principal executive officer and its principal financial officer have disclosed to Eagle’s auditors and the audit committee of the Eagle Board (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Eagle’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Eagle’s internal controls. Eagle has made available to Macaw all such disclosures made by management to Eagle’s auditors and audit committee from January 1, 2023 to the date hereof.

(f) No Undisclosed Liabilities. Except (i) as disclosed, reflected or reserved against in Eagle’s consolidated balance sheet (or the notes thereto) as of September 30, 2024 (such date, the “Eagle Balance Sheet Date”) included in the Eagle SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since the Eagle Balance Sheet Date and (iii) as expressly permitted by this Agreement, neither Eagle nor any Eagle Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect. For purposes of this Clause 6.1(f), the term “liabilities” shall not include obligations of Eagle or any Eagle Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Eagle or any Eagle Subsidiaries with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation.

(g) Compliance with Law; Permits.

(i) Eagle and each Eagle Subsidiary are in compliance with and are not in default under or in violation of any Laws applicable to Eagle, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(ii) Eagle and the Eagle Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Eagle and the Eagle Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Eagle Permits”), except where the failure to have any of the Eagle Permits would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. All Eagle Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(h) Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect: (i) Eagle and the Eagle Subsidiaries are now and have been since January 1, 2023 in compliance with all applicable Environmental Laws and Environmental Permits, which compliance includes obtaining and maintaining all Environmental Permits; (ii) no Hazardous Substance has been Released at, on, under, to, in or from (A) any property or facility to now or previously owned, leased or operated by, or (B) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case Eagle and the Eagle Subsidiaries (or any of their respective predecessors); (iii) since January 1, 2023 (or earlier if unresolved), neither Eagle nor any Eagle Subsidiary has received any notice, demand letter, claim or request for information, and no investigation, claim, suit, proceeding or review is pending, or to the knowledge of Eagle threatened, in each case alleging that Eagle or any Eagle Subsidiary may be in violation of or subject to liability under any Environmental Law; and (iv) neither Eagle nor any Eagle Subsidiary is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance.

(i) Employee Benefit Plans.

(i) For purposes of this Agreement, “Eagle Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) each bonus, stock, stock option or other equity-based compensation, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, transaction bonus, retention, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical, dental vision, life insurance, disability, other group insurance, employee assistance program, education or tuition assistance plan, program, policy, agreement or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of Eagle or any Eagle Subsidiary or with respect to which Eagle or any Eagle Subsidiary may have any obligation or liability (whether actual or contingent).

(ii) Eagle has made available to Macaw, as applicable to each material Eagle Benefit Plan (i) a copy of such material Eagle Benefit Plan (or a description, if such plan is not written), (ii) the summary plan description and each summary of material modifications, and (iii) any material correspondence regarding audits or investigations by any Governmental Entity sent or received by Eagle within the last year.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect, (A) each of the Eagle Benefit Plans has been operated and administered in compliance in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (B) no Eagle Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Eagle or the Eagle Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law; (C) all contributions or other amounts payable by Eagle or the Eagle Subsidiaries pursuant to each Eagle Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (D) neither Eagle nor any Eagle Subsidiary has engaged in a transaction in connection with which Eagle or the Eagle Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of Eagle, threatened or anticipated, claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Eagle Benefit Plans or any trusts related thereto before any arbitrator or any Governmental Entity, including the U.S. Internal Revenue Service (the “IRS”), the Department of Labor or the Pension Benefit Guaranty Corporation (the “PBGC”).

(iv) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, (A) none of Eagle, any of the Eagle Subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding the date of this Agreement contributed to, or was obligated to contribute to, a benefit plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, a Multiemployer Plan or a Multiple Employer Plan, and (B) none of Eagle, any of the Eagle Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(v) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, (A) each of the Eagle Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter, and (B) there are no existing circumstances or any events that have occurred that would reasonably be expected to cause the loss of the qualified status of any such Eagle Benefit Plan.

(vi) Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transaction (either alone or in conjunction with any other event) will (A) result in any payment or benefit (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former officer, director, employee or individual consultant of Eagle or any Eagle Subsidiary under any Eagle Benefit Plan or otherwise, (B) increase any compensation or benefits otherwise payable to any current or former director or employee of Eagle or any Eagle Subsidiary under any Eagle Benefit Plan or otherwise, (C) result in any acceleration of the time of payment, funding or vesting of any such compensation or benefits or (D) result in any limitation on the right of Eagle or any Eagle Subsidiary to amend, merge, terminate or receive a reversion of assets from any Eagle Benefit Plan or related trust.

(vii) Except as would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect, each Eagle Benefit Plan, if any, which is maintained outside of the United States (A) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Eagle Benefit Plan is present or operates and, to the extent relevant, the United States, (B) if intended to qualify for special tax treatment, meets all requirements for such treatment, and (C) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(viii) Except as would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect, each Eagle Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. Eagle is not a party to nor does it have any obligation under any Eagle Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(j) Absence of Certain Changes or Events.

(i) From the Eagle Balance Sheet Date, there has not occurred any Change that has had, or would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(ii) From the Eagle Balance Sheet Date through the date of this Agreement, neither Eagle nor any Eagle Subsidiary has taken any action that would require consent pursuant to Clause 5.1(b) (other than clauses (iii), (vi), (vii), (ix), (xiv) and (xv) and (solely to the extent relating to clause(iii), (vi), (vii), (ix), (xiv) or (xv)) (xvi) thereof) had such action been taken after the execution of this Agreement.

(k) Investigations; Litigation.

(i)

There is no investigation or review pending (or, to the knowledge of Eagle, threatened) by any Governmental Entity with respect to Eagle or any Eagle Subsidiary or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Eagle, threatened) against Eagle or any Eagle Subsidiary or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of clause (i) or (ii), would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(ii)

As of the date of this Agreement, Eagle has made available to Macaw all facts or circumstances of which Eagle has knowledge, that are, individually or in the aggregate, material to the Eagle Specified Matters.

(l) Information Supplied. The information relating to Eagle and the Eagle Subsidiaries to be contained in (i) the Joint Proxy Statement/Prospectus on the date the Joint Proxy Statement/Prospectus is first mailed to the Eagle Shareholders or Macaw Shareholders (or any supplement or amendment thereto) or at the time of the Eagle Special Meeting or at the time of the EGM and Court Meetings, or (ii) the Registration Statement at the time the Registration Statement is declared effective, at the time of the Eagle Special Meeting or at the time of the EGM and Court Meetings, will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Clause 6.1(l), no representation or warranty is made by Eagle with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement that were not supplied by or on behalf of Eagle.

(m) Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to Eagle or any of the Eagle Subsidiaries have been duly and timely filed on or before the applicable due date (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) Eagle and the Eagle Subsidiaries have timely paid all Taxes due and owing by any of them (whether or not shown on any Tax Return), except with respect to matters for which adequate reserves have been established in accordance with GAAP on the financial statements of Eagle included in the Eagle SEC Documents;

(iii) Eagle and the Eagle Subsidiaries have (i) duly and timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or owing from, their employees, creditors, stockholders, independent contractors, customers and other third parties (and have duly and timely paid over any amounts so withheld, deducted or collected to the appropriate Tax Authority in accordance with applicable Law) and (ii) have otherwise complied in all respects with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements);

(iv) there is neither (i) any audit, examination, investigation, dispute, action or other proceeding pending or threatened in writing with respect to any Taxes of Eagle or any of the Eagle Subsidiaries, nor (ii) any deficiency for Taxes that has been assessed by any Tax Authority against Eagle or any of the Eagle Subsidiaries and that has not been fully satisfied or otherwise resolved;

(v) in the past six (6) years, no claim has been made in writing by any Tax Authority in a jurisdiction where Eagle or any Eagle Subsidiary does not file Tax Returns of a particular type that any of such entities may be required to file Tax Returns or be subject to Tax of such type or in that jurisdiction;

(vi) neither Eagle nor any Eagle Subsidiary has waived any statute of limitations with respect to Taxes or any Tax Return or has agreed to, requested, or been granted, or is the beneficiary of, any extension of time with respect to a Tax assessment, deficiency or collection;

(vii) in the two (2) years prior to the date of this Agreement, neither Eagle nor any Eagle Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(viii) neither Eagle nor any Eagle Subsidiary (A) is a party to, or is bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (x) any such agreement or arrangement solely between or among Eagle and/or the Eagle Subsidiaries or (y) any customary Tax indemnification provisions contained in commercial agreements entered in the ordinary course that are not primarily related to Taxes), (B) has been a member of an affiliated group filing a consolidated federal income Tax Return or any other affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group the common parent of which is Eagle), (C) has any liability for Taxes of any Person (other than Eagle or any of the Eagle Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, or (D) has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) or other written agreement with a Tax Authority, in each case, with respect to Taxes;

(ix) there are no Liens for Taxes upon any property or assets of Eagle or any of the Eagle Subsidiaries, except for the Eagle Permitted Liens;

(x) neither Eagle nor any Eagle Subsidiary has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law); and

(xi) neither Eagle nor any Eagle Subsidiary has filed for a deferral of Tax under a “gain recognition agreement” within the meaning of U.S. Treasury Regulations Section 1.367(a)-8.

(n) Labor Matters.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, neither Eagle nor any Eagle Subsidiary has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Eagle or any of the Eagle Subsidiaries and, to the knowledge of Eagle, no such investigation is in progress. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, there are no (and have not been during the three (3)-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of Eagle or any of the Eagle Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, neither Eagle nor any Eagle Subsidiary is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, and to the knowledge of Eagle, there is no (and has not been during the three (3)-year period preceding the date of this Agreement) union organizing effort pending or threatened against Eagle or any of the Eagle Subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, (A) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Eagle, threatened against Eagle or any of the Eagle Subsidiaries, and (B) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) slowdown, interruption of work or work stoppage in effect or, to the knowledge of Eagle, threatened, with respect to any employees of Eagle or any of the Eagle Subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, to the knowledge of Eagle, neither Eagle nor any Eagle Subsidiary has, or is reasonably expected to have (or has had during the three (3)-year period preceding the date of this Agreement), any liabilities under the Worker Adjustment and Retraining Act of 1998 (the “WARN Act”). Except as, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, Eagle and each of the Eagle Subsidiaries are in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, neither Eagle nor any Eagle Subsidiary is subject to any obligation to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Completion (whether under applicable laws or any written agreement).

(iii) Except as, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, during the three (3)-year period preceding the date of this Agreement, (i) no formal allegations of sexual harassment have been made against any director or officer of Eagle and (ii) neither Eagle nor any Eagle Subsidiary has entered into any settlement agreements related to allegations of sexual harassment or misconduct by any such Person.

(o) Intellectual Property; IT Assets; Data Privacy and Security.

(i) Eagle has made available to Macaw a true and complete list of all Intellectual Property owned by Eagle or any Eagle Subsidiary (“Eagle Owned IP”) that is Registered Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, (A) all Eagle Owned IP (x) is solely and exclusively owned, free and clear of all Liens (other than Eagle Permitted Liens), by Eagle or an Eagle Subsidiary and (y) is subsisting, and to the knowledge of Eagle, valid and enforceable, (B) no Person has, since January 1, 2023, challenged the validity, enforceability or ownership of any Eagle Owned IP or, to the knowledge of Eagle, any Eagle Licensed IP, and (C) Eagle and each Eagle Subsidiary owns, or has a valid and enforceable license to use, all Intellectual Property used or held for use in, or otherwise necessary for, the conduct of the businesses of Eagle and each Eagle Subsidiary as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, (1) to the knowledge of Eagle, the conduct of the businesses of Eagle and the Eagle Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person and (2) since January 1, 2023 there have been no pending or, to the knowledge of Eagle, threatened claims against Eagle or any Eagle Subsidiary by any Person alleging infringement, misappropriation or other violation of any Intellectual Property. Neither Eagle nor any Eagle Subsidiary has, since January 1, 2023, alleged that any Person has infringed, misappropriated or otherwise violated any Eagle IP, which infringement, misappropriation or other violation would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, Eagle and the Eagle Subsidiaries have used their commercially reasonable efforts to protect and maintain the confidentiality, integrity and security of all trade secrets, Personal Information, confidential or proprietary information and IT Assets owned, used, held for use or processed by or on behalf of Eagle or any Eagle Subsidiary from any unauthorized use, access, misappropriation, interruption or modification by any Person. Except as would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect, since January 1, 2023, neither Eagle nor any Eagle Subsidiary nor, to the knowledge of Eagle, any third party has experienced any cyber or security incident, breach, phishing incident, ransomware or malware attack, or any loss, distribution, compromise, exfiltration, unauthorized processing, misappropriation or unauthorized disclosure of, and no Person has gained unauthorized access to, any trade secrets, Personal Information, confidential or proprietary information or IT Assets, in each case, owned, used, held for use or processed by or on behalf of Eagle or any of the Eagle Subsidiaries and, in each case, except as has since been fully resolved. Except as would not, individually or in the aggregate, reasonably be expected to have an Eagle Material Adverse Effect, Eagle and the Eagle Subsidiaries and, to the knowledge of Eagle, any third parties to the extent they process Personal Information of Eagle or any Eagle Subsidiary, have, since January 1, 2023, complied with all, and have not received any notice or claim from any third party alleging any non-compliance with or other violation of any, Data Security Requirements.

(p) Real Property.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect:

(A) Eagle and each Eagle Subsidiary have good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Eagle Permitted Liens, all such real property (1) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (2) has sufficient access to a public road and (3) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable Eagle Permits and applicable laws with respect to Eagle and the Eagle Subsidiaries; and

(B) with respect to all such leased real property, Eagle and each of the Eagle Subsidiaries are in compliance with all material terms and conditions of each lease therefor, and neither Eagle nor any Eagle Subsidiary has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(ii) As used herein, “Eagle Permitted Liens” means all Liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Eagle SEC Documents, together with the following (without duplication): (A) (1) Liens imposed by law, such as mechanics and materialmen Liens, in each case for sums not yet overdue for a period of more than thirty (30) days or being contested in good faith by appropriate proceedings or (2) such other Liens arising out of judgments or awards against Eagle, with respect to which Eagle shall then be proceeding with an appeal or other proceedings for review if, in the case of this clause (2), adequate reserves with respect thereto are maintained on the books of Eagle in accordance with GAAP, (B) Liens for (1) Taxes not yet due and payable or (2) the validity of which are being contested in good faith by appropriate proceedings diligently conducted, and, in the case of this clause (2), for which adequate reserves have been established in accordance with GAAP on the financial statements of Eagle, (C) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (D) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encroachments, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), easements, declarations, occupancy rights, covenants, conditions, occupancy rights, community property interests, matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property and other encumbrances affecting title to real property, in each case, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, (E) Liens arising from the Uniform Commercial Code financing statement filings regarding operating leases entered into by Eagle in the ordinary course of business, (F) leases, subleases, licenses, sublicenses and occupancy agreements by Eagle as landlord, sub-landlord or licensor, (G) Liens disclosed on any title insurance policy held by Eagle in existence on the date hereof, (H) with respect to leased property, all Liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages, deeds of trust and other Liens now or hereafter placed on the leased property by the third-party landlord, (I) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations, (2) pledges and deposits to secure the performance of bids, trade contracts, leases or sub-leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (3) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods, (J) in the case of an equity interest of Eagle or any Eagle Subsidiary, Liens set forth in the Organizational Documents of Eagle or Subsidiary thereof, (K) Liens arising under applicable securities Laws and other applicable Law (other than Tax law), (L) Liens created by this Agreement, (M) Liens securing the Eagle Existing Credit Agreement and the Eagle Existing Indenture, and (N) other Liens described under Clause 6.1(p)(ii) of the Eagle Disclosure Schedule.

(q) Opinion of Financial Advisor. The Eagle Board has received the oral opinion of Goldman Sachs & Co. LLC (to be confirmed in writing) to the effect that, as of the date of such opinion and based on and subject to the respective assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid to holders (other than Macaw and its affiliates) of Eagle Common Stock pursuant to this Agreement is fair from a financial point of view to such holders.

(r) Required Vote of Eagle Shareholders. The Eagle Shareholder Approval is the only vote of holders of securities of Eagle which is required to consummate the Merger.

(s) Material Contracts.

(i) Except for this Agreement, Clause 6.1(s) of the Eagle Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Clause 6.1(s) under which Eagle or any Eagle Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which Eagle or any Eagle Subsidiary is party or any of their respective properties or assets is subject (all Contracts of the type described in this Clause 6.1(s) being referred to herein as the “Eagle Material Contracts”):

(A) any partnership, joint venture, strategic alliance or similar Contract which is material to Eagle and the Eagle Subsidiaries, taken as a whole;

(B) each Contract that (1) is reasonably expected to involve future payments by or to Eagle or any Eagle Subsidiary of more than $10,000,000 (ten million dollars) in the one (1)-year period following the date hereof and (2) cannot be terminated by Eagle or such Eagle Subsidiary on less than sixty (60) days’ notice without material payment or penalty;

(C) each acquisition or divestiture Contract or material licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $10,000,000 (ten million dollars) in the twelve (12)-month period following the date hereof;

(D) each Contract between Eagle or any Eagle Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Eagle Subsidiary) of Eagle or any Eagle Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Eagle or any Eagle Subsidiary has an obligation to indemnify such officer, director, affiliate or family member;

(E) any Contract pursuant to which (1) any third party grants to Eagle or any Eagle Subsidiary any license, covenant not to assert, waiver or other right under any Intellectual Property material to the business of Eagle and the Eagle Subsidiaries, taken as a whole (excluding non-exclusive licenses for generally commercially available software or information technology services), or (2) Eagle or any Eagle Subsidiary grants to any third party any license, covenant not to assert, waiver or other right under any Intellectual Property material to the business of Eagle and the Eagle Subsidiaries, taken as a whole (excluding non-exclusive licenses granted in the ordinary course of business to (x) vendors or service providers to facilitate their provision of services for Eagle or any Eagle Subsidiary or (y) customers for their authorized use of the products and services of Eagle and the Eagle Subsidiaries), and, in each case of (1) and (2), excluding confidential patent settlement Contracts;

(F) any shareholders’ rights, investors rights, registration rights or similar agreement or arrangement;

(G) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Eagle or any Eagle Subsidiary, taken as a whole, is or would be conducted;

(H) any Contract with respect to licensing, development or clinical studies pursuant to which Eagle or any Eagle Subsidiary has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of Eagle or any Eagle Subsidiary, in each case (x) which payments after the date hereof would reasonably be expected to be more than $10,000,000 (ten million dollars) in the twelve (12) month period following the date hereof and (y) that cannot be terminated by Eagle or such Eagle Subsidiary without more than sixty (60) days’ notice without material payment or penalty;

(I) any Contract involving the settlement of any action or threatened action (or series of related actions) which will involve payments after the date hereof of consideration in excess of $10,000,000 (ten million dollars) or impose obligations on the part of Eagle or any Eagle Subsidiaries to any other Person outside the ordinary course of business;

(J) each Contract relating to outstanding Indebtedness of Eagle or any of its Subsidiaries, or any commitment to provide any such Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $10,000,000 (ten million dollars) other than Contracts solely among Eagle and any wholly owned Eagle Subsidiary; and

(K) any Contract that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Eagle.

(ii) Neither Eagle nor any Eagle Subsidiary is in breach of or default under the terms of any Eagle Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. To the knowledge of Eagle, as of the date hereof, no other party to any Eagle Material Contract is in breach of or default under the terms of any Eagle Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, each Eagle Material Contract is a valid and binding obligation of Eagle or the Eagle Subsidiary which is party thereto and, to the knowledge of Eagle, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(t) Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, all material insurance policies and Contracts of Eagle and the Eagle Subsidiaries are in full force and effect and are valid and enforceable and (after taking into account self-insurance of Eagle and its Subsidiaries) cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business.

(u) Finders or Brokers. Neither Eagle nor any Eagle Subsidiary has employed any investment banker, broker or finder in connection with the Transaction, other than as set forth in Clause 6.1(u) of the Eagle Disclosure Schedule, who might be entitled to any fee or any commission in connection with or upon consummation of the Transaction.

(v) FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect:

(i) neither Eagle nor any Eagle Subsidiary, nor any director, manager or employee of Eagle or any Eagle Subsidiary, has in the past five (5) years, in connection with the business of Eagle or any Eagle Subsidiary, itself or, to Eagle’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Eagle or any Eagle Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable); and

(ii) neither Eagle nor any Eagle Subsidiary, nor any director, manager or employee of Eagle or any Eagle Subsidiary, is, or in the past five (5) years has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Eagle or any Eagle Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

(w) Regulatory Matters. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect:

(i) (a) each of Eagle and the Eagle Subsidiaries holds all (x) all permits, licenses, franchises, approvals, registrations, authorizations and clearances under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act, as amended (the “PHSA”), and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, and (y) authorizations of any applicable Governmental Entity that are concerned with the quality, identity, strength, purity, safety, efficacy, labelling, manufacturing, marketing, promotion, distribution, sale, pricing, import or export of the Eagle Products (any such Governmental Entity, an “Eagle Regulatory Agency”), in each case, that are necessary for the lawful operating of the businesses of Eagle or any Eagle Subsidiary (the “Eagle Regulatory Permits”); (b) all such Eagle Regulatory Permits are valid and in full force and effect and neither Eagle nor any Eagle Subsidiary has received any written notice of any proceedings or other actions relating to the suspension, modification, revocation or cancellation of any such Eagle Regulatory Permits; and (c) Eagle and each Eagle Subsidiary is in compliance with the terms of all Eagle Regulatory Permits;

(ii) the businesses of each of Eagle and each Eagle Subsidiary are being conducted in compliance with (a) the FDCA; (b) the PHSA; (c) federal Medicare and Medicaid statutes and related state or local statutes; (d) provincial formulary and drug pricing statutes; (e) any comparable foreign Laws for any of the foregoing applicable in jurisdictions in which material quantities of any Eagle Products are sold; (f) federal, state or provincial criminal or civil healthcare Laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. §§ 669, 1035, 1347 and 1518; 42 U.S.C. § 1320d et seq.) and the regulations promulgated thereunder; Titles XVIII (42 U.S.C. § 1395 et seq.) and XIX (42 U.S.C. § 1396 et seq.) of the Social Security Act and the regulations promulgated thereunder; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. § 1395w-101 et seq.) and the regulations promulgated thereunder; the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), and any comparable federal, state, provincial or local healthcare Laws); (g) state or provincial licensing, disclosure and reporting requirements; and (h) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Eagle Healthcare Laws”). Since January 1, 2023, neither Eagle nor any of the Eagle Subsidiaries has received any written notification or communication from any Eagle Regulatory Agency, including the FDA, the Drug Enforcement Administration, the U.S. Department of Justice (including any United States Attorney’s Office), the Office of Inspector General of the Department of Health and Human Services, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services, of noncompliance by, or liability of Eagle or any Eagle Subsidiaries under, any Eagle Healthcare Laws;

(iii) (a) since January 1, 2023, all reports, documents, claims, permits, notices and other records required to be filed, maintained or furnished to the FDA or any other Eagle Regulatory Agency by Eagle and the Eagle Subsidiaries have been so filed, maintained or furnished, and (b) all such reports, documents, claims, permits, notices and other records were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing);

(iv) as to each Eagle Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Law applicable in any foreign jurisdiction in which material quantities of such Eagle Product are sold (where such Eagle Product is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Eagle or any of the Eagle Subsidiaries), each such Eagle Product is being or has been developed, manufactured, stored, sold, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, record keeping, reporting, and security;

(v) since January 1, 2023, neither Eagle nor any of the Eagle Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Eagle Product;

(vi) since January 1, 2023, none of Eagle, any Eagle Subsidiary nor, to the knowledge of Eagle, any officer, employee or agent of Eagle or any Eagle Subsidiary has been convicted of any crime or engaged in any conduct that has caused or would reasonably be expected to result in disqualification or debarment by any Governmental Entity or debarment, suspension or exclusion under any federal healthcare programs or by the General Services Administration, and, as of the date of this Agreement, there are no actions pending or, to the knowledge of Eagle, threatened that would reasonably be expected to result in any such criminal liability or debarment or disqualification; and

(vii) since January 1, 2023, none of Eagle, any Eagle Subsidiary nor any of their respective directors, officers, or employees has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or by any other similar Governmental Entity pursuant to any similar policy.

(x) Takeover Statutes. The Eagle Board has taken all action necessary so that no “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations are applicable to the Transaction. Eagle does not have in effect any “poison pill” or shareholder rights plan.

(y) Financing.

(i) Eagle or an Eagle Subsidiary is a party to and has accepted a fully executed commitment letter dated as of March 13, 2025 (together with all exhibits and schedules thereto, the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing”.

(ii) Eagle has delivered to Macaw a true, complete and correct copy of the executed Commitment Letter and any fee letters related thereto.

(iii) As of the date hereof, except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Financing or any contingencies that would permit the Lenders to reduce the aggregate principal amount of the Financing, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision. As of the date hereof, Eagle does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions required to be satisfied by it in the Commitment Letter on or prior to the Merger Effective Time, nor does Eagle have knowledge that any Lender will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter or the Financing, except for any such side letters, understandings, agreements, contracts or arrangements true and correct copies of which have been delivered by Eagle to Macaw on or prior to the date hereof.

(iv) As of the date hereof, the Commitment Letter constitutes the legal, valid, binding and enforceable obligation of Eagle and all the other parties thereto and is in full force and effect. As of the date hereof, no event has occurred and is continuing which (with or without notice, lapse of time or both) constitutes, or would constitute, a default, breach or failure to satisfy a condition by Eagle under the terms and conditions of the Commitment Letter. As of the date hereof, Eagle does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Eagle on a timely basis or that the Financing will not be available to Eagle on the Merger Effective Time. Eagle has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement and will pay in full any such amounts due on or before the Merger Effective Time as and when due. As of the date hereof, the Commitment Letter has not been modified, amended or altered, nor is it anticipated that the Commitment Letter be amended, modified or altered at any time through the Merger Effective Time, except as permitted by Clause 7.7(b) (with any such modification, amendment or alteration promptly notified in writing to Macaw) and none of the commitments under the Commitment Letter have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Eagle, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated. As of the date hereof, no modification of, or amendment to, the Commitment Letter is currently contemplated.

(z) Eagle’s Existing Indebtedness. Eagle has made a Limited Condition Transaction Election (under, and as defined in, the Eagle Existing Indenture) with respect to the Transaction and the other transactions to be entered into in connection therewith (including the incurrence of the Financing and the use of the proceeds thereof). As of the date of this Agreement, no Default or Event of Default (each under, and as defined in, each of the Eagle Existing Credit Agreement and the Eagle Existing Indenture) exists or would exist after giving effect to the Financing (including on a pro forma basis). As of the date of this Agreement, the Transaction and the other transactions to be entered into in connection therewith (including the incurrence of the Financing and the use of the proceeds thereof) are permitted under the Eagle Existing Credit Agreement on the date of this Agreement, giving effect to such transactions on a pro forma basis as if they had occurred at the beginning of the most recent Reference Period (as defined in the Eagle Existing Credit Agreement) ending prior to the date of this Agreement for which Financials (as defined in the Eagle Existing Credit Agreement) have been (or are required to be) delivered under the Eagle Existing Credit Agreement. As of the date of this Agreement, the Transaction and the other transactions to be entered into in connection therewith (including the incurrence of the Financing and the use of the proceeds thereof) are permitted under the Eagle Existing Indenture on the date of this Agreement (and on the basis of the financial statements for the most recently ended fiscal period for which financial statements are available on such date), giving effect to such transactions on a pro forma basis.

(aa) No Other Representations. Except for the representations and warranties contained in Clause 6.2, Eagle acknowledges that neither Macaw nor any Representative of Macaw makes, and Eagle acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Macaw or any of the Macaw Subsidiaries or with respect to any other information provided or made available to Eagle in connection with the Transaction, including any information, documents, projections, forecasts or other material made available to Eagle or to Eagle’s Representatives in certain “data rooms” or management presentations in expectation of the Transaction.

6.2	Macaw Representations and Warranties

Macaw hereby represents and warrants to Eagle as follows, it being understood that each representation and warranty contained in this Clause 6.2 is subject to: (1) exceptions and disclosures set forth in the clause or sub-clause of the disclosure schedule delivered by Macaw to Eagle concurrently with the execution of this Agreement (the “Macaw Disclosure Schedule”) corresponding to the particular clause or sub-clause of this Clause 6.2; (2) any exception or disclosure set forth in any other clause or sub-clause of Clause 6.2 of the Macaw Disclosure Schedule to the extent the applicability of such exception or disclosure is reasonably apparent on its face to qualify such other representation or warranty; and (3) disclosure in the Macaw SEC Documents filed on or after January 1, 2023 and that are publicly available as of the date that is two (2) days prior to the date of this Agreement (provided that in no event shall any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Macaw SEC Documents or other cautionary, predictive or forward looking statements in any other sections of such Macaw SEC Documents be deemed to be an exception to or disclosure for purposes of Macaw’s representations and warranties contained in this Clause 6.2).

(a) Qualification, Organization, Subsidiaries, etc.

(i) Each of Macaw and the Macaw Subsidiaries (including Merger Sub) is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect. Macaw has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Macaw Constitution as amended to the date hereof. The Macaw Constitution is in full force and effect and Macaw is not in material violation of the Macaw Constitution.

(ii) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Macaw Subsidiary have been validly issued and are fully paid and non-assessable and are wholly owned, directly or indirectly, by Macaw free and clear of all Liens, other than Macaw Permitted Liens.

(iii) Merger Sub.

(A) Since its date of formation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of their obligations hereunder and thereunder and matters ancillary thereto.

(B) All of the limited liability company interests in Merger Sub are fully paid and non-assessable and are owned directly or indirectly by Macaw, free and clear of any Liens. All of the Per Share Stock Consideration, when issued pursuant to the Merger and this Agreement and delivered pursuant hereto will, at such time, be duly authorized, validly issued, fully paid and non-assessable and free of all Liens and preemptive rights (other than any statutory preemptive rights granted under the Act).

(C) Merger Sub is an entity that is disregarded as separate from Macaw for U.S. federal income tax purposes.

(D) Macaw has made available to Eagle, prior to the date of this Agreement, complete and accurate copies of the Organizational Documents of Merger Sub (the “Merger Sub Organizational Documents

”) as amended to the date hereof. The Macaw Constitution and the Merger Sub Organizational Documents are in full force and effect and Merger Sub is not in violation of the Merger Sub Organizational Documents, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(b) Share Capital.

(i)

The authorized share capital of Macaw consists of 500,000,000 Macaw Shares and 25,000 Ordinary A Shares of €1.00 each (the “Macaw Ordinary A Shares”). As of March 7, 2025 (the “Macaw Capitalization Date”), being the latest practicable date prior to the date of this Agreement, (A) (1) 19,762,306 Macaw Shares were issued and outstanding and (2) 25,547 Macaw Shares were held in treasury in relation to the Macaw Equity Plan, (B) time-vesting Macaw RSU Awards with respect to 175,076 Macaw Shares were outstanding, (C) performance-vesting Macaw RSU Awards with respect to 262,624 Macaw Shares at the target level of performance and 525,247 Macaw Shares at the maximum level of performance, (D) 954,868 Macaw Shares were reserved for issuance pursuant to the Macaw Equity Plan, and (E) 0 Macaw Ordinary A Shares were issued and outstanding. All the outstanding Macaw Shares are, and all Macaw Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(ii) Except as set forth in Clause 6.2(b)(i) above, as of the date hereof: (A) Macaw does not have any shares issued or outstanding other than Macaw Shares that have become outstanding after the Macaw Capitalization Date, but were reserved for issuance as set forth in Clause 6.2(b)(i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which Macaw or any of the Macaw Subsidiaries is a party obligating Macaw or any of the Macaw Subsidiaries to (1) issue, transfer or sell any shares or other equity interests of Macaw or any Macaw Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Macaw or a wholly owned Macaw Subsidiary); (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (3) redeem or otherwise acquire any such shares or other equity interests; or (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Macaw Subsidiary that is not wholly owned.

(iii) Neither Macaw nor any Macaw Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Macaw Shareholders on any matter. All issued and outstanding shares in the capital of, or other equity interests in, each Significant Subsidiary of Macaw are wholly owned, directly or indirectly, by Macaw free and clear of all Liens, other than Macaw Permitted Liens. No Macaw Subsidiary owns any Eagle Shares or any Macaw Shares.

(iv) There are no voting trusts or other agreements or understandings to which Macaw or any of the Macaw Subsidiaries is a party with respect to the voting of the shares or other equity interest of Macaw or any of the Macaw Subsidiaries.

(c) Corporate Authority Relative to this Agreement; No Violation.

(i) Macaw and Merger Sub have all requisite corporate power or similar power and authority to enter into this Agreement and, subject to receipt of the Macaw Shareholder Approval and of the required approval of the Scheme by the High Court, to consummate the Transaction (and, in the case of the Macaw Distributable Reserves Creation, to the approval of the Macaw Distributable Reserves Resolution by the Macaw Shareholders and to receipt of the required approval by the High Court). The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by the Macaw Board and the sole member of Merger Sub and, except for (A) the Macaw Shareholder Approval, (B) the filing of the Certificate of Merger with the DSOS and (C) the filing of the required documents in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court and the delivery of the Court Order to the Registrar of Companies within twenty-one (21) days of the Sanction Date, no other corporate proceedings on the part of Macaw or Merger Sub is necessary to authorize the consummation of the Transaction.

(ii) The Macaw Board has unanimously (A) resolved that this Agreement and the Transaction, including the Macaw Articles Amendment, are fair to and in the best interests of Macaw and the Macaw Shareholders, (B) approved and declared advisable this Agreement and the Transaction, including the Macaw Articles Amendment, on the terms and subject to the conditions set forth herein, (C) adopted a resolution to make the Macaw Board Recommendation and, unless a Macaw Change of Recommendation has been made pursuant to Clause 5.4, such resolution has not been modified or withdrawn and (D) directed that the EGM Resolutions be submitted for consideration at the EGM and the Court Meeting Resolution be submitted for consideration at the Court Meetings.

(iii) This Agreement has been duly and validly executed and delivered by Macaw and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of Eagle, constitutes the valid and binding agreement of Macaw and Merger Sub, enforceable against Macaw and Merger Sub in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(iv) Other than in connection with or in compliance with (A) the provisions of the Act, (B) the provisions of the DGCL, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, and (F) any applicable requirements of other Antitrust Laws, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Macaw and Merger Sub of the Transaction, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(v) The execution and delivery by Macaw and Merger Sub of this Agreement do not, and the consummation of the Transaction and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Macaw or any of the Macaw Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Macaw or any of the Macaw Subsidiaries, other than Macaw Permitted Liens, (B) conflict with or result in any violation of any provision of the Organizational Documents of Macaw or any of the Macaw Subsidiaries (including Merger Sub) or (C) assuming compliance with and that the authorizations, consents, approvals and filings described in Clause 6.2(c)(iv) have been obtained or made, conflict with or violate any Laws applicable to Macaw or any of the Macaw Subsidiaries or any of their respective properties or assets, other than, in the case of sub-clauses (A), (B) (with respect to Macaw Subsidiaries that are not Significant Subsidiaries or Merger Sub) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(d) Reports and Financial Statements.

(i) Since January 1, 2023, Macaw has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Macaw SEC Documents”). As of their respective dates, or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Macaw SEC Documents complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Macaw SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) The consolidated financial statements (including all related notes and schedules) of Macaw included in the Macaw SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Macaw and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e) Internal Controls and Procedures. Macaw has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Macaw’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Macaw in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Macaw’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Macaw’s internal controls over financial reporting provide reasonable assurance regarding the reliability of Macaw’s financial reporting and the preparation of Macaw financial statements for external purposes in accordance with GAAP. Since January 1, 2023, Macaw’s principal executive officer and its principal financial officer have disclosed to Macaw’s auditors and the audit committee of the Macaw Board (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Macaw’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Macaw’s internal controls. Macaw has made available to Eagle all such disclosures made by management to Macaw’s auditors and audit committee from January 1, 2023 to the date hereof.

(f) No Undisclosed Liabilities. Except (i) as disclosed, reflected or reserved against in Macaw’s consolidated balance sheet (or the notes thereto) as of September 30, 2024 (such date, the “Macaw Balance Sheet Date”) included in the Macaw SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since the Macaw Balance Sheet Date and (iii) as expressly permitted by this Agreement, neither Macaw nor any Macaw Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have a Macaw Material Adverse Effect. For purposes of this Clause 6.2(f), the term “liabilities” shall not include obligations of Macaw or any Macaw Subsidiaries to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Macaw or any Macaw Subsidiaries with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation.

(g) Compliance with Law; Permits.

(i) Macaw and each of the Macaw Subsidiaries are in compliance with and are not in default under or in violation of any Laws applicable to Macaw, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(ii) Macaw and each of the Macaw Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Macaw and Macaw’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Macaw Permits”), except where the failure to have any of the Macaw Permits would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect. All Macaw Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(h) Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect: (i) Macaw and the Macaw Subsidiaries are now and have been, since January 1, 2023, in compliance with all applicable Environmental Laws and Environmental Permits, which compliance includes obtaining and maintaining all Environmental Permits; (ii) no Hazardous Substance has been Released at, on, under, to, in or from (A) any property or facility now or previously owned, leased or operated by, or (B) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case Macaw and the Macaw Subsidiaries (or any of their respective predecessors); (iii) since January 1, 2023 (or earlier if unresolved), neither Macaw nor any Macaw Subsidiary has received any notice, demand letter, claim or request for information, and no investigation, claim, suit, proceeding or review is pending, or to the knowledge of Eagle threatened, in each case alleging that Macaw or any of the Macaw Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (iv) neither Macaw nor any Macaw Subsidiary is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance.

(i) Employee Benefit Plans.

(i) For purposes of this Agreement, “Macaw Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (ii) and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, transaction bonus, retention, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical, dental, vision, life insurance, disability, other group insurance, employee assistance program, education or tuition assistance plan, program, policy, agreement or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of Macaw or any Macaw Subsidiary or with respect to which Macaw or any Macaw Subsidiary may have any obligation or liability (whether actual or contingent).

(ii) Macaw has made available to Eagle, as applicable to each material Macaw Benefit Plan (i) a copy of such material Macaw Benefit Plan (or a description, if such plan is not written), (ii) the summary plan description and each summary of material modifications, and (iii) any material correspondence regarding audits or investigations by any Governmental Entity sent or received by Macaw within the last year.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect, (A) each of the Macaw Benefit Plans has been operated and administered in compliance in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (B) no Macaw Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Macaw or the Macaw Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or comparable U.S. state Law; (C) all contributions or other amounts payable by Macaw or its Subsidiaries pursuant to each Macaw Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards; (D) neither Macaw nor any Macaw Subsidiary has engaged in a transaction in connection with which Macaw or the Macaw Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (E) there are no pending, or to the knowledge of Macaw, threatened or anticipated, claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Macaw Benefit Plans or any trusts related thereto before any arbitrator or any Governmental Entity, including the IRS, the Department of Labor or the PBGC.

(iv) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, (A) none of Macaw, any of the Macaw Subsidiaries or any of their respective ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding the date of this Agreement contributed to, or was obligated to contribute to, a benefit plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, a Multiemployer Plan or a Multiple Employer Plan, and (B) none of Macaw, any of the Macaw Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(v) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, (A) each of the Macaw Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter, and (B) there are no existing circumstances or any events that have occurred that would reasonably be expected to cause the loss of the qualified status of any such Macaw Benefit Plan.

(vi) Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transaction (either alone or in conjunction with any other event) will (A) result in any payment or benefit (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former officer, director, employee or individual consultant of Macaw or any Macaw Subsidiary under any Macaw Benefit Plan or otherwise, (B) increase any compensation or benefits otherwise payable to any current or former director or employee of Macaw or any Macaw Subsidiary under any Macaw Benefit Plan or otherwise, (C) result in any acceleration of the time of payment, funding or vesting of any such compensation or benefits or (D) result in any limitation on the right of Macaw or any Macaw Subsidiary to amend, merge, terminate or receive a reversion of assets from any Macaw Benefit Plan or related trust.

(vii) Except as would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect, each Macaw Benefit Plan, if any, which is maintained outside of the United States (A) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Macaw Benefit Plan is present or operates and, to the extent relevant, the United States, (B) if intended to qualify for special tax treatment, meets all requirements for such treatment, and (C) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(viii) Except as would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect, each Macaw Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. Macaw is not a party to nor does it have any obligation under any Macaw Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(j) Absence of Certain Changes or Events.

(i) Since the Macaw Balance Sheet Date, there has not occurred any Change that has had, or would reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(ii) From the Macaw Balance Sheet Date through the date of this Agreement, neither Macaw nor any Macaw Subsidiary has taken any action that would require consent pursuant to Clause 5.2(b) (other than clauses (iii), (vi), (vii), (x), (xii) and (solely to the extent relating to clause (iii), (vi), (vii), (x) and (xii)) (xiii) thereof) had such action been taken after the execution of this Agreement.

(k) Investigations; Litigation.

(i)

(A) There is no investigation or review pending (or, to the knowledge of Macaw, threatened) by any Governmental Entity with respect to Macaw or any of Macaw’s Subsidiaries or any of their respective properties, rights or assets, and (B) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Macaw, threatened) against Macaw or any of Macaw’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Governmental Entity, which, in the case of sub-clause (A) or (B), would reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(ii)

As of the date of this Agreement, Macaw has made available to Eagle all facts or circumstances of which Macaw has knowledge that are, individually or in the aggregate, material to the Macaw Specified Matters.

(l) Information Supplied. The information relating to Macaw and the Macaw Subsidiaries (including Merger Sub) to be contained in (i) the Joint Proxy Statement/Prospectus on the date the Joint Proxy Statement/Prospectus is first mailed to the Eagle Shareholders or Macaw Shareholders (or any supplement or amendment thereto) or at the time of the Eagle Special Meeting or at the time of the EGM and Court Meetings, or (ii) the Registration Statement at the time the Registration Statement is declared effective, at the time of the Eagle Special Meeting or at the time of the EGM and Court Meetings, will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Registration Statement and the Joint Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Clause 6.2(l), no representation or warranty is made by Macaw with respect to information or statements made or incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement made in connection therewith that were not supplied by or on behalf of Macaw.

(m) Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to Macaw or any of the Macaw Subsidiaries have been duly and timely filed on or before the applicable due date (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) Macaw and the Macaw Subsidiaries have timely paid all Taxes due and owing by any of them (whether or not shown on any Tax Return), except with respect to matters for which adequate reserves have been established in accordance with GAAP on the financial statements of Macaw included in the Macaw SEC Documents;

(iii) Macaw and the Macaw Subsidiaries have (i) duly and timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or owing from, their employees, creditors, stockholders, independent contractors, customers and other third parties (and have duly and timely paid over any amounts so withheld, deducted or collected to the appropriate Tax Authority in accordance with applicable Law) and (ii) have otherwise complied in all respects with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements);

(iv) there is neither (i) any audit, examination, investigation, dispute, action or other proceeding pending or threatened in writing with respect to any Taxes of Macaw or any of the Macaw Subsidiaries, nor (ii) any deficiency for Taxes that has been assessed by any Tax Authority against Macaw or any of the Macaw Subsidiaries and that has not been fully satisfied or otherwise resolved;

(v) in the past six (6) years, no claim has been made in writing by any Tax Authority in a jurisdiction where Macaw or any Macaw Subsidiary does not file Tax Returns of a particular type that any of such entities may be required to file Tax Returns or be subject to Tax of such type or in that jurisdiction;

(vi) neither Macaw nor any Macaw Subsidiary has waived any statute of limitations with respect to Taxes or any Tax Return or has agreed to, requested, or been granted, or is the beneficiary of, any extension of time with respect to a Tax assessment, deficiency or collection;

(vii) in the two (2) years prior to the date of this Agreement, neither Macaw nor any Macaw Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code;

(viii) neither Macaw nor any Macaw Subsidiary (A) is a party to, or is bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (x) any such agreement or arrangement solely between or among Macaw and/or the Macaw Subsidiaries or (y) any customary Tax indemnification provisions contained in commercial agreements entered in the ordinary course that are not primarily related to Taxes), (B) has been a member of an affiliated group filing a consolidated federal income Tax Return or any other affiliated, consolidated, combined or unitary group for any Tax purposes (other than a group the common parent of which is Macaw), (C) has any liability for Taxes of any Person (other than Macaw or any of the Macaw Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, or (D) has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) or other written agreement with a Tax Authority, in each case, with respect to Taxes;

(ix) there are no Liens for Taxes upon any property or assets of Macaw or any of the Macaw Subsidiaries, except for the Macaw Permitted Liens;

(x) neither Macaw nor any Macaw Subsidiary has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law); and

(xi) neither Macaw nor any Macaw Subsidiary has filed for a deferral of Tax under a “gain recognition agreement” within the meaning of U.S. Treasury Regulations Section 1.367(a)-8.

(n) Labor Matters.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Macaw Material Adverse Effect, neither Macaw nor any Macaw Subsidiary has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Macaw or any of the Macaw Subsidiaries and, to the knowledge of Macaw, no such investigation is in progress. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, there are no (and have not been during the three (3)-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of Macaw or any Macaw Subsidiary. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, neither Macaw nor any Macaw Subsidiary is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, and to the knowledge of Macaw, there is no (and has not been during the three (3)-year period preceding the date of this Agreement) union organizing effort pending or threatened against Macaw or any of the Macaw Subsidiaries. Except as, individually or in the aggregate, would not reasonable be expected to have a Macaw Material Adverse Effect, (A) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Macaw, threatened against Macaw or any of the Macaw Subsidiaries, and (B) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) slowdown, interruption of work or work stoppage in effect or, to the knowledge of Macaw, threatened, with respect to any employees of Macaw or any of the Macaw Subsidiaries. Except as, individually or in the aggregate, would not reasonably be expected to have a Macaw Material Adverse Effect, to the knowledge of Macaw, neither Macaw nor any Macaw Subsidiary has, or is reasonably expected to have (or has had during the three (3)-year period preceding the date of this Agreement), any liabilities under the WARN Act. Except as, individually or in the aggregate, would not reasonably be expected to have a Macaw Material Adverse Effect, Macaw and each of the Macaw Subsidiaries are in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Macaw and its Subsidiaries following the Merger Effective Time, neither Macaw nor any Macaw Subsidiary is subject to any obligation to inform and/or consult with any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Completion (whether under applicable laws or any written agreement).

(iii) Except as, individually or in the aggregate, would not reasonably be expected to have a Macaw Material Adverse Effect, during the three (3)-year period preceding the date of this Agreement, (i) no formal allegations of sexual harassment have been made against any director or officer of Macaw and (ii) neither Macaw nor any Macaw Subsidiary has entered into any settlement agreements related to allegations of sexual harassment or misconduct by any such Person.

(o) Intellectual Property; IT Assets; Data Privacy and Security.

(i) Macaw has made available to Eagle a true and complete list of all Intellectual Property owned by Macaw or any Macaw Subsidiary (“Macaw Owned IP”) that is Registered Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect, (A) all Macaw Owned IP (x) is solely and exclusively owned, free and clear of all Liens (other than Macaw Permitted Liens) by Macaw or a Macaw Subsidiary and (y) is subsisting, and to the knowledge of Macaw, valid and enforceable, (B) no Person has, since January 1, 2023, challenged the validity, enforceability or ownership of any Macaw Owned IP or, to the knowledge of Macaw, any Macaw Licensed IP, and (C) Macaw and each Macaw Subsidiary owns, or has a valid and enforceable license to use, all Intellectual Property used or held for use in, or otherwise necessary for, the conduct of the businesses of Macaw and each Macaw Subsidiary as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect, (1) to the knowledge of Macaw, the conduct of the businesses of Macaw and the Macaw Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person and (2) since January 1, 2023 there have been no pending or, to the knowledge of Macaw, threatened claims against Macaw or any Macaw Subsidiary by any Person alleging infringement, misappropriation or other violation of any Intellectual Property. Neither Macaw nor any Macaw Subsidiary has, since January 1, 2023, alleged that any Person has infringed, misappropriated or otherwise violated any Macaw IP which infringement, misappropriation or other violation would reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect, Macaw and the Macaw Subsidiaries have used their commercially reasonable efforts to protect and maintain the confidentiality, integrity and security of all trade secrets, Personal Information, confidential or proprietary information and IT Assets owned, used, held for use or processed by or on behalf of Macaw or any Macaw Subsidiary from any unauthorized use, access, misappropriation, interruption or modification by any Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect, since January 1, 2023, neither Macaw nor any Macaw Subsidiary nor, to the knowledge of Macaw, any third party has experienced any cyber or security incident, breach, phishing incident, ransomware or malware attack, or any loss, distribution, compromise, exfiltration, unauthorized processing, misappropriation or unauthorized disclosure of, and no Person has gained unauthorized access to, any trade secrets, Personal Information, confidential or proprietary information or IT Assets, in each case, owned, used, held for use or processed by or on behalf of Macaw or any of the Macaw Subsidiaries and, in each case, except as has since been fully resolved. Except as would not, individually or in the aggregate, reasonably be expected to have a Macaw Material Adverse Effect, Macaw and the Macaw Subsidiaries and, to the knowledge of Macaw, any third parties to the extent they process Personal Information of Macaw or any Macaw Subsidiary, have, since January 1, 2023, complied with all, and have not received any notice or claim from any third party alleging any non-compliance with or other violation of any, Data Security Requirements.

(p) Real Property.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Macaw Material Adverse Effect:

(A) Macaw and each Macaw Subsidiary have good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Macaw Permitted Liens, all such real property (1) complies with all applicable zoning and land use ordinances, laws and regulations, or is a valid nonconforming use thereunder, (2) has sufficient access to a public road and (3) is improved with all necessary and sufficient buildings, structures and improvements sufficient for the continuation of its business as currently conducted, in accordance with all applicable Macaw Permits and applicable laws with respect to Macaw and the Macaw Subsidiaries; and

(B) with respect to all such leased real property, Macaw and each of the Macaw Subsidiaries are in compliance with all material terms and conditions of each lease therefor, and neither Macaw nor any Macaw Subsidiary has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(ii) As used herein, “Macaw Permitted Liens” means all Liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Macaw SEC Documents, together with the following (without duplication): (A) (1) Liens imposed by law, such as mechanics and materialmen Liens, in each case for sums not yet overdue for a period of more than thirty (30) days or being contested in good faith by appropriate proceedings or (2) such other Liens arising out of judgments or awards against Macaw, with respect to which Macaw shall then be proceeding with an appeal or other proceedings for review if, in the case of this clause (2) adequate reserves with respect thereto are maintained on the books of Macaw in accordance with GAAP, (B) Liens for Taxes (1) not yet due and payable or (2) the validity of which are being contested in good faith by appropriate proceedings diligently conducted, and, in the case of this clause (2), for which adequate reserves have been established in accordance with GAAP on the financial statements of Macaw, (C) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (D) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encroachments, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), easements, declarations, occupancy rights, covenants, conditions, occupancy rights, community property interests, matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property and other encumbrances affecting title to real property, in each case which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, (E) Liens arising from the Uniform Commercial Code financing statement filings regarding operating leases entered into by Macaw in the ordinary course of business, (F) leases, subleases, licenses, sublicenses and occupancy agreements by Macaw as landlord, sub-landlord or licensor, (G) Liens disclosed on any title insurance policy held by Macaw in existence on the date hereof, (H) with respect to leased property, all Liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages, deeds of trust and other Liens now or hereafter placed on the leased property by the third-party landlord, (I) (1) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations, (2) pledges and deposits to secure the performance of bids, trade contracts, leases or sub-leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (3) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods, (J) in the case of an equity interest of Macaw or any Macaw Subsidiary, Liens set forth in the Organizational Documents of Macaw or any Macaw Subsidiary, (K) Liens arising under applicable securities Laws and other applicable Law (other than Tax law), (L) Liens created by this Agreement, (M) Liens securing obligations under the Macaw Existing ABL Credit Agreement or any other Loan Document (as defined in the Macaw Existing ABL Credit Agreement), the Macaw Existing Term Loan Credit Agreement or any other Loan Document (as defined in the Macaw Existing Term Loan Credit Agreement) or the Macaw Existing Indenture or any other Note Document (as defined in the Macaw Existing Indenture), and (N) other Liens described under Clause 6.2(p)(ii) of the Macaw Disclosure Schedule.

(q) Required Vote of Macaw Shareholders. The Macaw Shareholder Approval is the only vote of holders of securities of Macaw which is required to consummate the Macaw Articles Amendment.

(r) Material Contracts.

(i) Except for this Agreement, Clause 6.2(r) of the Macaw Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Clause 6.2(r) under which Macaw or any Macaw Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise), Macaw or a Macaw Subsidiary is a party or to which any of their respective properties or assets is subject (all Contracts of the type described in this Clause 6.2(r) being referred to herein as the “Macaw Material Contracts”):

(A) any partnership, joint venture, strategic alliance or similar Contract which is material to Macaw and the Macaw Subsidiaries, taken as a whole;

(B) each Contract that (1) is reasonably expected to involve future payments by or to Macaw or any Macaw Subsidiary of more than $10,000,000 (ten million dollars) in the one (1)-year period following the date hereof and (2) cannot be terminated by Macaw or such Macaw Subsidiary on less than sixty (60) days’ notice without material payment or penalty;

(C) each acquisition or divestiture Contract or material licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $10,000,000 (ten million dollars) in the twelve (12)-month period following the date hereof;

(D) each Contract between Macaw or any Macaw Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly owned Macaw Subsidiary) of Macaw or any Macaw Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which Macaw or any Macaw Subsidiary has an obligation to indemnify such officer, director, affiliate or family member;

(E) any Contract pursuant to which (1) any third party grants to Macaw or any Macaw Subsidiary any license, covenant not to assert, waiver or other right under any Intellectual Property material to the business of Macaw and the Macaw Subsidiaries, taken as a whole (excluding non-exclusive licenses for generally commercially available software or information technology services), or (2) Macaw or any Macaw Subsidiary grants to any third party any license, covenant not to assert, waiver or other right under any Intellectual Property material to the business of Macaw and the Macaw Subsidiaries, taken as a whole (excluding non-exclusive licenses granted in the ordinary course of business to (x) vendors or service providers to facilitate their provision of services for Macaw or any Macaw Subsidiary or (y) customers for their authorized use of the products and services of Macaw and the Macaw Subsidiaries), and, in each case of (1) and (2), excluding confidential patent settlement Contracts;

(F) any shareholders’ rights, investors rights, registration rights or similar agreement or arrangement;

(G) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the businesses of Macaw or any Macaw Subsidiary, taken as a whole, is or would be conducted;

(H) any Contract with respect to licensing, development or clinical studies pursuant to which Macaw or any Macaw Subsidiary has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of Macaw or any Macaw Subsidiary, in each case (x) which payments after the date hereof would reasonably be expected to be more than $10,000,000 (ten million dollars) in the twelve (12)-month period following the date hereof and (y) that cannot be terminated by Macaw or such Macaw Subsidiary without more than sixty (60) days’ notice without material payment or penalty;

(I) any Contract involving the settlement of any action or threatened action (or series of related actions) which will involve payments after the date hereof of consideration in excess of $10,000,000 (ten million dollars) or impose obligations on the part of Macaw or any Macaw Subsidiaries to any other Person outside the ordinary course of business;

(J) each Contract relating to outstanding Indebtedness of Macaw or any of the Macaw Subsidiaries, or any commitment to provide any such Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $10,000,000 (ten million dollars) other than Contracts solely among Macaw and any wholly owned Macaw Subsidiary; and

(K) any Contract that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Macaw.

(ii) Neither Macaw nor any Macaw Subsidiary is in breach of or default under the terms of any Macaw Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect. To the knowledge of Macaw, as of the date hereof, no other party to any Macaw Material Contract is in breach of or default under the terms of any Macaw Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect, each Macaw Material Contract is a valid and binding obligation of Macaw or the Macaw Subsidiary which is party thereto and, to the knowledge of Macaw, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(s) Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect, all material insurance policies and Contracts of Macaw and the Macaw Subsidiaries are in full force and effect and are valid and enforceable and (after taking into account self-insurance of Macaw and its Subsidiaries) cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business.

(t) Finders or Brokers. Neither Macaw nor any Macaw Subsidiary has employed any investment banker, broker or finder in connection with the Transaction, other than as set forth in Clause 6.2(t) of the Macaw Disclosure Schedule, who might be entitled to any fee or any commission in connection with or upon consummation of the Transaction.

(u) FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have an Macaw Material Adverse Effect:

(i) neither Macaw nor any Macaw Subsidiary, nor any director, manager or employee of Macaw or any Macaw Subsidiary, has in the past five (5) years, in connection with the business of Macaw or any Macaw Subsidiary, itself or, to Macaw’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Macaw or any Macaw Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable); and

(ii) neither Macaw nor any Macaw Subsidiary, nor any director, manager or employee of Macaw or any Macaw Subsidiary, is, or in the past five (5) years has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Macaw or any Macaw Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA.

(v)	Regulatory Matters. Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a Macaw Material Adverse Effect:

(i) (a) each of Macaw and the Macaw Subsidiaries holds all (x) all permits, licenses, franchises, approvals, registrations, authorizations and clearances under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, and (y) authorizations of any applicable Governmental Entity that are concerned with the quality, identity, strength, purity, safety, efficacy, labelling, manufacturing, marketing, promotion, distribution, sale, pricing, import or export of the Macaw Products (any such Governmental Entity, a “Macaw Regulatory Agency”), in each case, that are necessary for the lawful operating of the businesses of Macaw or any Macaw Subsidiary (the “Macaw Regulatory Permits”); (b) all such Macaw Regulatory Permits are valid and in full force and effect and neither Macaw nor any Macaw Subsidiary has received any written notice of any proceedings or other actions relating to the suspension, modification, revocation or cancellation of any such Macaw Regulatory Permits; and (c) Macaw and each Macaw Subsidiary is in compliance with the terms of all Macaw Regulatory Permits;

(ii) the businesses of each of Macaw and each Macaw Subsidiary are being conducted in compliance with (a) the FDCA; (b) the PHSA; (c) federal Medicare and Medicaid statutes and related state or local statutes; (d) provincial formulary and drug pricing statutes; (e) any comparable foreign Laws for any of the foregoing applicable in jurisdictions in which material quantities of any Macaw Products are sold; (f) federal, state or provincial criminal or civil healthcare Laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. §§ 669, 1035, 1347 and 1518; 42 U.S.C. § 1320d et seq.) and the regulations promulgated thereunder; Titles XVIII (42 U.S.C. § 1395 et seq.) and XIX (42 U.S.C. § 1396 et seq.) of the Social Security Act and the regulations promulgated thereunder; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. § 1395w-101 et seq.) and the regulations promulgated thereunder; the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), and any comparable federal, state, provincial or local healthcare Laws); (g) state or provincial licensing, disclosure and reporting requirements; and (h) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Macaw Healthcare Laws”). Since January 1, 2023, neither Macaw nor any of the Macaw Subsidiaries has received any written notification or communication from any Macaw Regulatory Agency, including the FDA, the Drug Enforcement Administration, the United Stated States Department of Justice (including any United States Attorney’s Office), the Office of Inspector General of the Department of Health and Human Services, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services, of noncompliance by, or liability of Macaw or any Macaw Subsidiaries under, any Macaw Healthcare Laws;

(iii) (a) since January 1, 2023, all reports, documents, claims, permits, notices and other records required to be filed, maintained or furnished to the FDA or any other Macaw Regulatory Agency by Macaw and the Macaw Subsidiaries have been so filed, maintained or furnished, and (b) all such reports, documents, claims, permits, notices and other records were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing);

(iv) as to each Macaw Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Law applicable in any foreign jurisdiction in which material quantities of such Macaw Product are sold (where such Macaw Product is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Macaw or any of the Macaw Subsidiaries), each such Macaw Product is being or has been developed, manufactured, stored, sold, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, record keeping, reporting, and security;

(v) since January 1, 2023, neither Macaw nor any of the Macaw Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Macaw Product;

(vi) since January 1, 2023, none of Macaw, any Macaw Subsidiary nor, to the knowledge of Macaw, any officer, employee or agent of Macaw or any Macaw Subsidiary has been convicted of any crime or engaged in any conduct that has caused or would reasonably be expected to result in disqualification or debarment by any Governmental Entity or debarment, suspension or exclusion under any federal healthcare programs or by the General Services Administration, and, as of the date of this Agreement, there are no actions pending or, to the knowledge of Macaw, threatened that would reasonably be expected to result in any such criminal liability or debarment or disqualification; and

(vii) since January 1, 2023, none of Macaw, any Macaw Subsidiary nor any of their respective directors, officers, or employees has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or by any other similar Governmental Entity pursuant to any similar policy.

(w) No Other Representations. Except for the representations and warranties contained in Clause 6.1, Macaw acknowledges that neither Eagle nor any Representative of Eagle makes, and Macaw acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Eagle or any of the Eagle Subsidiaries or with respect to any other information provided or made available to Macaw in connection with the Transaction, including any information, documents, projections, forecasts or other material made available to Macaw or to Macaw’s Representatives in certain “data rooms” or management presentations in expectation of the Transaction.

7.	ADDITIONAL AGREEMENTS

7.1	Access; Confidentiality

(a) From the date of this Agreement until the Merger Effective Time or the date, if any, on which this Agreement is terminated pursuant to Clause 9.1, each of Macaw and Eagle shall, and shall cause each of the Macaw Subsidiaries and the Eagle Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of Macaw and Eagle shall, and shall cause each of the Macaw Subsidiaries and the Eagle Subsidiaries, respectively, to, furnish reasonably promptly to the other Party all information (financial or otherwise) concerning its business, properties and personnel (including, for the avoidance of doubt, any claims, actions, suits, proceedings or investigations concerning or related to its business, properties or personnel) as such other Party may reasonably request. In furtherance of the foregoing, each of Macaw and Eagle shall promptly advise the other Party of any material developments in respect of the Macaw Specified Matters or the Eagle Specified Matters that Macaw or Eagle, as applicable, acquires knowledge of following the date of this Agreement. Notwithstanding the foregoing, neither Macaw nor Eagle shall be required by this Clause 7.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (i) the disclosure of which would breach the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any Law or duty (provided, however, such disclosure shall be made to external counsel for Macaw or Eagle, as applicable, in compliance with applicable Antitrust Laws) or (iii) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that in the case of clauses (i)-(iii), the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in such a breach or violation or loss of any such attorney-client, attorney work product or other legal privilege). Each of Macaw and Eagle will use their commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Notwithstanding anything in this Agreement to the contrary, neither Eagle nor Macaw (nor any of their respective Representatives) shall conduct any invasive sampling of the air, surface water, groundwater, land surface, subsurface strata or building materials at any of the other Party’s or its Subsidiaries’ properties prior to the Merger Effective Time.

(b) Each of Macaw and Eagle will hold, and will cause their Representatives and affiliates to hold, any non-public information, including any information exchanged pursuant to this Clause 7.1, in confidence to the extent required by and in accordance with the terms of the Confidentiality Agreement.

7.2	Consents and Regulatory Approvals

(a) Subject to the terms hereof, including Clause 7.2(f), the Parties each agree to use their respective reasonable best efforts to achieve satisfaction of the Conditions as promptly as reasonably practicable and in any event no later than the End Date.

(b) Subject to the terms hereof, including Clause 7.2(f), each of Eagle, on the one hand, and Macaw and Merger Sub, on the other hand, shall use its reasonable best efforts to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Transaction as promptly as reasonably practicable;

(ii) as promptly as reasonably practicable, make all filings, and thereafter make any other required or appropriate submissions, that are required or reasonably necessary to consummate the Transaction, including (A) under the HSR Act no later than twenty (20) business days after the date hereof (or later if mutually agreed by the Parties), (B) under any other Antitrust Laws, or (C) as required by the High Court;

(iii) keep the other Parties reasonably informed of all material written or oral communications to or from third parties (including any Governmental Entity) with respect to the Clearances;

(iv) in the event that any litigation or other administrative or judicial action is commenced challenging any of the transactions contemplated by this Agreement, and such litigation, action or proceeding seeks to prevent, impede or delay any such transaction, cooperate with each other and contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any such transaction; and

(v) as promptly as reasonably practicable, take reasonable actions to obtain from, make with or provide to any third party (including any Governmental Entity) any Clearances (other than Clearances under any Antitrust Laws, which shall be governed by Clause 7.2(c)) required to be obtained, made or provided by Eagle, Macaw or any of their respective Subsidiaries in connection with the consummation of the Transaction; provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall Eagle, Macaw or any of their respective Subsidiaries be required to pay, prior to the Merger Effective Time, any material fee, penalty or other consideration to any third party for any Clearance (other than Clearances under any Antitrust Laws, which shall be governed by Clause 7.2(h)) required in connection with the consummation of the Transaction under any contract or agreement.

(c) Subject to the terms hereof, including Clause 7.2(f), each of the Parties agrees, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any Clearances required in connection with the consummation of the Transaction under the HSR Act and any other Antitrust Laws. Each Party shall provide as promptly as reasonably practicable any additional information and documentary material as may be requested by a Governmental Entity. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that Macaw and Eagle shall jointly develop, and each Party shall cooperate with the other and consider in good faith the views of the other in connection with, all communications and strategy relating to the obtaining of Clearances from Governmental Entities under Antitrust Laws in connection with the Transaction. In furtherance of the foregoing, each Party shall respond in good faith to any reasonable requests for information made by the other Party in connection with such matters and shall allow the other Party and its counsel a reasonable opportunity to review in advance and comment on the drafts of all such filings, submissions and other communications and shall consider such comments in good faith. Neither Macaw nor Eagle shall (and each of Macaw and Eagle shall cause their Subsidiaries and affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Laws, enter into or extend a timing agreement with any Governmental Entity or withdraw or refile any filing under any Antitrust Laws, without the prior written consent of the other Party.

(d) Subject to Clause 7.2(c) and to the fullest extent permissible under applicable Law, Macaw and Eagle shall (i) promptly advise each other of (and Macaw or Eagle shall so advise with respect to material communications received by any Macaw Subsidiary or Eagle Subsidiary, as the case may be) any material written or oral communication from any Governmental Entity in connection with the consummation of the Transaction; (ii) not participate in any meeting or material discussion with any Governmental Entity in respect of any filing, investigation, or enquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by such Governmental Entity, gives the other Party the opportunity to attend; and (iii) promptly furnish the other Party with copies of all material correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of Eagle or Macaw or their respective Affiliates, (y) as necessary to address reasonable privilege concerns (provided that the redacting Party shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such privilege concerns) and (z) to prevent the exchange of confidential information as required by applicable Law. With respect to any notice, documentation or other communication required to be given by either Party to the other Party pursuant to this Clause 7.2(d), such first Party may give such notice, documentation or other communication to such second Party’s outside counsel, instead of directly to such second Party, if such first Party reasonably believes that doing so is required by, or advisable pursuant to, applicable Law. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Clause 7.2(d) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials.

(e) In the event that the latest date on which the High Court would permit Completion to occur is prior to the End Date, then the Parties shall use their respective reasonable efforts to obtain consent of the High Court to an extension of such latest date (but not beyond the End Date). If (i) the High Court requires the lapsing of the Scheme prior to the End Date or (ii) the Condition set forth in Clause 8.1(a) fails to be satisfied, the Parties shall (unless and until this Agreement is terminated pursuant to Clause 9.1) take all actions required in order to re-initiate the Scheme process as promptly as reasonably practicable (it being understood that no such lapsing described in sub-clause (i) or (ii) shall, in and of itself, result in a termination of, or otherwise affect any rights or obligations of any Party under, this Agreement).

(f) In furtherance and not in limitation of the other covenants contained in this Clause 7.2, and to resolve the objections, if any, that a Governmental Entity may assert under any Antitrust Laws with respect to any of the transactions contemplated by this Agreement, and to avoid or eliminate any impediment under any Antitrust Laws that may be asserted by any Governmental Entity with respect to any such transaction so as to enable the Completion to occur as promptly as reasonably practicable and in any event no later than the End Date, Macaw and Eagle agree to (i) propose, negotiate, commit to and effect, by consent decree or otherwise, the sale, divestiture, license or disposition of any businesses, assets, equity interests, product lines or properties of Macaw or Eagle (or any of their respective Subsidiaries), including by proposing, negotiating, committing to, and effecting, any ancillary agreements or arrangements reasonably necessary to effectuate such sale, divestiture, license, or disposition, and (ii) take any action, or agree to take any action, that would limit Macaw’s, Eagle’s, or any of their respective Subsidiaries’ freedom of action with respect to any businesses, assets, equity interests, product lines or properties of Macaw or Eagle (or any of their respective Subsidiaries) (any of the foregoing, a “Remedial Action”) as may be required in order to obtain all Clearances required under any Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Transaction or delay Completion, in each case to permit and cause the Condition set forth in Clause 8.1(c)(iii) to be satisfied as promptly as reasonably practicable and in any event prior to the End Date; provided, however, that notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be deemed to require, Macaw or Eagle (or any of their respective Subsidiaries), or permit, or be deemed to permit Macaw or any of its Subsidiaries, without the prior written consent of Eagle, or permit, or be deemed to permit Eagle or any of its Subsidiaries, without the prior written consent of Macaw, to take, agree to take, or consent to the taking of any Remedial Action that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Macaw and the Macaw Subsidiaries, taken together as a whole, following, and giving effect to, the Completion. To the extent that Macaw, Eagle, or any of their respective Subsidiaries are required to enter into one or more agreements prior to the Completion with respect to any Remedial Action with respect to any of their businesses, assets, equity interests, product lines or properties, the consummation of the transactions provided for in any such agreement for a Remedial Action shall be conditioned upon the Completion.

(g) Neither Eagle nor Macaw shall, and each of Eagle and Macaw shall not permit any of its Subsidiaries or affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, or agree to any commercial or strategic relationship with any Person, in each case, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, investment or commercial or strategic relationship would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any such Clearances or (ii) materially increase the risk of any Governmental Entity entering an order or injunction prohibiting the consummation of the Transaction.

(h) In no event shall Eagle, Macaw, Merger Sub or any of their Subsidiaries be required to pay any material fee, penalty or other consideration in connection with obtaining any Clearance under any applicable Antitrust Laws, other than customary filing or application fees in connection with any such Clearance.

7.3	Directors’ and Officers’ Indemnification and Insurance

(a) Macaw agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Eagle or any of the Eagle Subsidiaries provided for in their respective Organizational Documents or in any agreement to which Eagle or any of the Eagle Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the Transaction) shall survive the consummation of the Transaction and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Merger Effective Time, Macaw shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organizational Documents of Eagle and the Eagle Subsidiaries or in any agreement to which Eagle or any of the Eagle Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Merger Effective Time were directors, officers or employees of Eagle or any of the Eagle Subsidiaries in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the Transaction); provided, however, that in the event any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Merger Effective Time or within such six (6)-year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(a) in respect thereof shall continue until disposition thereof.

(b) Macaw agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favor of each present and former director, officer or employee of Macaw or any of the Macaw Subsidiaries provided for in their respective Organizational Documents or in any agreement to which Macaw or any of the Macaw Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the Transaction) shall survive the consummation of the Transaction and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Merger Effective Time, Macaw shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organizational Documents of Macaw and the Macaw Subsidiaries or in any agreement to which Macaw or any of the Macaw Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Merger Effective Time were directors, officers or employees of Macaw or any of the Macaw Subsidiaries in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the Transaction); provided, however, that in the event any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Merger Effective Time or within such six (6)-year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(b) in respect thereof shall continue until disposition thereof.

(c) At and after the Merger Effective Time, Macaw shall (and shall cause the Surviving Corporation to), to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Eagle or any of the Eagle Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Eagle or any of the Eagle Subsidiaries (each, together with his or her respective heirs and representatives, a “Eagle Indemnified Party” and, collectively, the “Eagle Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Eagle Indemnified Party to the fullest extent permitted by Law; provided that any Eagle Indemnified Party to whom fees and expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Eagle Indemnified Party is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Merger Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Eagle or any of the Eagle Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Eagle or any of the Eagle Subsidiaries, in each case occurring or alleged to have occurred at or before the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the Transaction).

(d) At and after the Merger Effective Time, Macaw shall (and shall cause the Surviving Corporation or another Macaw Subsidiary (not being a Macaw Subsidiary incorporated in Ireland) to), to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Macaw or any of the Macaw Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Macaw or any of the Macaw Subsidiaries (each, together with his or her respective heirs and representatives, a “Macaw Indemnified Party” and, collectively, the “Macaw Indemnified Parties” and, collectively with the Eagle Indemnified Parties, the “Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Macaw Indemnified Party to the fullest extent permitted by Law; provided that any Macaw Indemnified Party to whom fees and expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Macaw Indemnified Party is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Merger Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Macaw or any of the Macaw Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Macaw or any of the Macaw Subsidiaries, in each case occurring or alleged to have occurred at or before the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the Transaction).

(e) For a period of six (6) years from the Merger Effective Time, Macaw shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Merger Effective Time maintained by Eagle and the Eagle Subsidiaries with respect to matters arising on or before the Merger Effective Time (provided that Macaw may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insured) or (ii) a “tail” policy (which Eagle may purchase at its option prior to the Merger Effective Time, and, in such case, Macaw shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honored by Eagle) under Eagle’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Eagle’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Merger Effective Time, is from a carrier with comparable credit ratings to Eagle’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favorable to the insured than those of Eagle’s directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Merger Effective Time, Macaw shall not be required to pay annual premiums in excess of (and if Eagle purchases such a tail policy, the cost thereof shall not exceed) three hundred percent (300%) of the last annual premium paid by Eagle prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case Macaw or Eagle, as applicable, shall purchase as much coverage as reasonably practicable for such amount.

(f) For a period of six (6) years from the Merger Effective Time, Macaw shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Merger Effective Time maintained by Macaw and the Macaw Subsidiaries with respect to matters arising on or before the Merger Effective Time (provided that Macaw may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insured) or (ii) a “tail” policy (which Macaw may purchase at its option prior to the Merger Effective Time, and, in such case, Macaw shall cause such policy to be in full force and effect, and shall honour all obligations thereunder) under Macaw’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Macaw’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Merger Effective Time, is from a carrier with comparable credit ratings to Macaw’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favorable to the insured than those of Macaw’s directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Merger Effective Time, Macaw shall not be required to pay annual premiums in excess of (and if Macaw purchases such a tail policy, the cost thereof shall not exceed) three hundred percent (300%) of the last annual premium paid by Macaw prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case Macaw shall purchase as much coverage as reasonably practicable for such amount.

(g) The rights of each Indemnified Party under this Clause 7.3 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organizational Documents of Eagle or any of the Eagle Subsidiaries or the Organizational Documents of Macaw or any of the Macaw Subsidiaries, as applicable, any agreement, any insurance policy, the Act (or any other applicable Law) or otherwise. The provisions of this Clause 7.3 shall survive the consummation of the Transaction and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties shall be third-party beneficiaries of this Clause 7.3 and shall be entitled to enforce the covenants contained in this Clause 7.3). Macaw shall pay (or cause to be paid) all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Clause 7.3.

(h) From and after the Merger Effective Time, Macaw, to the fullest extent permitted under applicable Law, shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Clause 7.3.

(i) In the event Macaw or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than fifty percent (50%) of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Macaw or the Surviving Corporation, as applicable, assumes the obligations set forth in this Clause 7.3.

7.4	Employment and Benefit Matters

(a) In order to further an orderly transition and integration, and subject to applicable Law, Macaw and Eagle shall cooperate in good faith in reviewing, evaluating and analyzing the Macaw Benefit Plans and Eagle Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Macaw Benefit Plans or Eagle Benefit Plans, as applicable, that shall apply with respect to employees of Macaw and the Macaw Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Merger Effective Time (collectively, the “New Benefit Plans”), which New Benefit Plans shall, to the extent permitted by applicable Law, and among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Macaw Benefit Plans, on the one hand, and those covered by Eagle Benefit Plans, on the other hand, at the Merger Effective Time.

(b) Each individual who is an employee of Eagle or any of the Eagle Subsidiaries or Macaw or any of the Macaw Subsidiaries immediately prior to the Merger Effective Time (including those on any paid time off or leave of absence) and continues to be an employee of Macaw or the Surviving Corporation or any Subsidiary thereof immediately following the Merger Effective Time is referred to as a “Continuing Employee”. For a period of twelve (12) months following the Merger Effective Time, Macaw shall, and shall cause the Macaw Subsidiaries to, maintain for the benefit of each Continuing Employee (A) a base salary or wage rate that is no less favorable than that in effect for such employee as of the Merger Effective Time, (B) target annual (or other short-term periodic) cash incentive opportunities (including annual bonus and commission) and target long-term (including cash, equity and equity-based) incentive opportunities (provided that Macaw or the Macaw Subsidiaries may elect to substitute cash incentive opportunities for equity and equity-based incentive opportunities and may set performance metrics and goals) that are no less favorable in the aggregate than those in effect for such employee as of the Merger Effective Time, and (C) severance benefits that are no less favorable than the benefits provided under the applicable Eagle Benefit Plan or Macaw Benefit Plan as of the Merger Effective Time; provided that clause (B) to the extent relating to target long-term (including cash, equity and equity-based) incentive opportunities shall not apply with respect to members of the Eagle Senior Executive Team (as defined in the Eagle Disclosure Schedule) or members of the Macaw Executive Committee. The employment terms and conditions of each Continuing Employee whose employment is covered by a collective bargaining agreement shall be governed by the applicable collective bargaining agreement.

(c) Effective as of the Merger Effective Time and thereafter, Macaw shall provide or cause to be provided that periods of employment with Eagle or Macaw (including any current or former affiliate or predecessor thereof) shall be taken into account for all purposes under all employee benefit plans maintained by Macaw or an affiliate of Macaw for the benefit of the Continuing Employees following the Merger Effective Time, as applicable, including paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than as would result in a duplication of benefits or for any purpose under any defined benefit pension plan, postretirement welfare plan, or plan that is grandfathered or frozen, in each case, in which the applicable Continuing Employee did not participate prior to the Merger Effective Time).

(d) Effective as of the Merger Effective Time and thereafter, Macaw shall, and shall cause the Macaw Subsidiaries to, use commercially reasonable efforts to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Macaw or any affiliate of Macaw (except to the extent applicable under Eagle Benefit Plans or Macaw Benefit Plans, as applicable, immediately prior to the Merger Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent that such evidence of insurability requirements were not applicable to the Continuing Employees under the Eagle Benefit Plans or Macaw Benefit Plans, as applicable, immediately prior to the Merger Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Eagle Benefit Plans or Macaw Benefit Plans, as applicable, prior to the Completion Date during the year in which the Completion Date occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Macaw or an affiliate of Macaw for such year.

(e) Between the date hereof and the Merger Effective Time, any notices or communication materials (including website postings) from Eagle or its Affiliates or Macaw or its Affiliates to their respective employees with respect to the Transaction or employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transaction or employment thereafter, shall be subject to the reasonable prior review and comment of Macaw or Eagle, as applicable, which comments shall be considered in good faith by the receiving party.

(f) Between the date hereof and the Merger Effective Time, the Surviving Corporation shall, or shall cause any Subsidiary thereof, to be bound by, and to comply with the terms of, the collective bargaining agreements of Eagle or any of the Eagle Subsidiaries as in effect as of the Merger Effective Time until the Surviving Corporation or any Subsidiary thereof negotiate a new collective bargaining agreement. Notwithstanding anything to the contrary in this Section 7.4(f), the Surviving Corporation further agrees that the provisions of this Section 7.4(f) shall be subject to any applicable provisions of the applicable collective bargaining agreement in respect of the Continuing Employee, to the extent such provisions are inconsistent with or otherwise in conflict with the provisions of any such collective bargaining agreement as in effect as of the date of this Agreement.

(g) Nothing in this Agreement shall confer upon any Continuing Employee or any other Person any right to continue in the employ or service of Macaw, the Surviving Corporation, Eagle or any other affiliate thereof, or shall interfere with or restrict in any way the rights of Macaw, the Surviving Corporation, Eagle or any affiliate thereof, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Clause 7.4 shall (i) be deemed or construed to be an amendment or other modification of any Eagle Benefit Plan or Macaw Benefit Plan, or (ii) create any third party rights in any current or former service provider of Eagle or Macaw or their respective affiliates (or any beneficiaries or dependents thereof).

(h) Eagle and Macaw hereby acknowledge and agree that a “change of control” (or similar term) will occur for purposes of any Eagle Benefit Plan that includes provisions that apply in the event of a “change of control” (or similar term) as of the Merger Effective Time.

7.5	Certain Tax Matters.

(a) After the date hereof and prior to the Merger Effective Time, neither Macaw nor Eagle shall take, or cause any of its Subsidiaries to take, or knowingly fail to take or knowingly cause any of its Subsidiaries to fail to take, any action, which action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended US Tax Treatment. Except as otherwise required by change in applicable Law after the date hereof, the Parties shall, and shall cause their Subsidiaries to, treat, for U.S. federal income tax purposes, the Merger consistently with the Intended US Tax Treatment. Notwithstanding any provision in this Agreement to the contrary, none of Macaw, any Macaw Subsidiary, Eagle and any Eagle Subsidiary shall have any liability or obligation to any shareholder of Macaw or Eagle should the Merger or any Party fail to qualify for the Intended US Tax Treatment.

(b) Each Party shall use commercially reasonable efforts to notify the other Party in writing if, before the Merger Effective Time, such Party becomes aware of any new fact or circumstance arising after the date hereof that could reasonably be expected to cause the Merger or any Party to not qualify for the Intended US Tax Treatment.

(c) Each Party shall use commercially reasonable efforts to cooperate with the other Party and provide such information reasonably available to such Party (and that such Party is legally permitted to provide) as may be reasonably requested by such other Party in connection with such other Party obtaining an opinion from its tax advisors in connection with the transactions described herein, including with respect to the Intended US Tax Treatment.

(d) Certain Tax Representations and Covenants.

(i) Eagle shall use its reasonable best efforts to fund (x) the aggregate Per Share Eagle Funded Cash Consideration and (y) all other transaction expenses incurred by Eagle and its Subsidiaries in connection with the Transactions from cash of Eagle and its Subsidiaries existing immediately prior to the Completion on the Completion Date (less any cash reasonably necessary for ongoing business operations in the ordinary course) (such cash, not in excess of the sum of (A) the amount that can be distributed to Eagle Shareholders without breach of or default under the Eagle Indebtedness, any other Indebtedness of Eagle or any Eagle Subsidiary or the Financing and (B) the amount of all other transaction expenses incurred by Eagle and its Subsidiaries in connection with the Transactions, the “Eagle Surplus Cash”), and not directly or indirectly from any additional borrowing by Eagle or its Subsidiaries to fund such amounts (any such additional borrowing, the “Subject Debt”).

(ii) In the event that, notwithstanding the foregoing, it is necessary for Eagle and its Subsidiaries to incur any Subject Debt in order to fund (in whole or in part) the aggregate Per Share Eagle Funded Cash Consideration, such Subject Debt shall be treated as “Qualified Subject Debt” to the extent of the amount of such Subject Debt that (x) is incurred either pursuant to the Eagle Existing Credit Agreement or the Financing (but only if the Financing is structured as a syndicated lending arranged by an unrelated third party, and one or more unrelated third parties provide the majority of the funding thereunder), and (y) with respect to which, prior to incurring such Subject Debt, Eagle makes the representations set forth in Clause 7.5(d) of the Eagle Disclosure Schedule to Macaw in writing, and delivers to Macaw the letter, reasonably satisfactory to Macaw, described in paragraph 7.5(d)(5) of the Eagle Disclosure Schedule.

(iii) In order to satisfy the requirements for any Subject Debt to be treated as Qualified Subject Debt described in clause (y) of Clause 7.5(d)(ii) above, prior to incurring such Subject Debt, Eagle shall (x) make the representations set forth in Clause 7.5(d) of the Eagle Disclosure Schedule to Macaw in writing and (y) deliver to Macaw the letter described in Clause 7.5(d)(5) of the Eagle Disclosure Schedule, which letter is reasonably satisfactory to Macaw.

(iv) In the event that (x) Eagle or any of its Subsidiaries incurs Qualified Subject Debt, and (y) Eagle delivers to Macaw the representations set forth in, and the financial advisor letter, reasonably satisfactory to Macaw, described in, Clause 7.5(d)(5) of the Eagle Disclosure Schedule, Macaw will not, and will not cause Eagle or the Eagle Subsidiaries to, voluntarily repay or otherwise refinance any Qualified Subject Debt (which for the purposes of this covenant shall mean, if the Qualified Subject Debt is part of a larger borrowing, the last remaining amount outstanding under such larger borrowing not in excess of the amount of the Qualified Subject Debt) within one year of Completion, other than (A) any refinancing in connection with a change of control transaction, Generics Separation or any Enterprise Transformative Event, (B) any repayment pursuant to the terms of the Qualified Subject Debt, or (C) as a result of any circumstances arising following the Closing that are not currently foreseen which would cause adverse consequences to Macaw or any of its Subsidiaries if the Qualified Subject Debt were not repaid or refinanced.

(e) The Parties agree (i) to use their respective reasonable best efforts to cause the letter of transmittal for the Merger to include a customary form of certification to be completed by Eagle Shareholders certifying that the Redemption with respect to such Eagle Shareholder qualifies as a “complete termination” of such Eagle Shareholder’s interest in Eagle within the meaning of Section 302(b)(3) of the Code (a “Section 302(b)(3) Certificate”), and (ii) that they shall instruct the Exchange Agent that, if an Eagle Shareholder provides a properly completed and executed Section 302(b)(3) Certificate, the Exchange Agent shall treat, for all U.S. federal (and to the extent applicable, state and local) income tax withholding and reporting purposes, the receipt by such Eagle Shareholder of the Per Share Tax Eagle Funded Cash Consideration as a distribution in exchange for Eagle Common Stock under Section 302(a) of the Code, and not as a distribution of property to which Sections 302(d) and 301 of the Code apply, unless otherwise required by a change in applicable Law after the date hereof.

(f) The Parties agree (i) to use their respective reasonable best efforts to cause the letter of transmittal for the Merger to include a customary form of certification to be completed by Eagle Shareholders certifying that the Section 304 Transaction with respect to such Eagle Shareholder qualifies as a “substantially disproportionate redemption of stock” within the meaning of Section 302(b)(2) of the Code (a “Section 302(b)(2) Certificate”), and (ii) that they shall instruct the Exchange Agent that, if an Eagle Shareholder provides a properly completed and executed Section 302(b)(2) Certificate, the Exchange Agent shall treat, for all U.S. federal (and to the extent applicable, state and local) income tax withholding and reporting purposes, the receipt by such Eagle Shareholder of the Per Share Tax Base Cash Consideration as a distribution in exchange for Eagle Common Stock under Section 302(a) of the Code, and not as a distribution of property to which Sections 302(d) and 301 of the Code apply, unless otherwise required by a change in applicable Law after the date hereof. Notwithstanding anything herein to the contrary, for all U.S. federal (and to the extent applicable, state and local) income tax withholding and information reporting purposes, with respect to the receipt of the Per Share Tax Base Cash Consideration by an Eagle Shareholder, except as otherwise reasonably agreed to by the Parties before the Merger Effective Time, Macaw and the Exchange Agent shall assume that Section 304 of the Code applies to the Merger.

7.6	Stock Exchange Listing

The Parties agree to use reasonable best efforts to cause the Macaw Shares to be approved for listing on the NYSE as soon as reasonably practicable following the Completion, subject to approval by the Post-Closing Macaw Board.

From and after listing on the NYSE, Macaw and the Macaw Board will be subject to the NYSE listing rules, including as to independence and other matters, in addition to the Macaw Directors having fiduciary duties, which require the Directors to have regard to the interests of shareholders as a whole as opposed to any individual shareholder, in accordance with Irish law.

7.7	Corporate Governance

(a) Macaw shall take such actions as are necessary to cause: (i) four (4) individuals who are members of the Eagle Board as of immediately prior to the Merger Effective Time (such individuals, the “Eagle Directors”) to become members of the Macaw Board as of immediately following the Merger Effective Time (the “Post-Closing Macaw Board”), (ii) four (4) individuals who are members of the Macaw Board as of immediately prior to the Merger Effective Time, including the Chief Executive Officer of Macaw as of immediately prior to the Merger Effective Time (such individuals, the “Macaw Directors” ) to remain as members of the Post-Closing Macaw Board, and (iii) one (1) individual selected prior to the Completion by a majority of the persons designated to be Eagle Directors or Macaw Directors; provided, that the person who shall be the Chair of the Post-Closing Board consents to such selection and shall have a casting vote in the event of a tie (such individual, the “Jointly Selected Director”) to become a member of the Post-Closing Macaw Board. Any Eagle Director or Macaw Director shall (i) be selected by Eagle (in the case of Eagle Directors) or Macaw (in the case of Macaw Directors) after consulting with the other Party and considering the other Party’s views in good faith, including considering the aims of balance of skills, experience and diversity, (ii) except for the Chief Executive Officer of Eagle as of immediately prior to the Merger Effective Time, if such individual will be a member of the Post-Closing Macaw Board, and the Chief Executive Officer of Macaw as of immediately prior to the Merger Effective Time, be required to meet the independence standards of the NYSE with respect to Macaw as of the Merger Effective Time as determined by the Macaw Board and (iii) be appointed to serve on the Post-Closing Macaw Board until the next annual meeting of Macaw Shareholders in accordance with Macaw’s Organizational Documents, after giving effect to the Macaw Articles Amendment. Immediately following the Merger Effective Time, the Post-Closing Macaw Board shall consist only of the four (4) Eagle Directors, the four (4) Macaw Directors, and the Jointly Selected Director appointed in accordance with the foregoing. Macaw shall cause (x) to be delivered to Eagle and Macaw resignations, in a form reasonably acceptable to Eagle, executed by such directors on the Macaw Board prior to the Merger Effective Time or (y) the removal of such directors, as necessary to accomplish the Macaw Board composition contemplated by this Clause 7.7(a).

(b) Effective as of the Merger Effective Time:

(i) Paul Efron shall serve as the Chair of the Post-Closing Macaw Board, unless he is not a member of the Eagle Board immediately prior to the Merger Effective Time. If Paul Efron is not a member of the Eagle Board immediately prior to the Merger Effective Time, then the Eagle Board will select the person who shall be Chair of the Post-Closing Macaw Board following the Merger Effective Time after consulting with the Macaw Board and considering the Macaw Board’s views in good faith.

(ii) Sigurdur Olafsson shall serve as the Chief Executive Officer of Macaw following the Merger Effective Time, unless he is not the Chief Executive Officer of Sigurdur Olafsson immediately prior to the Merger Effective Time. If Sigurdur Olafsson is not the Chief Executive Officer of Macaw immediately prior to the Merger Effective Time, then the Eagle Board and Macaw Board will jointly select the person who shall be the Chief Executive Officer of Macaw following the Merger Effective Time.

7.8	Financing Covenant

(a) Eagle shall (and shall cause each of the Eagle Subsidiaries to) use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letter as promptly as possible but in any event prior to the Merger Effective Time, including by using commercially reasonable efforts to (i) maintain in effect the Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) reasonably acceptable to Macaw and consistent with the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) and without any modification without Macaw’s prior written consent (and in connection with which Eagle shall consult with Macaw and afford Macaw a reasonable opportunity to review and comment on drafts of Definitive Agreements), (iii) satisfy on a timely basis all conditions in the Commitment Letter and the Definitive Agreements, (iv) comply with its obligations under the Commitment Letter and the Definitive Agreements and (iv) enforce its rights under the Commitment Letter and the Definitive Agreements in a timely and diligent manner.

(b) Neither Eagle nor any of the Eagle Subsidiaries shall, without the prior written consent of Macaw (which consent may be given by way of e-mail): (i) permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under, the Commitment Letter or the Definitive Agreements; or (ii) terminate or cause the termination of the Commitment Letter or any Definitive Agreement. Eagle shall promptly deliver to Macaw copies of any proposed amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters and/or Definitive Agreements.

(c) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, (i) Eagle shall promptly notify Macaw in writing of such unavailability and the reason therefor and (ii) all Parties shall use their commercially reasonable efforts, and cause each of their respective Subsidiaries to use their commercially reasonable efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount equal to the portion of the Financing that has become unavailable and, without limiting the foregoing, shall use commercially reasonable efforts to cause such Alternative Financing not to include any modifications to the terms set forth in the Commitment Letter as of the date hereof (as amended, replaced, supplemented, terminated or modified in accordance with the terms hereof) or conditions to the consummation thereof that are different than those set forth in Commitment Letter as of the date hereof (as amended, replaced, supplemented, terminated or modified in accordance with the terms hereof). Eagle shall provide Macaw with prompt written notice of any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication received by Eagle from any Lender or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Eagle shall keep Macaw reasonably informed on a current basis of the status of its efforts to consummate the Financing.

(d) To the extent any Alternative Financing is obtained or any of the Financing is amended, replaced, supplemented, terminated, modified or waived, in each case pursuant to this Clause 7.8 and (as and to the extent required pursuant to this Clause 7.8) only after receiving the prior written consent of either Macaw or Eagle, as applicable, references to the “Financing,” “Financing Parties,” “Commitment Letter” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived. If Macaw obtains any Alternative Financing, the covenants set forth in this Clause 7.8 shall apply mutatis mutandis to Macaw with respect to such Alternative Financing and the covenants set forth in Clause 7.9 shall apply mutatis mutandis to Eagle with respect to such Alternative Financing.

(e) Notwithstanding anything to the contrary in this Agreement, Eagle’s breach of any of the covenants required to be performed by it under this Clause 7.8 shall not be considered in determining the satisfaction of the condition set forth in Clause 8.2(a), unless such breach is a Willful Breach and is the primary cause of Eagle being unable to obtain the proceeds of the Financing at Completion.

7.9	Macaw’s Financing Cooperation Covenant

(a) Macaw shall use its commercially reasonable efforts, and shall cause the Macaw Subsidiaries to use commercially reasonable efforts, and each of them shall use their commercially reasonable efforts to cause their respective Representatives to use their commercially reasonable efforts, to provide customary cooperation, to the extent reasonably requested by Eagle in writing, necessary for the arrangement of the Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Macaw or any of its Affiliates), including using commercially reasonable efforts to:

(i)

participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, at reasonable times and with reasonable advance notice, and in each case which may be virtual;

(ii)	to the extent required by the Financing, facilitate the pledging and perfection of security interests with respect to the collateral of Macaw, effective no earlier than the Merger Effective Time;

(iii)

furnish to Eagle (i) the Financing Information and (ii) such other historical financial information regarding Macaw as is customarily required in connection with the execution of financings of the same type as the Financing and reasonably requested by Eagle in writing in connection with the Financing;

(iv)

provide reasonable and customary assistance to Eagle and the Lenders in the preparation of customary offering documents, lender presentations, private placement memoranda, syndication memoranda, ratings agency presentations and other customary marketing material for the Financing;

(v)

at least three (3) business days prior to the Merger Effective Time, provide all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to Macaw or any of the Macaw Subsidiaries, in each case as reasonably requested by Eagle at least ten (10) business days prior to the Merger Effective Time;

(vi)	cooperate with Eagle to obtain customary corporate and facilities credit ratings;

(vii)	cooperate with the Lenders’ due diligence, to the extent customary and reasonable; and

(viii)	assist in the preparation of, and in the execution and delivery of, at Completion, Definitive Agreements.

(b) The foregoing notwithstanding, none of Macaw nor any of its Affiliates shall be required to take any action pursuant to this Clause 7.9 that would:

(i)

require Macaw or the Macaw Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that the Macaw will, to the extent otherwise required hereby, use commercially reasonable efforts to cause persons who will continue as officers or directors, as applicable, of Macaw or any of the Macaw Subsidiaries after the occurrence of Completion, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents in their capacities as such officers or directors, in each case which resolutions and documents are subject to and conditioned upon, and do not become effective until, the occurrence of Completion,

(ii)	cause any representation or warranty in this Agreement to be breached by Macaw or any of its Affiliates,

(iii)

require Macaw or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing or otherwise incur any obligation under any agreement, certificate, document or instrument (except to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of Completion),

(iv)	reasonably be expected to cause any director, officer, employee or stockholder of Macaw or any of its Affiliates to incur any personal liability,

(v)	reasonably be expected to conflict with the organizational documents of Macaw or any of its Affiliates or any Laws,

(vi)

reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Macaw or any of its Affiliates is a party,

(vii)

provide access to or disclose information that Macaw or any of its Affiliates reasonably determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Macaw or any of its Affiliates,

(viii)	require the delivery of any opinion of counsel,

(ix)

require Macaw to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice (excluding, for the avoidance of doubt, the Financing Information), or

(x)	require Macaw to prepare or deliver any Excluded Information.

Nothing contained in this Clause 7.9 or otherwise in this Agreement shall require Macaw or any of its Affiliates, prior to Completion, to be an issuer or other obligor with respect to any of the Financing.

(c) Notwithstanding anything to the contrary in this Agreement, Macaw’s breach of any of the covenants required to be performed by it under this Clause 7.9 shall not be considered in determining the satisfaction of the condition set forth in Clause 8.3(b)), unless such breach is a Willful Breach and is the primary cause of Eagle being unable to obtain the proceeds of the Financing at Completion.

(d) All non-public or otherwise confidential information regarding Macaw or any of its Affiliates obtained by Eagle or its representatives pursuant to this Clause 7.9 shall be kept confidential in accordance with the Confidentiality Agreement, except that Eagle shall be permitted to disclose such information to the Financing Parties, other potential sources of capital, rating agencies and prospective lenders during any syndication of the Financing or any Alternative Financing subject to the recipient entering into customary confidentiality undertakings for the benefit of Macaw with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

7.10	Treatment of Macaw Indebtedness

Macaw shall (or shall cause the applicable Macaw Subsidiaries to) (a) use commercially reasonable efforts to deliver to Eagle prior to the Merger Effective Time (and at least three (3) business days prior to the Merger Effective Time, drafts of) customary payoff letters or other customary evidence of the repayment, prepayment, redemption and/or satisfaction and discharge of the Macaw Existing Term Loan Credit Agreement, the Macaw Existing Indenture and, to the extent agreed by Macaw and Eagle, any other material indebtedness for borrowed money of the Macaw Group, in each case from the holders thereof or one or more trustees or other agents on their behalf, and to make arrangements for such holders, trustees or agents to deliver to Eagle, subject to the receipt of the applicable payoff amounts, releases of all related Liens and termination of all related guarantees at, and subject to the occurrence of, the Merger Effective Time and (b) facilitate the repayment, prepayment, redemption and/or satisfaction and discharge, as applicable, by the Surviving Corporation of such Indebtedness substantially concurrently with the Merger Effective Time (including by executing any such payoff documentation or related documents regarding the release of Liens or termination of guarantees).

7.11	Treatment of Eagle Indebtedness

Eagle shall (or shall cause the applicable Eagle Subsidiaries to) (a) use commercially reasonable efforts to deliver to Macaw prior to the Merger Effective Time (and at least three (3) business days prior to the Merger Effective Time, drafts of) customary payoff letters or other customary evidence of the repayment, prepayment, redemption and/or satisfaction and discharge of, to the extent agreed by Macaw and Eagle, any material indebtedness for borrowed money of the Eagle Group from the holders thereof or one or more trustees or other agents on their behalf, and to make arrangements for such holders, trustees or agents to deliver to Macaw, subject to the receipt of the applicable payoff amounts, releases of all related Liens and termination of all related guarantees at, and subject to the occurrence of, the Merger Effective Time and (b) facilitate the repayment, prepayment, redemption and/or satisfaction and discharge, as applicable, by the Surviving Corporation of such Indebtedness substantially concurrently with the Merger Effective Time (including by executing any such payoff documentation or related documents regarding the release of Liens or termination of guarantees). For the avoidance of doubt, nothing in this Clause 7.11 shall require Eagle or the applicable Eagle Subsidiaries to deliver any such payoff letters with respect to the Eagle Existing Credit Agreement or the Eagle Existing Indenture except as otherwise mutually agreed by Macaw and Eagle.

7.12	Rule 16b-3 Actions

Prior to the Merger Effective Time, Eagle shall take all such steps as may be reasonably necessary or advisable hereto to cause any disposition of Eagle Shares (including derivative securities with respect to Eagle Shares) resulting from the Transaction by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Eagle immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act. Prior to the Merger Effective Time, Macaw shall take all such steps as may be reasonably necessary or advisable hereto to cause any acquisitions of Macaw Shares (including derivative securities with respect to Macaw Shares) resulting from the Transaction by each individual who, may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Macaw to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13	Creation of Macaw Distributable Reserves

(a) Unless Eagle and Macaw otherwise agree in writing, (i) Eagle shall use its reasonable best efforts to submit to the vote of the Eagle Shareholders at the Eagle Special Meeting a resolution (the “Eagle Distributable Reserves Resolution”) to approve, on an advisory basis, subject to Completion, the creation of distributable reserves of Macaw (the “Macaw Distributable Reserves Creation”) in such amount and using such means as agreed between the Parties, acting in good faith, and (ii) Macaw shall use its reasonable best efforts to submit to the vote of the Macaw Shareholders at the EGM a resolution to approve the Macaw Distributable Reserves Creation (the “Macaw Distributable Reserves Resolution”).

(b) The Parties agree that none of the approval of the Eagle Distributable Reserves Resolution, the approval of the Macaw Distributable Reserves Resolution or the implementation of the Macaw Distributable Reserves Creation shall be a condition to the Parties’ obligation to effect the Transaction.

(c) Subject to approval of the Macaw Distributable Reserves Resolution by the Macaw Shareholders, Macaw shall, as promptly as reasonably practicable following Completion, prepare and file an application to the High Court for an order pursuant to the Act approving the Macaw Distributable Reserves Creation.

7.14	Generics Separation

From the date of this Agreement, each of Macaw and Eagle agrees to cooperate with the other Party and use its reasonable best efforts to prepare for, and to effect as promptly as practicable following the Completion, the separation of the combined businesses of the “Specialty Generics” reporting segment of Macaw and the “Generic Pharmaceuticals” reporting segment of Eagle, whether by spin-off, split-off sale or otherwise, from Macaw (after giving effect to the Completion), subject to approval of the Macaw Board following Completion (the “Generics Separation”). If the Post-Closing Macaw Board determines to implement the Generics Separation through a spin-off or split-off, it shall seek to maximize tax efficiency for Macaw and its Subsidiaries and all Macaw Shareholders, subject in all respects to applicable law, structuring limitations and commercial and financial considerations.

7.15	Merger Sub’s Obligations

Macaw agrees that, prior to the Merger Effective Time, it will (a) cause Merger Sub to perform its obligations under this Agreement in accordance with the terms hereof and (b) be responsible for any liability of Merger Sub under this Agreement.

7.16	Takeover Statutes

The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Transaction and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transaction may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Transaction.

7.17	Security Holder Litigation

Each of Eagle and Macaw shall provide prompt oral notice of any litigation brought by any shareholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors relating to this Agreement or any of the transactions contemplated by this Agreement. Each of Eagle and Macaw shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any such litigation, and no such settlement shall be agreed to without the other Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its affiliates or which imposes an injunction or other equitable relief after the Merger Effective Time upon Macaw or any of its affiliates (giving effect to the Completion). In the event of, and to the extent of, any conflict or overlap between the provisions of this Clause 7.17 and Clause 5.1, Clause 5.2 or Clause 7.2, the provisions of this Clause 7.17 shall control.

7.18	Director Resignations

Eagle shall use its reasonable best efforts to cause to be delivered to Macaw resignations, in form reasonably acceptable to Macaw, executed by each current member of the Eagle Board in office as of immediately prior to the Merger Effective Time and effective upon the Merger Effective Time.

7.19	Deregistration

Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to terminate the registration of the Eagle Shares under the Exchange Act, provided that such termination shall not be effective until after the Merger Effective Time. If the Surviving Corporation is reasonably likely to be required to file any reports in accordance with the Exchange Act prior to the first business day that is at least ten (10) days after the Completion Date, Eagle will deliver to Macaw at least five (5) business days prior to the Completion Date a substantially final draft of any such reports, which shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement made therein, in the light of the circumstances under which they were made, not misleading and shall comply in all material respects with the provisions of applicable Laws.

7.20	Post-Completion Restructuring

Immediately following the Completion, Macaw and Eagle shall, and shall cause their respective Subsidiaries to, take all actions as are required to transfer (whether by contribution, sale, disposition or other transfer) of some or all of the assets of Macaw and its Subsidiaries to Eagle and/or one or more of its Subsidiaries pursuant to reorganization actions and steps agreed by Macaw and Eagle, acting reasonably and in good faith.

7.21	Certain Structuring and Tax Matters

(a) Prior to the Completion, Eagle shall, and shall cause the Eagle Subsidiaries to, take the actions and implement the transactions set forth in Clause 7.21(a) of the Eagle Disclosure Schedule.

(b) Subject to the terms and conditions of this Agreement and except as (w) may be required by Law, (x) as contemplated by this Agreement, including Clause 7.14, (y) as undertaken pursuant to Clause 7.20 or Clause 7.21(a) or (z) actions in furtherance of the Generics Separation, until the completion of the Generics Separation, each Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to maintain the separate existence and corporate separateness of the legal entities that comprise (A) in the case of Macaw, the Macaw Generics Business from Macaw’s other legal entities that do not comprise the Macaw Generics Business (or, following the Completion, the Eagle Generics Business) and, following the Completion, Eagle’s legal entities that do not comprise the Macaw Generics Business or the Eagle Generics Business and (B) in the case of Eagle, the Eagle Generics Business from Eagle’s other legal entities, in each case of (A) and (B), in a manner that is consistent in all material respects with the manner in which Macaw or Eagle, as applicable, currently maintain such separate existence and corporate separateness, including by using commercially reasonable efforts (x) to operate such legal entities that constitute the Macaw Generics Business or the Eagle Generics Business, as applicable, separate from Macaw, Eagle or any other Subsidiary of Macaw or Eagle (as applicable) that do not comprise the Macaw Generics Business or the Eagle Generics Business, as applicable, to maintain separate books, records and accounts, to comply with necessary organizational formalities to maintain their separate existence, and (y) to hold out to other persons their identities as legal entities separate from any of Macaw, Eagle or any other Subsidiary of Macaw or Eagle (as applicable) that do not comprise the Macaw Generics Business or the Eagle Generics Business, as applicable, in each case of (x) and (y), in a manner that is consistent in all material respects with the manner in which Macaw or Eagle, as applicable, currently undertake such actions (it being understood, for the avoidance of doubt, that the foregoing shall not require the taking of actions inconsistent with the fact that such entities remain Subsidiaries of Macaw or Eagle, as applicable). Notwithstanding anything to the contrary in this Agreement, any Party’s breach of any of the covenants required to be performed by it under this Clause 7.21(b) shall not be considered in determining the satisfaction of the condition set forth in Clause 8.3(b) or Clause 8.2(b), as applicable), unless such breach is a Willful Breach.

7.22	Amended Macaw Constitution

Macaw and Eagle shall act reasonably and in good faith to finalize, as promptly as practicable after the date of this Agreement and in any event prior to the initial filing of the Registration Statement, the Macaw Scheme Constitution and the Amended Macaw Constitution, which, in the case of the Amended Macaw Constitution, shall be in customary form for an Irish public limited company listed on the NYSE.

7.23	Eagle’s Obligations under Eagle Existing Credit Agreement

Eagle and the Eagle Subsidiaries shall not fail to pay any principal of any Loan (as defined in the Eagle Existing Credit Agreement) or any reimbursement obligation in respect of any LC Disbursement (as defined in the Eagle Existing Credit Agreement) when and as the same shall become due and payable under the Eagle Existing Credit Agreement, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise.

8.	COMPLETION

8.1	Conditions to Each Party’s Obligations

(a) Each of the Macaw Articles Amendment and the Merger will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such later date as Macaw and Eagle may agree in writing and (if required) the High Court may allow).

(b) The Scheme will be conditional upon:

(i) the approval of the Scheme by a majority in number of members of each class of Macaw Shareholders (including as may be directed by the High Court pursuant to Section 450(5) of the Act) present and voting either in person or by proxy at each Court Meeting (or at any adjournment or postponement of such meeting) held no later than the End Date representing, at the Voting Record Time (as defined in the Scheme), at least 75% in value of the Macaw Shares held by such Macaw Shareholders who are members of that class and are present and voting either in person or by proxy;

(ii) the EGM Resolutions being duly passed by the requisite majorities of Macaw Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting) held no later than the End Date;

(iii) the sanction by the High Court (without material modification) of the Scheme pursuant to Section 453 of the Act on or before the End Date (the date on which the condition in this Clause 8.1(b)(iii) is satisfied, the “Sanction Date”); and

(iv) a copy of the Court Order having been delivered for registration to the Registrar of Companies within twenty-one (21) days of the Sanction Date.

(c) Each of the Macaw Articles Amendment and the Merger will also be conditional upon the following matters having been satisfied or, in the sole discretion of both Parties, waived:

(i) each of the Macaw Shareholder Approval and the Eagle Shareholder Approval having been obtained;

(ii) the Registration Statement shall have become effective in accordance with the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall be pending or threatened by the SEC;

(iii) all required Clearances under the HSR Act and the Antitrust Laws set forth in Clause 8.1(c)(iii) of the Macaw Disclosure Schedule shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Transaction; and

(iv) (A) no statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Transaction, and (B) there shall not be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Transaction.

(d) The Merger will also be conditional upon the Amended Macaw Constitution becoming effective.

8.2	Conditions to Obligations of the Macaw Parties

The obligations of the Macaw Parties to effect each of the Macaw Articles Amendment and the Merger are also subject to the satisfaction or waiver (in writing) by Macaw in its sole discretion of each of the following conditions on or before the Sanction Date:

(a) (i) The representations and warranties of Eagle set forth in Clause 6.1(b)(i) and Clause 6.1(b)(ii) shall be true and correct (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Sanction Date as if made on and as of the Sanction Date (except that the representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date), (ii) the representations and warranties of Eagle set forth in Clause 6.1(a)(i), Clause 6.1(b)(iii), Clauses 6.1(c)(i), (ii) and (iii), Clause 6.1(u) and Clause 6.1(z) shall be true and correct in all material respects as of the date of this Agreement and as of the Sanction Date as if made on and as of the Sanction Date (except that the representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date), (iii) the representations and warranties of Eagle set forth in Clause 6.1(j)(i) shall be true and correct in all respects as of the date of this Agreement and as of the Sanction Date as if made on and as of the Sanction Date and (iv) each of the other representations and warranties of Eagle set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Sanction Date as though made on and as of the Sanction Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Eagle Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect;

(b) Eagle shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Sanction Date; and

(c) Macaw shall have received a certificate signed on behalf of Eagle by a duly authorized executive officer of Eagle and dated as of the Sanction Date stating that the conditions set forth in Clause 8.2(a) and Clause 8.2(a) have been satisfied.

8.3	Conditions to Obligations of Eagle

The obligations of Eagle to effect the Merger are also subject to the satisfaction or waiver (in writing) by Eagle in its sole discretion of each of the following conditions on or before the Sanction Date:

(a) (i) the representations and warranties of Macaw set forth in Clause 6.2(b)(i) and Clause 6.2(b)(ii) shall be true and correct (except for any de minimis inaccuracies) as of the date of this Agreement and as of the Sanction Date as if made on and as of the Sanction Date (except that the representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date), (ii) the representations and warranties of Macaw set forth in Clause 6.2(a)(i), Clause 6.2(b)(iii), Clauses 6.2(c)(i), (ii) and (iii) and Clause 6.2(t) shall be true and correct in all material respects as of the date of this Agreement and as of the Sanction Date as if made on and as of the Sanction Date (except that the representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date), (iii) the representations and warranties of Macaw set forth in Clause 6.2(j)(i) shall be true and correct in all respects as of the date of this Agreement and as of the Sanction Date as if made on and as of the Sanction Date and (iv) each of the other representations and warranties of Macaw set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Sanction Date as though made on and as of the Sanction Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Macaw Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Macaw Material Adverse Effect;

(b) the Macaw Parties shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Sanction Date; and

(c) Eagle shall have received a certificate signed on behalf of Macaw by a duly authorized executive officer of Macaw and dated as of the Sanction Date stating that the conditions set forth in Clause 8.3(a) and Clause 8.3(b) have been satisfied.

8.4	Completion

(a)	Completion Date:

(i) Completion shall take place on a date to be agreed between the Parties, such date to be as promptly as reasonably practicable following, but not later than the third (3rd) business day after, the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (“Completion Date”) (other than those Conditions that by their nature can only be satisfied at the Completion Date (including the Condition set forth in Clause 8.1(b)(iv)) (but subject to the satisfaction or, in the sole discretion of the applicable Party, waiver of such Conditions at the Completion Date)), or at such other date and/or time as may be mutually agreed to by Macaw and Eagle in writing, it being agreed that, if reasonably practicable, Completion shall take place on the date that

Clause 8.1(b)(iii) is satisfied; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (other than (a) those conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)), then Macaw shall schedule the hearing to sanction the Scheme as promptly as practicable after the earlier to occur of (x) a date during the Marketing Period specified by Eagle on notice to Macaw and (y) three business days (or such shorter period as Eagle may specify on notice to Macaw) after the final day of the Marketing Period (subject, in the case of each of (x) and (y), to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (other than (a) those conditions that by their nature can only be satisfied on the Sanction Date (including Clause 8.1(b)(iii)), but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in Clause 8.1(a), Clause 8.1(b)(iv) and Clause 8.1(d)).

(ii) Completion shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 or at such other place as may be mutually agreed to by the Parties in writing.

(b) On or prior to Completion, Macaw shall cause a meeting of the Macaw Board (or a duly authorized committee thereof) to be held at which resolutions are passed (conditional on Completion) approving:

(i) the resignation or removal of certain Macaw directors as contemplated by Clause 7.6(a);

(ii) the appointment of such persons contemplated by Clause 7.6(a) as Macaw directors; and

(iii) the allotment and issue of the aggregate Per Share Stock Consideration pursuant to the Merger and this Agreement.

(c) Subject to and in accordance with the terms and conditions of the Scheme, Macaw shall:

(i) on or substantially concurrently with the Completion (or in the case of a Conditional Scheme, prior to Completion), cause a copy of the Court Order and Macaw Scheme Constitution to be delivered to the Registrar of Companies and shall cause a copy to be provided to Eagle as promptly as reasonably practicable following Macaw’s receipt thereof; and

(ii) on or substantially concurrently with the Completion, cause a copy of the Amended Macaw Constitution to be delivered to the Registrar of Companies.

8.5	[Intentionally Omitted]

8.6	Merger

(a) Completion of Merger. On Completion and in accordance with the DGCL, the Limited Liability Company Act of the State of Delaware (the “LLC Act”) and the conditions set forth in this Agreement, Merger Sub shall be merged with and into Eagle at the Merger Effective Time. Following the Merger, the separate existence of Merger Sub shall cease, with Eagle continuing as the surviving corporation (the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a wholly owned Macaw Subsidiary.

(b) Merger Effective Time. Subject to the provisions of this Agreement, the Parties will cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and make any other filings, recordings or publications required to be made by Eagle or Merger Sub under the DGCL and the LLC Act in connection with the Merger. The Merger shall become effective on the Completion Date at such time the Certificate of Merger is duly filed with the DSOS, or at such other date and time as shall be agreed to by Macaw and Eagle and specified in the Certificate of Merger; provided that in no event shall the Merger be effective prior to the effectiveness of the Macaw Articles Amendment (the time the Merger becomes effective being the “Merger Effective Time”).

(c) Effects of the Merger. At and after the Merger Effective Time, the Merger will have the effects set forth in the Certificate of Merger, the DGCL and the LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, the separate existence of Merger Sub shall cease and all the property, rights, privileges, powers and franchises of Eagle and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Eagle and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(d) Governing Documents. At the Merger Effective Time, the Eagle Charter and the Eagle Bylaws shall be amended and restated in their entirety to read as set forth on Exhibit A and Exhibit B, respectively, and as so amended, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(e) Officers and Directors. From and after the Merger Effective Time, (i) the officers of Merger Sub immediately before the Merger Effective Time shall be the officers of the Surviving Corporation from and after the Merger Effective Time and (ii) the persons designated by Macaw prior to the Merger Effective Time shall be the directors of the Surviving Corporation from and after the Merger Effective Time.

(f) Effect on Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

(i) Treatment of Eagle Common Stock. Except as provided in Clause (g)(vii)(A), each Eagle Share issued and outstanding immediately prior to the Merger Effective Time (other than Eagle Shares to be cancelled pursuant to Clause 8.6(f)(ii)), and all rights in respect thereof, shall be cancelled and automatically converted into and become the right to receive the following consideration (collectively, the “Merger Consideration”), without interest: (A) the Per Share Base Cash Consideration, (B) the Per Share Eagle Funded Cash Consideration, (C) the Per Share Stock Consideration and (D) any cash in lieu of Fractional Entitlements due to an Eagle Shareholder, subject to Clause 8.6(g)(viii). From and after the Merger Effective Time, all such Eagle Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of Eagle Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Eagle Shares in accordance with Clause 8.6(g).

(ii) Cancellation of Eagle Company Stock. All Eagle Shares owned by Eagle, any Eagle Subsidiary, Macaw, Merger Sub or any of their respective Subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Treatment of Merger Sub LLC Interests. The limited liability company interests of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and in exchange for the cancellation of such limited liability company interests, the Surviving Corporation shall issue one fully paid and non-assessable share of common stock of the Surviving Corporation.

(g)	Exchange of Certificates and Book-Entry Shares.

(i) Exchange Agent. At or immediately after the Merger Effective Time, (x) Macaw shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of Eagle Shareholders, (A) evidence of Macaw Shares issuable pursuant to Clause 8.6(f)(i) in book-entry form equal to the aggregate Per Share Stock Consideration, and (B) cash in immediately available funds in an amount sufficient to pay the aggregate Per Share Base Cash Consideration, any cash required to be paid pursuant to Clause 8.6(g)(viii) and any dividends under Clause 8.6(g)(vi) and (y) Eagle shall deposit (or cause to be deposited) with the Exchange Agent, for the benefit of Eagle Shareholders, cash in immediately available funds in an amount sufficient to pay the aggregate Per Share Eagle Funded Cash Consideration. All shares and cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Eagle Exchange Fund.” In the event that the Eagle Exchange Fund shall be insufficient to pay the cash required under Clause 8.6(g)(vi), Macaw shall promptly deposit, or cause to be promptly deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment (provided that, to the extent such deficiency is in respect of the aggregate Per Share Eagle Funded Cash Consideration, Eagle shall promptly deposit, or cause to be promptly deposited, additional funds with the Exchange Agent in an amount which is equal to such deficiency). Macaw shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on Eagle Shares in accordance with Clause 8.6(g)(vi) out of the Eagle Exchange Fund in accordance with this Agreement. The Eagle Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Eagle Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Macaw; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Eagle Certificates or Eagle Book-Entry Shares pursuant to this Clause 8.6. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation on the earlier of (x) one (1) year after the Merger Effective Time or (y) the full payment of the Eagle Exchange Fund.

(ii) Exchange Procedures.

(A) Promptly after the Merger Effective Time, Macaw shall cause the Surviving Corporation to cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Merger Effective Time represented outstanding Eagle Shares (the “Eagle Certificates”) or non-certificated Eagle Shares represented by book-entry (“Eagle Book-Entry Shares”) and whose Eagle Shares were converted pursuant to Clause 8.6(f) into the right to receive the Merger Consideration (1) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Eagle Certificates shall pass, only upon delivery of the Eagle Certificates to the Exchange Agent or, in the case of Eagle Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and shall be in such form and have such other provisions as Macaw may reasonably specify and (2) instructions for use in effecting the surrender of the Eagle Certificates (or affidavits of loss in lieu thereof) and Eagle Book-Entry Shares, as applicable, in exchange for payment of the Merger Consideration therefor.

(B) Upon surrender of Eagle Certificates (or affidavits of loss in lieu thereof) or Eagle Book-Entry Shares (as applicable) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Eagle Certificates or Eagle Book-Entry Shares (as applicable) shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of Clause 8.6(f)(i), and any amounts that such holder has the right to receive pursuant to Clause 8.6(g)(vi) for each Eagle Share formerly represented by such Eagle Certificate or Eagle Book-Entry Share, to be mailed within five (5) business days after the later to occur of (x) the Merger Effective Time and (y) the Exchange Agent’s receipt of such Eagle Certificate (or affidavit of loss thereof) or Eagle Book-Entry Share, and the Eagle Certificate (or affidavit of loss thereof) or Eagle Book-Entry Share so surrendered shall be forthwith cancelled.

(C) The Exchange Agent shall accept such Eagle Certificates (or affidavits of loss in lieu thereof) or Eagle Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange agent practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Eagle Certificate is registered, it shall be a condition precedent of payment that (1) the Eagle Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (2) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Eagle Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Eagle Book-Entry Shares shall only be made to the Person in whose name such Eagle Book-Entry Shares are registered. Until surrendered as contemplated by this Clause 8.6(g), each Eagle Certificate and Eagle Book-Entry Share shall be deemed at any time after the Merger Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Clause 8.6(g), and any dividends or other distributions on Macaw Shares in accordance with Clause 8.6(g)(vi), without interest thereon.

(iii) Transfer Books; No Further Ownership Rights in Eagle Shares. At the Merger Effective Time, the stock transfer books of Eagle shall be closed and thereafter there shall be no further registration of transfers of Eagle Shares on the records of Eagle. From and after the Merger Effective Time, the holders of Eagle Certificates or Eagle Book-Entry Shares outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such Eagle Shares except as otherwise provided for herein or by applicable Law. If, after the Merger Effective Time, Eagle Certificates or Eagle Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(iv) Termination of Eagle Exchange Fund; No Liability. At any time following twelve (12) months after the Merger Effective Time, Macaw shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Eagle Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Eagle Certificates or Eagle Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and Macaw (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration, and any dividends or other distributions on Eagle Shares in accordance with Clause 8.6(g)(vi), payable upon due surrender of their Eagle Certificates or Eagle Book-Entry Shares and compliance with the procedures in this Clause 8.6(g), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Macaw or the Exchange Agent shall be liable to any holder of an Eagle Certificate or Eagle Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(v) Lost, Stolen or Destroyed Certificates. In the event that any Eagle Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Eagle Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Clause 8.6(f), and any dividends or other distributions on Macaw Shares in accordance with Clause 8.6(g)(vi).

(vi) Dividends or Distributions with Respect to Macaw Shares. No dividends or other distributions with respect to Macaw Shares with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Eagle Certificate or Eagle Book-Entry Share with respect to the Macaw Shares issuable hereunder, and all such dividends and other distributions shall be paid by Macaw to the Exchange Agent and shall be included in the Eagle Exchange Fund, in each case until the surrender of such Eagle Certificate or Eagle Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Eagle Certificate or Eagle Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (A) the amount of dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such Macaw Shares to which such holder is entitled pursuant to this Agreement and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Macaw Shares.

(vii) Dissenter’s Rights.

(A) Notwithstanding anything in this Agreement to the contrary, Eagle Shares issued and outstanding immediately prior to the Merger Effective Time and held by a holder of record who did not vote in favor of the approval and adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such Eagle Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Dissenting Rights”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Clause 8.6(f), but instead at the Merger Effective Time shall be converted into the right to receive payment of the fair value of such Eagle Shares in accordance with the Dissenting Rights (it being understood and acknowledged that, at the Merger Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by the Dissenting Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Dissenting Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Merger Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration (less any applicable withholding Tax). “Proposed Dissenting Shares” means Eagle Shares whose holders provide demands for fair value to Eagle prior to the Eagle Special Meeting and do not vote in favor of the approval and adoption of this Agreement, in each case in accordance with the Dissenting Rights.

(B) Eagle shall give prompt notice to Macaw of any demands received by Eagle for fair value of any Eagle Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by Eagle relating to Dissenting Rights, and Macaw shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Merger Effective Time, Eagle shall not, without the prior written consent of Macaw, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(viii) Fractional Entitlements. No fractions of Macaw Shares (the “Fractional Entitlements”) shall be issued by Macaw in connection with the Merger, no dividends or distributions of Macaw shall relate to such Fractional Entitlements, no certificates or book-entry positions for any such Fractional Entitlements shall be issued, and such Fractional Entitlements shall not entitle the owner thereof to vote or to any rights as a shareholder of Macaw. Notwithstanding any other provision of this Agreement, each holder of Eagle Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a Fractional Entitlement shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of the fraction constituting such Fractional Entitlement and the fair market value of a Macaw Share as determined by the Post-Closing Macaw Board in good faith. The Parties acknowledge and agree that, for U.S. federal income tax purposes, to the extent that the payments contemplated by this Clause 8.6(g)(viii) are made, such payments shall be treated in the same manner as the receipt by the Eagle Shareholders of the Per Share Tax Base Cash Consideration.

8.7	Withholding

Subject to Clause 7.5(e) and Clause 7.5(f), Macaw, Eagle, Merger Sub, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent with respect to any payment made pursuant to this Agreement shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted or withheld with respect to such payment under the Code or any other applicable provisions of state, local or non-U.S. Tax Law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. For the avoidance of doubt, to the extent that any such deduction or withholding must be satisfied by withholding of Macaw Shares (due to insufficient cash being available), the relevant withholding agent shall be permitted to withhold such Macaw Shares and sell such Macaw Shares on behalf of the applicable Person for cash to be remitted to the relevant Tax Authority.

9.	TERMINATION

9.1	Termination

(a) This Agreement may be terminated at any time prior to the Merger Effective Time as follows:

(i) by either Eagle or Macaw, if:

(A) (x) any Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions (excluding the Macaw Distributable Reserves Resolution), as applicable, shall not have been approved by the requisite majorities and (y) the Eagle Special Meeting shall have been completed; or

(B) (x) the Eagle Special Meeting shall have been completed and the Eagle Shareholder Approval shall not have been obtained and (y) the Court Meeting and the EGM (in the case of the EGM, solely to the extent the Court Meeting Resolution has been approved by the requisite majorities) shall have been completed shall have been completed;

(ii) by either Eagle or Macaw, if the Merger Effective Time shall not have occurred by 5:00 p.m. on the End Date; provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(ii) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of the failure of the Merger Effective Time to have occurred by such time;

(iii) by either Eagle or Macaw, if the High Court declines or refuses to sanction the Scheme, unless both Parties agree in writing that the decision of the High Court shall be appealed (provided that an adjournment or postponement by the High Court of a sanction hearing shall not constitute a declination or refusal by the High Court to sanction the Scheme);

(iv) by either Eagle or Macaw, if any injunction, restraint or prohibition shall have been enacted or entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction and such injunction, restraint or prohibition shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(iv) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of such injunction, restraint or prohibition;

(v) by Eagle, if any Macaw Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement or if any of its representations or warranties set forth in this Agreement are inaccurate, which breach, failure to perform or inaccuracy (A) would result in the conditions in Clause 8.1 or Clause 8.3 not being satisfied and (B) is not reasonably capable of being cured by the End Date or, if curable, Eagle shall have given Macaw written notice stating Eagle’s intention to terminate this Agreement pursuant to this Clause 9.1(a)(v) and the basis for such termination and such breach, failure to perform or inaccuracy shall not have been cured by the earlier of (x) thirty (30) days following the delivery of such written notice and (y) three (3) business days before the End Date; provided that this Agreement may not be terminated pursuant to this Clause 9.1(a)(v) by Eagle if Eagle is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Macaw would have the right to terminate this Agreement pursuant to Clause 9.1(a)(vi);

(vi) by Macaw, if Eagle shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement or if any of its representations or warranties set forth in this Agreement are inaccurate, which breach, failure to perform or inaccuracy (A) would result in the conditions in Clause 8.1 or Clause 8.2 not being satisfied and (B) is not reasonably capable of being cured by the End Date or, if curable, Macaw shall have given Eagle written notice stating Macaw’s intention to terminate this Agreement pursuant to this Clause 9.1(a)(vi) and the basis for such termination and such breach, failure to perform or inaccuracy shall not have been cured by the earlier of (x) thirty (30) days following the delivery of such written notice and (y) three (3) business days before the End Date; provided that this Agreement may not be terminated pursuant to this Clause 9.1(a)(vi) by Macaw if any Macaw Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Eagle would have the right to terminate this Agreement pursuant to Clause 9.1(a)(v);

(vii) by Macaw, in the event that (A) the Eagle Board shall have effected an Eagle Change of Recommendation prior to the receipt of the Eagle Shareholder Approval or (B) there has been a Willful Breach by Eagle of any of the provisions set forth in Clause 5.3;

(viii) by Eagle, in the event that (A) the Macaw Board shall have effected a Macaw Change of Recommendation prior to the receipt of the Macaw Shareholder Approval or (B) there has been a Willful Breach by Macaw of any of the provisions set forth in Clause 5.4; or

(ix) by mutual written consent of Eagle and Macaw.

(b) In the event of the valid termination of this Agreement in accordance with Clause 9.1(a), written notice shall be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of the Parties, except that the Confidentiality Agreement, the last sentence of Clause 7.9(b), Clause 7.9(c), this Clause 9.1(b), Clause 9.2, Clause 10 (other than Clause 10.1, Clause 10.5, the first sentence of Clause 10.9(a) and Clause 10.11) of this Agreement shall survive such termination, and continue in full force and effect, notwithstanding its termination; provided, however, that nothing herein shall relieve any Party from liability for actual and intentional fraud or a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

9.2	Certain Effects of Termination

(a)	Eagle Termination Amounts:

(i) If (A) Macaw or Eagle terminates this Agreement pursuant to Clause 9.1(a)(i)(B), Clause 9.1(a)(ii) or Clause 9.1(a)(vi), (B) an Eagle Competing Proposal shall have been communicated to the Eagle Board or publicly disclosed and not withdrawn without qualification (publicly, in the event that such Eagle Competing Proposal was publicly disclosed) at least four (4) business days prior to (i) the Eagle Special Meeting (in the case of termination pursuant to Clause 9.1(a)(i)(B)), (ii) the applicable breach (in the case of termination pursuant to Clause 9.1(a)(vi)) or (iii) the End Date (in the case of termination pursuant to Clause 9.1(a)(ii)), and (C) within twelve (12) months of such termination, an Eagle Competing Proposal is consummated or Eagle enters into a definitive agreement providing for an Eagle Competing Proposal, Eagle shall thereupon pay or cause to be paid to Macaw (or a designated Macaw Subsidiary as appropriate) an amount of $83 million in cash (such payment, the “Eagle Termination Amount”). Solely for purposes of this Clause 9.2(a)(i) the term “Eagle Competing Proposal” shall have the meaning assigned to that term in Clause 1.1, except that all references to “twenty percent (20%)” therein shall be deemed to be references to “fifty percent (50%)”.

(ii) If Macaw or Eagle terminates this Agreement pursuant to Clause 9.1(a)(i)(B) and prior to such termination the Court Meeting Resolution and the EGM Resolutions (excluding the Macaw Distributable Reserves Resolution) have been approved, within one (1) business day after such termination, Eagle (or an Eagle Subsidiary as appropriate) shall pay or cause to be paid to Macaw (or a designated Macaw Subsidiary, as appropriate) an amount of $31.9 million in cash (the “Eagle No Vote Termination Amount”). The Eagle No Vote Termination Amount shall be credited towards any subsequent Eagle Termination Amount.

(iii) If Macaw terminates this Agreement pursuant to Clause 9.1(a)(vii) (or either Macaw or Eagle terminates this Agreement pursuant to any other sub-clause of Clause 9.1 at a time when this Agreement may be terminated by Macaw pursuant to Clause 9.1(a)(vii)), within one (1) business day after such termination, Eagle (or an Eagle Subsidiary as appropriate) shall pay or cause to be paid to Macaw (or a designated Macaw Subsidiary, as appropriate) the Eagle Termination Amount.

(iv) In the event that any amount is payable by Eagle pursuant to the preceding Clauses 9.2(a)(i)–(iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Macaw (or a designated Macaw Subsidiary as appropriate). For the avoidance of doubt, in no event shall Eagle be obligated to pay the Eagle Termination Amount or Eagle No Vote Termination Amount on more than one occasion.

(b)	Macaw Termination Amounts:

(i) If (A) Macaw or Eagle terminates this Agreement pursuant to Clause 9.1(a)(i)(A), Clause 9.1(a)(ii) or Clause 9.1(a)(v), (B) a Macaw Competing Proposal shall have been communicated to the Macaw Board or publicly disclosed and not withdrawn without qualification (publicly, in the event that such Macaw Competing Proposal was publicly disclosed) at least four (4) business days prior to (i) the earlier of the EGM and the Court Meetings (in the case of termination pursuant to Clause 9.1(a)(i)(A)), (ii) the applicable breach (in the case of termination pursuant to Clause 9.1(a)(v)) or (iii) the End Date (in the case of termination pursuant to Clause 9.1(a)(ii)), and (C) within twelve (12) months of such termination, a Macaw Competing Proposal is consummated or Macaw enters into a definitive agreement providing for a Macaw Competing Proposal, Macaw (or a Macaw Subsidiary as appropriate) shall thereupon pay or cause to be paid to Eagle an amount of $80.2 million in cash (such payment, the “Macaw Termination Amount”). Solely for purposes of this Clause 9.2(b)(i), the term “Macaw Competing Proposal” shall have the meaning assigned to that term in Clause 1.1, except that all references to “twenty percent (20%)” therein shall be deemed to be references to “fifty percent (50%)”.

(ii) If Macaw or Eagle terminates this Agreement pursuant to Clause 9.1(a)(i)(A) and the Eagle Shareholder Approval has been obtained, within one (1) business day after such termination, Macaw (or a Macaw Subsidiary as appropriate) shall pay or cause to be paid to Eagle (or a designated Eagle Subsidiary, as appropriate) an amount of $30.8 million in cash (the “Macaw No Vote Termination Amount” and, together with the Eagle Termination Amount, the Eagle No Vote Termination Amount and the Macaw Termination Amount, the “Termination Amounts”). The Macaw No Vote Termination Amount shall be credited towards any subsequent Macaw Termination Amount.

(iii) If Eagle terminates this Agreement pursuant to Clause 9.1(a)(viii) (or either Macaw or Eagle terminates this Agreement pursuant to any other sub-clause of Clause 9.1 at a time when this Agreement may be terminated by Eagle pursuant to Clause 9.1(a)(viii)), within one (1) business day after such termination, Macaw (or a Macaw Subsidiary as appropriate) shall pay or cause to be paid to Eagle (or a designated Eagle Subsidiary, as appropriate) the Macaw Termination Amount.

(iv) In the event that any amount is payable by Macaw (or a Macaw Subsidiary) pursuant to the preceding Clauses 9.2(b)(i)–(iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Eagle. For the avoidance of doubt, in no event shall Macaw (or a Macaw Subsidiary) be obligated to pay the Macaw Termination Amount or Macaw No Vote Termination Amount on more than one occasion.

(c) Each of the Parties acknowledges that the agreements contained in this Clause 9.2 are an integral part of the Transaction and that (i) each of the Eagle Termination Amount and the Eagle No Vote Termination Amount is not a penalty, but rather is a reasonable amount that will compensate the Macaw Group in the circumstances in which the Eagle Termination Amount or the Eagle No Vote Termination Amount, as applicable, is payable for the costs (direct and indirect) incurred by the Macaw Group and operational impact and profit-making opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, and (ii) each of the Macaw Termination Amount and the Macaw No Vote Termination Amount is not a penalty, but rather is a reasonable amount that will compensate the Eagle Group in the circumstances in which the Macaw Termination Amount or the Macaw No Vote Termination Amount, as applicable, is payable for the costs (direct and indirect) incurred by the Eagle Group and efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, each of which amounts would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, except in the case of actual and intentional fraud or Willful Breach, (A) upon payment of the Eagle Termination Amount or the Eagle No Vote Termination Amount (and any amount in respect of VAT if applicable) pursuant to this Clause 9.2, none of Eagle, any of the Eagle Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (B) upon payment of the Macaw Termination Amount or the Macaw No Vote Termination Amount pursuant to this Clause 9.2, none of Macaw, any of the Macaw Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything to the contrary, nothing in this Agreement (including Clause 9.1(b) and this Clause 9.2) shall in any way limit the provisions of Clause 10.7.

(d) VAT on the Termination Amounts:

(i) Each of the Parties intend that any payment in respect of the Termination Amounts, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, each of Parties shall, and shall procure that the representative member of any VAT group of which it is a member shall (i) use reasonable best efforts to secure that any amounts payable in respect of the Termination Amounts under this Clause 9.2 will not be subject to any VAT and (ii) pay the full amount of any such Termination Amounts for which they are liable free and clear of any deduction or adjustment pursuant to the following Clause 9.2(d)(ii).

(ii) If:

(A)

a Tax Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Termination Amounts constitutes all or part of the consideration for a supply made for VAT purposes in respect of which the recipient of the sum (or the representative member of the VAT group of which the recipient of the sum is a member) is liable to account for VAT, to the extent that such VAT is recoverable by the payor of the sum (or the representative member of the VAT group of which the payor is a member) by way of repayment or credit as input VAT, the amount of the sum shall be increased to such amount so that the amount of the sum (including any amount in respect of VAT), less the amount of such repayment or credit in respect of input VAT equals the amount of the sum had no such VAT arisen; for the avoidance of doubt if and to the extent that such VAT is Irrecoverable VAT as respects the payor (or the representative member of the VAT group of which the payor is a member) then no additional amount shall to that extent be paid in respect of such VAT and the sum shall, to that extent, be deemed for the purposes of this Agreement to be VAT inclusive; and

(B)

a Tax Authority (or, following an appeal to a court or tribunal, such court or tribunal) finally determines that any payment of the Termination Amounts constitutes all or part of the consideration for a supply made for VAT purposes in respect of which the payor of the sum (or the representative member of the VAT group of which the payor is a party) is liable to account for VAT under the reverse charge mechanism, then to the extent that any VAT chargeable on the supply is Irrecoverable VAT as respects such payor (or the representative member of the VAT group of which the payor is a member) by way of repayment or credit as input VAT, the amount of the sum shall be reduced to such amount so that the aggregate of the sum (as so reduced) and such Irrecoverable VAT (and any applicable interest and penalties) equals the amount of the sum had no such Irrecoverable VAT arisen.

(iii)

Such adjusting payment as may be required between the Parties to give effect to this Clause 9.2(d)(ii) shall be made ten Business Days after the date on which the determination by the Tax Authority (or court or tribunal, as the case may be) has been communicated to either party (and such party shall, if applicable, notify the party required to make the adjusting payment pursuant to Clause 9.2(d)(ii) within five Business Days of receiving notice of such determination) (together with such evidence of it as it is reasonable in the circumstances to provide and, together with the provision of a valid VAT invoice, where applicable)) or, if later, five Business Days (y) in the case of Clause 9.2(d)(ii)(A) after the date on which the VAT is recovered or (z) in the case of Clause 9.2(d)(ii)(B) before the date on which the Irrecoverable VAT is required to be accounted for (taking into account any applicable extensions of time), provided that in the case of Clause 9.2(d)(ii)(B) the Party making the adjusting payment has been given written notice of such date not less than fifteen Business Days before

(iv) A Party making any payment in respect of the Termination Amounts shall (or shall procure that the representative member of the VAT group of which such party is a member shall) use its reasonable best efforts to obtain any available repayment or credit in respect of VAT (as referred to in this Clause 9.2(d)(iv)) and for the purposes of this Clause 9.2(d)(iv) the extent of such repayment or credit shall be determined by such Party, or the relevant representative member of the VAT group, acting reasonably.

(v) If, and to the extent, an Eagle Termination Amount or Eagle No Vote Termination Amount becomes payable, Eagle shall use commercially reasonable efforts to cooperate with Macaw to provide such factual information reasonably available to Eagle (and that Eagle is legally permitted to provide) as may be reasonably requested by Macaw to enable Macaw to determine (i) whether Eagle is carrying on an economic activity for VAT purposes at the time such Eagle Termination Amount or Eagle No Vote Termination Amount becomes payable; and (ii) from which establishment Eagle is exercising its rights and obligations under this Agreement for VAT purposes.

10.	GENERAL

10.1	Announcements

Subject to the requirements of applicable Law, so long as this Agreement is in effect, the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal public announcement which either Party may make primarily regarding the Macaw Articles Amendment, the Scheme, the Merger or this Agreement, and no Party nor any of their respective affiliates shall issue or cause the publication of any public announcement or press release without the prior consent of the other Parties, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or cause the publication of any press release or other public announcement regarding the Macaw Articles Amendment, the Scheme, the Merger or this

Agreement, in which case such Party shall, to the extent legally permissible, provide a reasonable opportunity to review and comment upon any such public announcement or press release and shall consider in good faith any comments received. For the avoidance of doubt, this Clause 10.1 (a) shall not require Eagle to provide any such review or comment to Macaw in connection with the receipt or existence of an Eagle Competing Proposal or Eagle Superior Proposal or an Eagle Change of Recommendation or matters related thereto, (b) shall not require Macaw to provide any such review or comment to Eagle in connection with the receipt or existence of a Macaw Competing Proposal or Macaw Superior Proposal or a Macaw Change of Recommendation or matters related thereto and (c) shall not prohibit a Party and its respective affiliates from making statements that are not inconsistent with previous press releases, public disclosures or public statements made by Macaw or Eagle in compliance with this Clause 10.1.

10.2	Notices

(a) Any notice or other document or communication to be served under this Agreement may be delivered by nationally recognized overnight delivery service (with notice deemed given upon receipt of proof of delivery) or hand delivery (with notice deemed given upon receipt), or by email (with notice deemed given upon confirmation of receipt) to the Party to be served as follows:

(i)	if to Macaw or Merger Sub, to:

Mallinckrodt plc
College Business & Technology Park
Cruiserath, Blanchardstown
Dublin 15, Ireland
Attention:	Executive Vice President and Chief Legal Officer
Email:	[***]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street
New York, New York 10019
Attention:	Adam O. Emmerich
Victor Goldfeld
Viktor Sapezhnikov
Email:	AOEmmerich@wlrk.com
VGoldfeld@wlrk.com
VSapezhnikov@wlrk.com

and
Arthur Cox LLP
Ten Earlsfort Terrace
Dublin 2, Ireland
Attention:	Stephen Ranalow
Email:	stephen.ranalow@arthurcox.com

(ii)	if to Eagle, to:

Endo Inc.
9 Great Valley Parkway
Malvern, Pennsylvania 19355
Attention:	Executive Vice President, Chief Legal Officer and Secretary
Email:	[***]

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP 450 Lexington Avenue
New York, New York 10017
Attention:	Michael Kaplan
Michael Davis
E-mail:	michael.kaplan@davispolk.com
michael.davis@davispolk.com

and

A&L Goodbody LLP
International Financial Services Centre, North Wall Quay,
Dublin 1, Ireland
Attention:	Alan Casey
Deirdre Geraghty
Email:	acasey@algoodbody.com
dgeraghty@algoodbody.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:	James E. Langston
Chelsea N. Darnell
Email:	jlangston@paulweiss.com
cdarnell@paulweiss.com

or such other postal address or fax number as it may have notified to the other Parties in writing in accordance with the provisions of this Clause 10.2.

10.3	Assignment

No Party shall assign all or any part of the benefit of, or rights or benefits under, this Agreement without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.4	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Parties (by hand delivery, facsimile process, email or otherwise).

10.5	Amendment

No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties, except that, following approval by the Eagle Shareholders or the Macaw Shareholders, there shall be no amendment to the provisions hereof which by applicable Law would require further approval by the Eagle Shareholders or the Macaw Shareholders without such further approval nor shall there be any amendment or change not permitted under applicable Law. Notwithstanding the foregoing, the final sentence of this Clause 10.5, Clause 10.14 (solely as it relates to the Financing Parties) and Clause 10.16 (and the definitions of the defined terms used therein (including the definition of “Financing Parties”) to the extent an amendment, supplement, waiver or other modification of such definitions would modify the substance of Clause 10.16) may not be modified, waived or terminated in a manner that is adverse to any Financing Party without the prior written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed).

10.6	Entire Agreement

This Agreement, together with the Confidentiality Agreement, the Voting Agreements and any documents delivered by Macaw and Eagle in connection herewith (including the Macaw Disclosure Schedule and the Eagle Disclosure Schedule), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between Macaw and Eagle with respect to the subject matter hereof.

10.7	Inadequacy of Damages

(a) Each Party agrees that damages would not be an adequate remedy for any breach by it of this Agreement and accordingly each Party shall be entitled, prior to the valid termination of this Agreement pursuant to Clause 9.1, without proof of special damages or otherwise or posting or securing any bond, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement, this being in addition to any remedy to which the Parties may be entitled at Law or in equity.

(b) The Parties’ rights in this Clause 10.7 are an integral part of the Transaction, and each Party hereby waives any objections to any remedy referred to in this Clause 10.7 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity).

10.8	Remedies and Waivers

No delay or omission by either Party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

(a) affect that right, power or remedy; or

(b) operate as a waiver of it.

The exercise or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

10.9	Severability

(a) If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement, so as to effect the original intent of the Parties as closely as possible in an equitable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible in accordance with applicable Law. Notwithstanding the foregoing, the Parties intend that the remedies and limitations thereon contained in this Agreement (including, without limitation, Clauses 9.1(b) and 9.2) shall be construed as integral parts of the transactions contemplated by this Agreement and therefore shall not be severable in any manner that increases or decreases a Party’s liability or obligations hereunder.

(b) If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, that shall not affect or impair:

(i) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(ii) the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

10.10	No Partnership and No Agency

(a) Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, association, joint venture or other co-operative entity between any of the Parties.

(b) Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, either Party the agent of any of the other Parties for any purpose. No Party has, pursuant to this Agreement, any authority or power to bind or to contract in the name of any of the other Parties to this Agreement.

10.11	Further Assurance

Subject to the provisions of this Agreement, the Parties will, and will procure that each member of their respective Groups will, issue, execute or despatch such documentation in a timely fashion or take other actions as is necessary or desirable to facilitate the implementation of the Macaw Articles Amendment or the Merger or carry out the purposes of this Agreement.

10.12	Costs and Expenses

Save for:

(a) the costs of, and associated with, the filing, printing, publication and posting of the Joint Proxy Statement/Prospectus, Registration Statement and Scheme Document and any other materials required to be posted to Eagle Shareholders or Macaw Shareholders pursuant to SEC rules and all SEC and other regulatory filing fees incurred in connection therewith (which shall be borne and discharged one half by Macaw and one half by Eagle); and

(b) the filing fees incurred in connection with notifications with any Governmental Entity under any Antitrust Laws (which shall be borne and discharged one half by Macaw and one half by Eagle),

each Party shall pay its own costs and expenses of and incidental to this Agreement, the Macaw Articles Amendment, the Merger and all other transactions contemplated by this Agreement, except as otherwise provided in this Agreement.

10.13	Governing Law; Jurisdiction; Waiver of Jury Trial

(a) Except as expressly set forth in Clause 10.16, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state or jurisdiction, provided, however, that Macaw Articles Amendment and the Scheme and the matters related thereto, as well as the matters relating to the conduct of directors of Macaw, shall be governed by, and construed in accordance with, the Laws of Ireland to the extent required by the Laws of Ireland, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

(b) Except as expressly set forth in Clause 10.16, each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Clause 10.13 in the manner provided for notices in Clause 10.2. Notwithstanding the foregoing, the Scheme and matters related to the sanction thereof shall be subject to the jurisdiction of the High Court and any appellate courts therefrom.

(c) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE SUN SHARE EXCHANGE AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS CLAUSE 10.13.

10.14	Third Party Beneficiaries

This Agreement is not intended to confer upon any person other than Eagle and the Macaw Parties any rights or remedies under or by reason of this Agreement, except as expressly provided in (a) Clause 7.3 for the Indemnified Parties, (b) the final sentence of Clause 10.5, this Clause 10.14 (solely as it relates to the Financing Parties) and Clause 10.16 for the Financing Parties and (c) from and after the Merger Effective Time, the right of Eagle Shareholders to receive the Merger Consideration subject to the terms and conditions of this Agreement.

10.15	Non Survival of Representations and Warranties

None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Completion. This Clause 10.15 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Completion.

10.16	Financing Provisions

Notwithstanding anything in this Agreement to the contrary (but subject to the last sentence of this Clause 10.16), the Macaw Parties, on behalf of themselves, their Subsidiaries and their controlled Affiliates, hereby: (a) agree that any action, suit, proceeding or claim, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Financing Parties, arising out of or relating to, this Agreement or the Financing or any of the agreements (including the Commitment Letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action, suit, proceeding or claim to the exclusive jurisdiction of such court, (b) agree that any such action, suit, proceeding or claim shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letter or in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) agree not to bring or support, or permit any their Subsidiaries or controlled Affiliates to bring or support, any action, suit, proceeding or claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement or the Financing (including the Commitment Letter) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) knowingly, intentionally and voluntarily waive to the fullest extent permitted by applicable law trial by jury in any such action, suit, proceeding or claim brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing (including the Commitment Letter) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agree that service of process upon any Macaw Party in any such action, suit, proceeding or claim shall be effective if notice is given in accordance with Clause 10.2, (f) irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action, suit, proceeding or claim in any such court, (g) agree that none of the Financing Parties shall have any liability to Macaw, any of its Subsidiaries or controlled Affiliates or any of their respective Representatives relating to or arising out of this Agreement or the Financing (including any commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) agree that no Financing Party shall be subject to any special, consequential, punitive or indirect damages in any such action, suit, proceeding or claim and (i) agrees that the Financing Parties are express third-party beneficiaries of, and may enforce, any of the provisions of the final sentence Clause 10.5, Clause 10.14 (solely as it relates to the Financing Parties) and this Clause 10.16 and that such provisions (and any other provision of this Agreement, including the definition of “Financing Parties”, to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Clause 10.16) may not be amended in a manner than is adverse to the Financing Parties without the prior written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Clause 10.16 shall in any way limit or modify the rights and obligations of Eagle and the Eagle Subsidiaries under this Agreement, or any Financing Party’s obligations under the Commitment Letter, or the rights of the Macaw Subsidiaries against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Merger Effective Time.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the date first specified above.

MALLINCKRODT PLC

By	/s/ Sigurdur Olafsson
Name: Sigurdur Olafsson
Title: President and Chief Executive Officer

[Signature Page to Transaction Agreement]

ENDO, INC.

By	/s/ Scott Hirsch
Name: Scott Hirsch
Title: Interim Chief Executive Officer

[Signature Page to Transaction Agreement]

SALVARE MERGER SUB LLC

By:	/s/ Bryan M. Reasons
Name: Bryan M. Reasons
Title: President

[Signature Page to Transaction Agreement]